AFRICO RESOURCES LTD.

#1108 - 1030 West Georgia Street
Vancouver, British Columbia V6E 2Y3
Telephone: (604) 646-3225 • Facsimile: (604) 646-3226

RECEIVED
2008 JUN 16 A 10: 07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08003232

June 2, 2008

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549 USA

PROCESSED
JUN 17 2008 E
THOMSON REUTERS

SUPPL

Ladies and Gentlemen:

Re: **Rule 12g3-2(b) Supplemental Materials**
Africo Resources Ltd.
Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended
(SEC File No. – 82-35147)

On behalf of Africo Resources Ltd. (the "***Company***"), we hereby furnish to the Securities and Exchange Commission (the "***SEC***") the following documents pursuant to the requirements of Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"). Pursuant to Rule 12g3-2(b)(5), the furnishing of this information to the SEC does not constitute an admission by the Company that it is subject to the Exchange Act.

Pursuant to Rule 12g3-2(b)(1)(iii), the Company submits the information attached hereto as Schedule A, which consists of the following documents:

1. Amendment, Waiver and Termination Agreement dated as of April 17, 2008, with respect to the Shareholders Rights Plan Agreement dated as of May 25, 2007;
2. Material Document – Amendment to Subscription Agreement dated April 25, 2008, and Subscription Agreement dated April 17, 2008, between Camrose Resources Limited and Africo Resources Ltd.;
3. Material Document – Agreement dated April 17, 2008, between La Congolaise Des Mines et de Developpement (Comide SPRL) and Africo Resources Ltd.;
4. Material Document – Agreement dated April 17, 2008, between Camrose Resources Limited and Africo Resources Ltd.;
5. Certificate pursuant to section 2.20 of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* dated May 21, 2008;
6. Notice of Annual and Special Meeting of Shareholders being held June 12, 2008;
7. Management Information Circular for Annual and Special Meeting of Shareholders being held June 12, 2008;
8. Form of proxy to be used at the Annual and Special Meeting of Shareholders being held June 12, 2008.

dlw 6/16

If you have any questions regarding the enclosures, please do not hesitate to contact Michael O'Brien at (604) 646-3225.

Sincerely,

Africo Resources Ltd.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

SCHEDULE A

1. Amendment, Waiver and Termination Agreement dated as of April 17, 2008, with respect to the Shareholders Rights Plan Agreement dated as of May 25, 2007;
2. Material Document – Amendment to Subscription Agreement dated April 25, 2008, and Subscription Agreement dated April 17, 2008, between Camrose Resources Limited and Africo Resources Ltd.;
3. Material Document – Agreement dated April 17, 2008, between La Congolaise Des Mines et de Developpement (Comide SPRL) and Africo Resources Ltd.;
4. Material Document – Agreement dated April 17, 2008, between Camrose Resources Limited and Africo Resources Ltd.;
5. Certificate pursuant to section 2.20 of National Instrument 54-101 – *Communication with Beneficial Owners of Securities of a Reporting Issuer* dated May 21, 2008;
6. Notice of Annual and Special Meeting of Shareholders being held June 12, 2008;
7. Management Information Circular for Annual and Special Meeting of Shareholders being held June 12, 2008;
8. Form of proxy to be used at the Annual and Special Meeting of Shareholders being held June 12, 2008.

RECEIVED

2008 JUN 16 A 10:

AMENDMENT, WAIVER AND TERMINATION AGREEMENT

AMENDMENT, WAIVER AND TERMINATION AGREEMENT dated as of April 17, 2008 with respect to the **SHAREHOLDERS RIGHTS PLAN AGREEMENT** dated as of May 25, 2007 between **Africo Resources Ltd.**, a company incorporated under the laws of Canada (the "Issuer") and **Computershare Investor Services Inc.**, a company incorporated under the laws of Canada (the "Rights Agent")

BACKGROUND

A. the Issuer and the Rights Agent are parties to the Shareholders Rights Plan Agreement dated as of May 25, 2007 (the "Rights Plan");

B. the Issuer and Camrose Resources Limited ("Camrose") have entered into a Subscription Agreement dated as of April 17, 2008 ("Subscription Agreement") pursuant to which Camrose has agreed to subscribe for common shares of the Issuer representing more than 20% of the outstanding common shares of the Issuer after giving effect to completion of the Subscription Agreement;

C. completion of the Subscription Agreement is conditional upon the rights under the Rights Plan being waived and the Rights Plan being terminated;

D. the Rights Plan is not intended to apply to a subscription agreement, the completion of which is conditional upon the rights under the Rights Plan being waived and the Rights Plan being terminated, and the Rights Plan is therefore not intended to apply to the Subscription Agreement;

E. no "Flip-in Event" (as defined in the Rights Plan) has occurred; and

F. the Issuer and the Rights Agent are entering into this Agreement to amend the Rights Plan to provide for the waiver on behalf of all of the shareholders and Rights holders of any rights that may have accrued in their favour prior to the termination of the Rights Plan pursuant to this Agreement and to provide for the Rights Plan to be rescinded in its entirety and terminated effective as of the date of shareholder approval of this Agreement.

In consideration of the premises, $10 now paid by the Issuer and the Rights Agent to each other and the covenants and agreements hereinafter set forth (the receipt and sufficiency of which is hereby acknowledged), the Issuer and the Rights Agent agree as follows:

1. In this Agreement terms that are defined in the Rights Plan and not otherwise defined herein shall have the meanings defined in the Rights Plan.

2. The Rights Plan is hereby amended, effective as of the date of shareholder approval of this Agreement, to provide that any and all rights that may have accrued under the Rights Plan and the Rights in favour of holders of Common Shares prior to the termination of the Rights Plan pursuant to this Agreement are fully and finally and irrevocably waived and the obligations of the Issuer in connection therewith are fully and finally and irrevocably released.

3. The Rights Plan is hereby rescinded in its entirety and terminated, and of no further force and effect, effective as of the date of shareholder approval of this Agreement.

4. This Agreement is subject to the approval of the holders of Common Shares, by the affirmative vote of a majority of the votes cast by all holders of Common Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person), represented in person or by proxy at a Special Meeting called and held in compliance with applicable laws and regulatory requirements and the requirements of the Issuer's bylaws and the Rights Plan.

5. This Agreement shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

6. This Agreement and the Rights Plan are the only agreements between the parties with respect to the subject matter hereof and thereof and there are no other agreements, representations, warranties, covenants or conditions with respect thereto.

7. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

In witness whereof, the parties hereto have caused this Agreement to be duly executed under seal as of the day and year first above written.

AFRICO RESOURCES LTD.

By: c/s

"Chris Theodoropoulos"
(Authorized Signatory)

Name: Chris Theodoropoulos
Title: Chairman of the Board

COMPUTERSHARE INVESTOR SERVICES INC.

By: c/s

"June Glover"
(Authorized Signatory)

Name: June Glover
Title: Relationship Manager

"Jenny Karim"
(Authorized Signatory)

Name: Jenny Karim
Title: Relationship Manager

RECEIVED
2008 JUN 16 A 10:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AMENDMENT TO SUBSCRIPTION AGREEMENT

THIS AMENDMENT TO SUBSCRIPTION AGREEMENT is made as of April 25, 2008 and is

BETWEEN:

> **CAMROSE RESOURCES LIMITED**, a corporation existing under the laws of the British Virgin Islands, the registered office of which is at Palm Grove House, road town, Tortola, British Virgin Islands
>
> ("**Camrose**")

AND:

> **AFRICO RESOURCES LTD.**, a corporation existing under the laws of Canada, the registered office of which is at 1030 West Georgia Street, Suite 1108, Vancouver, BC V6E 2Y3
>
> ("**Africo**")

BACKGROUND

A. Camrose and Africo entered into an agreement (the "**Subscription Agreement**") made as of the 17th day of April, 2008.

B. Camrose and Africo are entering into this Agreement to amend the Subscription Agreement as hereinafter set forth.

NOW THEREFORE in consideration of the respective covenants, agreements, representations and warranties of Camrose and Africo contained herein and for other good and valuable consideration (the receipt and sufficiency of are hereby acknowledged), Camrose and Africo agree as follows:

1. Terms used in this Agreement which are defined in the Subscription Agreement and not otherwise defined herein, shall have the meanings so defined.

2. Section 5.1 is amended as follows:

   (a) by deleting the word "and" from the end of subsection (dd);

   (b) by deleting the period at the end of subsection (ee) and substituting therefore a semicolon and the word "and"; and

   (c) by adding as Subsection (ff) the following:

   "(ff) Africo is not a "business" under the *Investment Canada Act* (Canada)."

3. Subsection 6.1(f) is amended by deleting the first four lines thereof and "directors." at the beginning of the fifth line and substituting therefor the following: "it will take all necessary steps legally available to it so that on Completion four individuals designated by Camrose ("**Camrose Representatives**") are appointed as directors of Africo, the Africo Board is comprised of no more than seven directors and a quorum is not more than a majority of all the directors. After Completion,"

4. The Subscription Agreement as amended by this Agreement is hereby confirmed. The Subscription Agreement as amended by this Agreement is the only agreement between the Parties with respect to the subject matter thereof and there are no other agreements, representations, warranties, covenants or conditions with respect thereto.

5. This Agreement may be executed in counterparts, each of which shall constitute an original and both of which taken together shall constitute one and the same instrument.

IN WITNESS of which this Agreement has been duly executed and delivered on the date written at the beginning of this Agreement.

CAMROSE RESOURCES LIMITED

By *"SIGNED"*
Name: Maxi Torres
Title Director

____
Name:
Title

AFRICO RESOURCES LTD.

By *"SIGNED"*
Name: Chris Theodoropoulos
Title Chairman

"SIGNED"
Name: Michael O'Brien
Title Director

SUBSCRIPTION AGREEMENT

CAMROSE RESOURCES LIMITED

- and -

AFRICO RESOURCES LTD.

April 17, 2008

Mtl#: 1592291.15

TABLE OF CONTENTS

ARTICLE 1
INTERPRETATION

ARTICLE 2
SUBSCRIPTION FOR THE SUBSCRIPTION SHARES

AND SUBSCRIPTION WARRANTS

ARTICLE 3
CLOSING CONDITIONS

ARTICLE 4
COMPLETION

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

ARTICLE 6
COVENANTS

ARTICLE 7
MISCELLANEOUS

ARTICLE 8
NOTICES

SUBSCRIPTION AGREEMENT

MEMORANDUM OF AGREEMENT made as of the 17th day of April, 2008.

BETWEEN:

CAMROSE RESOURCES LIMITED,
a corporation existing under the laws of the British Virgin Islands, the registered office of which is at Palm Grove House, Road Town, Tortola, British Virgin Islands

(hereinafter referred to as "**Camrose**")

- and -

AFRICO RESOURCES LTD.,
a corporation existing under the laws of Canada, the registered office of which is at 1030 West Georgia Street, Suite 1108, Vancouver, BC V6E 2Y3

(hereinafter referred to as "**Africo**")

WHEREAS Camrose has agreed to subscribe for and purchase a total of 40,000,000 common shares of Africo (the "**Subscription Shares**") and 20,000,000 common share purchase warrants of Africo (the "**Subscription Warrants**"), each Subscription Warrant entitling the holder to acquire one common share of Africo (an "**Underlying Share**") at a price of Cdn.**$3.50** per common share for a period of 18 months following the Completion Date;

NOW THEREFORE in consideration of the respective covenants, agreements, representations and warranties of the Parties (as defined herein) contained herein and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each Party), the Parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

For purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

(a) "**Affiliate**" in respect of any Party means, except as otherwise provided in this Agreement, any person related to such Party in a way that such person directly or indirectly controls or is controlled by such Party, or directly or indirectly is controlled by the same person that directly or indirectly controls such Party. For purposes of the preceding sentence, "control" means the ownership of or control or direction over, directly or indirectly, at least 50.1% of the voting power attached to the outstanding voting securities of the relevant person or of sufficient voting securities of such person that the holder has the right to control the election or appointment of a majority of the directors or persons acting in a substantially similar capacity (if applicable) of such person;

(b) "**Africo BC**" means Africo Resources (B.C.) Ltd., a corporation existing under the laws of the Province of British Columbia;

(c) "**Africo Board**" means the board of directors of Africo;

(d) "**Africo Share**" means a common share of Africo;

(e) "**Akam Agreement**" means the agreement between Camrose and Africo with respect to Africo's interest in Swanmines dated the date hereof;

(f) "**Assets**" means all property and assets of Africo and each Subsidiary of every kind and wheresoever situated;

(g) "**Authorization**" means, with respect to any Person, any authorization, order, permit, approval, grant, licence, consent, right, franchise, privilege, certificate, judgment, writ, injunction, award, determination, direction, decree, or by-law, rule or regulation of any Governmental Authority, whether or not having the force of law, having jurisdiction over such Person;

(h) "**Benefit Plans**" means all employee benefit plans relating to the employees of Africo and each Subsidiary, including profit sharing, pension and other deferred compensation arrangements, phantom stock option, stock option, employee stock purchase, bonus, retirement, health or insurance plans (oral or written);

(i) "**Books and Records**" means all technical, business and financial and accounting records, financial books and records of account, books, data, reports, files, lists, drawings, plans, logs, briefs, customer and supplier lists, deeds, certificates, contracts, surveys, title opinions or any other documentation and information in any form whatsoever (including written, printed, electronic or computer printout form) relating to the Business;

(j) "**Business**" means the business presently and heretofore carried on by Africo and the Subsidiaries relating to (i) mineral exploration, development and mining and (ii) all activities reasonably ancillary or related to the foregoing;

(k) "**Business Day**" means any day other than a Saturday or Sunday upon which banks are open for normal business in Toronto and Vancouver, Canada;

(l) "**Canadian Securities Laws**" means all applicable securities laws in the Provinces of British Columbia, Alberta, Ontario and Québec, and the respective rules, regulations, work orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the securities regulatory authorities in the Provinces of British Columbia, Alberta, Ontario and Québec;

(m) "**Canadian Securities Regulators**" means the applicable securities commission or securities regulatory authority in the Provinces of British Columbia, Alberta, Ontario and Québec;

(n) "**Circular**" means the information circular to be prepared and sent to holders of Africo Shares in connection with the Meeting;

(o) "**Claims**" means any claim of any nature whatsoever including any demand, liability, obligation, debt, cause of action, suit, proceeding, judgment, award, assessment and reassessment;

(p) "**Comide**" means **LA CONGOLAISE DES MINES ET DE DEVELOPPEMENT (COMIDE Sprl)**, a private limited company incorporated in the Democratic Republic of Congo and registered in Kinshasa under company number 01.128-N462802, and an Affiliate of Camrose;

(q) "**Completion**" means completion of the subscription for, issue and allotment and delivery of, and payment for, the Subscription Shares and Subscription Warrants in accordance with the provisions of this Agreement;

(r) "**Completion Date**" means the date on which the Completion occurs as contemplated by Section 4.1;

(s) "**Contracts**" means all contracts to which Africo and/or any Subsidiary is a party, including all contracts, leases of personal property, licenses, undertakings, engagements or commitments of any nature, written or oral, to which Africo and/or any Subsidiary is entitled in connection with the Business including, without limitation, forward commitments by Africo or any Subsidiary for supplies or materials entered into the ordinary course of the Business, all restrictive agreements and negative covenant agreements which Africo or any Subsidiary may have with its employees, past or present and including the Material Contracts listed in Schedule C;

(t) "**Convertible Securities**" means securities convertible into, exchangeable for or otherwise carrying the right or obligation to acquire Africo Shares;

(u) **"Corporate Records"** means the corporate records of Africo and the Subsidiaries, including (i) all constating documents and by-laws, (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees), and (iii) the share certificate books, securities register, register of transfers and register of directors;

(v) **"Encumbrance"** means any charge, mortgage, pledge, lien, claim, hypothec, option, right of pre-emption, right of first refusal, restriction on dealing or transfer, encumbrance or other similar or adverse right of any description;

(w) **"Environmental Laws"** means all applicable federal, provincial, state, municipal or local Laws relating to:

  (i) the protection of human health, natural resources, the natural environment and worker health and safety;

  (ii) Hazardous Substances; or

  (iii) the assessment, mitigation, management and compensation of environmental and/or social impacts and risks related to the Business and, in particular, the Project;

(x) **"Exchange"** means the Toronto Stock Exchange;

(y) **"Exploration Property"** means any prospective, undeveloped mining property in respect of which Africo or a Subsidiary proposes or intends to conduct activities relating to the Business;

(z) **"Financial Statements"** means the consolidated financial statements of Africo for the fiscal years ended December 31, 2006 and 2007, together with the reports of the auditor thereon and the notes thereto;

(aa) **"Governmental Authority"** means any governmental authority of Canada or the Democratic Republic of the Congo, and any political subdivision of any of the foregoing, any multi-national organization or body comprised of one of the foregoing, any agency, department, commission, board, bureau, court or other authority thereof, or any quasi-governmental or private body exercising, or purporting to exercise, any executive, legislative, judicial, administrative, police, regulatory or taxing authority or power of any nature;

(bb) **"Government Official"** means any official, agent or employee of any Governmental Authority, any political party or an official thereof, any candidate for political office, any official or employee of any public international organization, or any immediate relative (spouse, son, daughter, or parent) of any of the foregoing, including, without limiting the generality of the foregoing, any employee or official of any company in which any Governmental Authority holds

an equity interest, any employee or official of any company which is in the process of being privatized in whole or in part, and any person who is purporting to act in a private capacity, but who otherwise is a "Government Official" within the meaning of this section;

(cc) "**H&J**" means Enterprises H&J Swanepoel Famille Trust sprl, a corporation existing under the laws of the Democratic Republic of the Congo;

(dd) "**Hazardous Substance**" means any liquid, gaseous or solid matter, vibration, ray, heat, odour, radiation or energy which is or is deemed by law to be, alone or in any combination, hazardous, hazardous waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of contaminant;

(ee) "**IFC**" means the International Finance Corporation;

(ff) "**IFC Policy and Guidelines**" means the following standards and guidelines established or applied by the IFC:

(i) environmental and social categorisation (based on the environmental and social screening criteria of the IFC);

(ii) Performance Standards on Social and Environmental Sustainability; and

(iii) Industry-Specific Environmental, Health and Safety Guidelines (including relevant World Bank Guidelines);

(gg) "**Interim Financial Statements**" means the unaudited consolidated balance sheet of Africo at September 30, 2007 and the accompanying statement of income for the three-month period then ended;

(hh) "**Kalukundi Property**" means the 19.5 square-kilometre tenement in the Kolwezi District of Katanga Province in the Democratic Republic of the Congo, consisting of 23 blocks, that is subject to Exploitation or Mining License PE591 issued on October 11, 2001;

(ii) "**Kisankala**" means Kisankala Mining Corp., a corporation existing under the laws of the Province of British Columbia;

(jj) "**Laws**" means all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, rulings or awards, policies and guidelines having the force of law or any provisions of the foregoing, including general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which such word is used; and "**Law**" means any one of them;

(kk) **"Legal Requirement"** means any law, statute, ordinance, decree, requirement, order, treaty, proclamation, convention, rule or regulation (or interpretation of any of the foregoing) of, and the terms of any authorization issued by, any Governmental Authority;

(ll) **"Loan Securities"** has the meaning ascribed thereto in Section 7.6;

(mm) **"Material Adverse Effect"** means a material adverse effect on the operating results, financial condition, assets, liabilities, capital liabilities (contingent or otherwise), cash flow, income or business or prospects of the applicable Person, whether financial or otherwise;

(nn) **"Meeting"** means the special meeting of holders of Africo Shares to be held for the purpose of considering the transactions contemplated by this Agreement, the Purchase Agreement (with respect to the issuance of Africo Shares), the Akam Agreement (with respect to the issuance of Africo Shares), the issuance of the Loan Securities and the amendment and termination and repeal of the Rights Plan and any adjournments or postponements of such meeting;

(oo) **"Mineral License"** means a license, permit or similar instrument held directly or indirectly by Africo or a Subsidiary granting Mineral Rights in connection with an Exploration Property;

(pp) **"Mineral Rights"** means all rights to explore, use, develop or exploit an Exploration Property;

(qq) **"Ordinary Course"** means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person;

(rr) **"Parties"** means Camrose and Africo, and **"Party"** means either one of them;

(ss) **"Permitted Encumbrance"** means (i) Encumbrances for taxes, assessments and governmental charges due, which are being contested in good faith and diligently by appropriate proceedings and in respect of which adequate provision for the related monetary obligation has been made in the Financial Statements; (ii) in respect of real property, servitudes, easements, restrictions, rights-of-way and other similar rights or any interest therein, provided the same are not of such nature as to materially adversely affect the use or value of the property subject thereto; (iii) restrictions on the transfer of securities imposed under Canadian Securities Laws or any other applicable securities Laws; (iv) inchoate liens claimed or held by any Governmental Authority or a public utility in respect of the payment of taxes or utilities not yet due and payable; (v) security given in the Ordinary Course of the Business to any public utility or Governmental Authority in connection with the operations of the Business, other than security for borrowed money; and (vi) the Encumbrances disclosed in Schedule C;

(tt) **"Person"** means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority, and pronouns have a similarly extended meaning;

(uu) **"Project"** means all exploration, development and mining activities and related activities carried out by Africo or a Subsidiary at the Kalukundi Property;

(vv) **"Promissory Note"** means the promissory note of even date with this Agreement executed by Africo in favour of Camrose pursuant to which Camrose has agreed to loan to Africo the sum of Cdn.$2,000,000;

(ww) **"Purchase Agreement"** means the Purchase Agreement of even date with this Agreement between Comide and Africo with respect to the sale of certain Comide assets to Africo;

(xx) **"Rights Plan"** means the shareholder rights plan agreement dated May 25, 2007 between Africo and Computershare Investor Services Inc.;

(yy) **"Seven Seasons"** means Seven Seasons Trading 146 (Pty) Ltd., a corporation existing under the laws of South Africa;

(zz) **"Subscription Funds"** means Cdn.$100,000,000, being the aggregate amount to be paid by Camrose to Africo at Completion in consideration for the subscription by Camrose of the Subscription Shares and Subscription Warrants at the subscription price of Cdn. $2.50 for one Subscription Share and one half of one Subscription Warrant;

(aaa) **"Subsidiaries"** means, collectively, Africo BC, Kisankala, Seven Seasons, H&J and Swanmines, and **"Subsidiary"** means any one of them; and

(bbb) **"Swanmines"** means Swanmines s.p.r.l., a corporation existing under the laws of the Democratic Republic of Congo.

1.2 **Schedules**

The following Schedules are attached to and form an integral part of this Agreement:

Schedule A	-	Form of Opinion of Getz Prince Wells LLP
Schedule B	-	Form of Warrant
Schedule C	-	Exceptions and Additional Disclosure
Schedule D	-	Accredited Investor Schedule

1.3 **Interpretation**

The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the interpretation of this Agreement. Unless otherwise indicated, any reference in this Agreement to an article or section refers to the specified article or section. Wherever the term "including" is used, it shall be deemed to mean "including without limitation," and whenever the phrase "which shall include" is used, it shall mean "which shall include, without limitation."

1.4 **Number, Gender and Persons**

In this Agreement, words importing the singular number only shall include the plural and *vice versa*, words importing gender shall include all genders and words importing persons shall include individuals, corporations, partnerships, associations, trusts, unincorporated organizations, governmental bodies and other legal or business entities of any kind whatsoever.

1.5 **Statutory References**

A provision of any statute or other legislation is to be construed as a reference to such provision in effect on the date hereof as amended or re-enacted or as its application is modified from time to time after the date of this Agreement, and shall include reference to any provision of which it is a re-enactment (whether with or without modification) and to any orders, regulations, instruments or other subordinate legislation (and relevant codes of practice) made under the relevant statute or other legislation.

1.6 **Entire Agreement**

This Agreement, the Purchase Agreement and the Akam Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in this Agreement, the Purchase Agreement and the Akam Agreement.

1.7 **Severability**

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct.

ARTICLE 2
SUBSCRIPTION FOR THE SUBSCRIPTION SHARES AND SUBSCRIPTION WARRANTS

2.1 **Agreement to Subscribe**

Subject to the terms and conditions of this Agreement, Camrose hereby subscribes for the Subscription Shares and Subscription Warrants and Africo hereby agrees to issue and allot the Subscription Shares and Subscription Warrants to Camrose. The subscription price for one Subscription Share and one half of one Subscription Warrant shall be Cdn. $2.50.

2.2 **No Encumbrances**

The Subscription Shares and Subscription Warrants shall be issued in consideration of the Subscription Funds free from any and all Encumbrances (except for restrictions on the transfer of securities imposed under Canadian Securities Laws or any other applicable securities Laws).

2.3 **Effect of Agreement**

Execution and delivery of this Agreement shall for all purposes constitute Camrose's subscription for the Subscription Shares and Subscription Warrants and Africo's agreement to issue and sell the Subscription Shares and Subscription Warrants to Camrose pursuant to the terms of this Agreement, subject to the conditions set forth herein. Subject to the conditions set forth herein, on the Completion Date the Subscription Shares shall be issued and allotted, fully-paid and shall be admitted to trading on the Exchange, free from Encumbrances (except for restrictions on the transfer of securities imposed under Canadian Securities Laws or any other applicable securities Laws), and Camrose or, subject to Section 2.4, its Affiliate as may be designated by Camrose shall be registered as the holder of the Subscription Shares.

2.4 **Registered Holder**

Nothing in this Agreement shall prevent Camrose from requiring Africo to register any or all of the Subscription Shares or Subscription Warrants in its Affiliate's name. In the event that Camrose pledges any of the Africo Securities in favour of a lender, and if Camrose gives any such direction to Africo with respect to registration of such securities, Africo shall comply with such direction..

ARTICLE 3
CLOSING CONDITIONS

3.1 **Closing Conditions in Favour of Africo**

Camrose acknowledges that Africo's obligation to issue the Subscription Shares and Subscription Warrants to Camrose is subject to the following conditions to be fulfilled or performed at or prior to the Completion, which conditions are for the exclusive benefit of Africo

and, notwithstanding any other provision in this Agreement, may be waived, in whole or in part, by Africo in its sole discretion:

(a) the representations and warranties of Camrose set out herein shall be true and correct on the date hereof and Africo shall be satisfied that they are true and correct in all material respects on and as at the Completion Date as if made on and as at such date, and Camrose shall have delivered to Africo an officer's certificate confirming the truth and correctness in all material respects of those representations and warranties;

(b) Africo shall have been provided with evidence satisfactory to it, acting reasonably, that the shareholders of Camrose and/or its Affiliates have approved the transactions contemplated by this Agreement, the Purchase Agreement and the Akam Agreement;

(c) the shareholders of Africo (and, if applicable, the holders of "Rights") shall have approved: (i) the amendment to the Rights Plan waiving any rights thereunder that may exist or have existed since its inception and (ii) the termination and repeal of the Rights Plan to take effect upon the Completion;

(d) there shall have been obtained from all Governmental Authorities such Authorizations and from all other Persons such consents and approvals as are required to be obtained by Africo and/or Camrose to permit the transactions contemplated by this Agreement, the Purchase Agreement and the Akam Agreement, including, without limitation, those described in Schedule C;

(e) the Exchange shall have approved the issuance to Camrose of the Subscription Shares and Subscription Warrants at the subscription price set out in Section 2.1 and the listing of the Subscription Shares and Underlying Shares, the shares issuable pursuant to the Purchase Agreement and the Akam Agreement and the issuance of the Loan Securities;

(f) the shareholders of Africo shall have approved the transactions contemplated by this Agreement, the Purchase Agreement (with respect to the issuance of Africo Shares), the Akam Agreement (with respect to the issuance of Africo Shares) and the issuance of the Loan Securities; and

(g) the Purchase Agreement and the Akam Agreement shall have been executed and delivered, shall constitute binding obligations on the parties thereto and remain in full force and effect.

3.2 **<u>Closing Conditions in Favour of Camrose</u>**

Africo acknowledges that Camrose's obligation to subscribe for the Subscription Shares and Subscription Warrants from Africo is subject to the following conditions to be fulfilled or performed at or prior to the Completion, which conditions are for the exclusive

benefit of Camrose and, notwithstanding any other provision in this Agreement, may be waived, in whole or in part, by Camrose in its sole discretion:

(a) the representations and warranties of Africo set out herein shall be true and correct in all material respects on the date hereof and Camrose shall be satisfied that they are true and correct in all material respects (other than in respect of those representations and warranties which are already subject to a materiality qualification) on and as at the Completion Date as if made on and as at such date, and Africo shall have delivered to Camrose an officer's certificate confirming the truth and correctness in all material respects of those representations and warranties;

(b) there shall have been obtained from all Governmental Authorities such Authorizations and from all other Persons such consents and approvals as are required to be obtained by Africo and/or Camrose to permit the transactions contemplated by this Agreement, the Purchase Agreement, the Akam Agreement and the issuance of the Loan Securities, including, without limitation, those described in Schedule C, in each case in form and substance satisfactory to Camrose, acting reasonably;

(c) no prior review shall be required under the *Competition Act* (Canada) or the applicable waiting period shall have expired or an advance ruling certificate obtained and no prior review or notice shall be required under the *Investment Canada Act* or the requisite approval of the Minister thereunder shall have been obtained; the whole to the satisfaction of Camrose;

(d) Camrose shall have been provided with evidence satisfactory to it, acting reasonably, that the Exchange has approved the issuance to Camrose of the Subscription Shares and Subscription Warrants at the aggregate subscription price set out in Section 2.1 and the listing of the Subscription Shares and Underlying Shares and any other securities to be issued and the shares issuable pursuant to the Purchase Agreement and the Akam Agreement and the issuance of the Loan Securities, on terms and conditions satisfactory to Camrose, acting reasonably;

(e) Camrose shall have been provided with evidence satisfactory to it, acting reasonably, that the shareholders of Africo have approved the transactions contemplated by this Agreement, the Purchase Agreement (with respect to the issuance of Africo Shares), the Akam Agreement (with respect to the issuance of Africo Shares) and the issuance of the Loan Securities and any other securities;

(f) the Africo Board shall have approved, subject to approval by the shareholders of Africo at the Meeting, the amendment to the Rights Plan to waive any rights thereunder which may have existed or exist since its inception and the termination and repeal of the Rights Plan to take effect upon the Completion, the whole to the satisfaction of Camrose;

(g) the shareholders of Africo shall have approved the termination and repeal of the Rights Plan to take effect upon the Completion and the waiver of any rights thereunder which may have existed or exist since its inception, the whole to the satisfaction of Camrose;

(h) the Purchase Agreement and the Akam Agreement shall have been executed and delivered, shall constitute binding obligations on the parties thereto and remain in full force and effect;

(i) Africo shall have executed an investors' rights agreement in favour of Camrose and the lender to Camrose pursuant to which it agrees to qualify by prospectus the resale in Canada of the shares of Africo held by them on a demand and on a "piggyback" basis on customary terms and which qualification shall be at the expense of Africo, the whole on terms satisfactory to Camrose and such lender, acting reasonably;

(j) Camrose shall have received a favourable opinion of Getz Prince Wells LLP, counsel to Africo, respecting the matters referred to in Schedule A; and

(k) the Rights Plan shall have been terminated and be of no further force or effect, the whole to the satisfaction of Camrose.

ARTICLE 4
COMPLETION

4.1 Time of Completion

Subject to satisfaction or waiver of the conditions set out in Article 3, the Completion shall take place at the offices of Africo on the Completion Date at the time at which the Parties agree the purchase and sale of the Subscription Shares and Subscription Warrants will be completed, which will be no later than 5:00 p.m. (Vancouver time) (the "**Closing Time**") on the Completion Date, or at such other time or place or on such other date as may be agreed to in writing between Africo and Camrose. The Completion Date shall be on the 65th day following the Meeting, unless Africo notifies Camrose in writing that the Completion Date shall be earlier, which notice shall, if given, be given at least five Business Days prior to the Completion Date, and which notice may not be given prior to the completion of the Meeting.

4.2 Delivery of Africo's Closing Documentation

On the Completion Date, in addition to the documents referred to in Section 3.2, Africo shall deliver to Camrose the following:

(a) a share certificate representing the Subscription Shares registered in Camrose's name or otherwise as directed by Camrose and carrying a legend in a form mutually acceptable to Camrose and Africo to the effect that the holder of the

Subscription Shares shall not trade them before that date which is four months and one day following the Completion Date; and

(b) a document in the form set out in the attached Schedule B executed on behalf of Africo representing the Subscription Warrants.

4.3 **Camrose's Closing Delivery**

On the Completion Date, in addition to the documents referred to in Section 3.1, Africo shall have received a wire transfer from or on behalf of Camrose in immediately available funds in Canadian Dollars, in an amount equal to the Subscription Funds for such Completion.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES

5.1 **Representations and Warranties of Africo**

Africo represents and warrants to Camrose as follows and acknowledges that Camrose is relying on such representations and warranties in connection with its subscription of the Subscription Shares and Subscription Warrants (it being understood, acknowledged and agreed that any representations and warranties with respect to Swanmines, its assets or the business carried on by it are made to the knowledge and belief of Africo and only until September, 2006):

(a) Africo is a corporation existing under the laws of Canada and is properly registered under the laws of the jurisdictions in which its business is carried on except where the failure to be so registered would not have a Material Adverse Effect on the business or operations of Africo;

(b) Africo is a reporting issuer not in default of any requirement under Canadian Securities Laws;

(c) each of the Subsidiaries is duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(d) Africo has the requisite corporate power, authority and capacity to enter into this Agreement, the Purchase Agreement and the Akam Agreement and to perform the transactions contemplated herein and therein, and each of Africo and each of the Subsidiaries has the requisite corporate power, authority and capacity to own, lease and to operate its property and Assets;

(e) Africo has an authorized share capital consisting of an unlimited number of common shares, of which 27,213,092 common shares are currently issued and outstanding. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Africo of any unissued shares of

Africo with the exception of currently outstanding options and warrants as set out in Schedule C;

(f) Africo owns, directly or indirectly, all of the issued and outstanding shares of each Subsidiary (except for Swanmines) and all such shares are free and clear of all Encumbrances except that Dr. Antony Harwood, President and Chief Executive Officer of Africo, holds 52% of the shares of H&J in trust for Kisankala, which shares are currently being transferred to a wholly owned subsidiary of Africo and shall be so transferred by no later than the Closing Date. No person, firm or corporation has any agreement or option, or right or privilege (whether pre-emptive or contractual) capable of becoming an agreement or option, for the purchase from Africo of any unissued shares of a Subsidiary;

(g) the Financial Statements and Interim Financial Statements present fairly the consolidated financial position of Africo and the Subsidiaries as of the dates indicated and the statements of operations, deficit and cash flows of Africo and the Subsidiaries for the periods specified; and such financial statements have been or will have been prepared in conformity with generally accepted accounting principles in Canada, consistently applied throughout the periods involved;

(h) Africo is not in material violation of, and the execution and delivery of this Agreement and the performance by Africo of its obligations under this Agreement, including the issuance of the Subscription Shares, Subscription Warrants and Underlying Shares, will not result in any breach or violation of, or be in conflict with, or constitute a default under, or create a state of facts which after notice or lapse of time, or both, would constitute a default under

(A) any term or provision of the constating documents or by-laws of Africo or any resolution of the directors or shareholders of Africo, and

(B) any Material Contract (as defined herein),

the whole except as would not result in a Material Adverse Effect;

(i) no Authorization and no filing, registration or recording with any Governmental Authority is required of Africo in connection with the execution and delivery of this Agreement, the Purchase Agreement and the Akam Agreement or the performance by Africo of its obligations thereunder, except as set forth in Schedule C, with the exception of the approval of the Exchange and the appropriate mining registries in the Democratic Republic of the Congo;

(j) this Agreement, the Purchase Agreement and the Akam Agreement have been duly authorized, executed and delivered by Africo and constitute a legal, valid and binding obligations of Africo, enforceable against Africo in accordance with their terms, except as enforcement hereof may be limited by bankruptcy, insolvency,

reorganization, moratorium or similar Laws affecting the rights of creditors generally and except as limited by the application of equitable principles when equitable remedies are sought and subject to the fact that rights of indemnity and contribution may be limited by applicable Laws;

(k) the Africo Board has resolved to amend the Rights Plan to provide for the waiver of any rights thereunder and to terminate and repeal the Rights Plan upon the Completion, subject to the approval of such waiver and termination and repeal by the shareholders of Africo at the Meeting;

(l) when issued in the manner contemplated in this Agreement, the Subscription Shares and Underlying Shares will be duly and validly authorized and issued as fully paid and non-assessable common shares of Africo;

(m) when issued in the manner contemplated in this Agreement, the Subscription Warrants will be duly and validly authorized and issued;

(n) Computershare Investor Services Inc., at its principal office in the cities of Toronto, Ontario and Vancouver, British Columbia, has been duly appointed as registrar and agent for the common shares of Africo;

(o) there are no reports or information that in accordance with the requirements of either the Canadian Securities Regulators or Canadian Securities Laws must be made publicly available or filed in connection with the sale of the Subscription Shares and Subscription Warrants that have not been made publicly available or filed as required;

(p) since the date of the Financial Statements, neither Africo nor any Subsidiary has, directly or indirectly, declared or paid any dividends or declared or made any other distribution on any of its shares of any class and has not, directly or indirectly, redeemed, purchased or otherwise acquired any of its shares of any class or agreed to do so;

(q) the Subsidiaries are the only material subsidiaries (as defined in the Canada Business Corporations Act) of Africo. Except as set out in Schedule C, neither Africo nor any Subsidiary is a participant in any joint venture, partnership or similar arrangement;

(r) except as set forth in Schedule C, (i) neither Africo nor any Subsidiary is a party or subject to any Material Contract (as herein defined), and (ii) to Africo's and each Subsidiary's knowledge, there is no agreement between any security-holders thereof that affects or relates to the voting or giving of written consents with respect to any of Africo's or any Subsidiary's securities or by a director of Africo. Neither Africo nor any Subsidiary has granted or agreed to grant any registration rights or similar rights with respect to its securities to any Person;

(s) since December 31, 2007, the Corporate Records of Africo (with the exception of minutes for meetings held in or after February 2008) and each Subsidiary (with the exception of H&J) are complete and accurate and all corporate proceedings and actions reflected therein have been conducted or taken in compliance with all applicable Laws and with the articles and by-laws of Africo and each Subsidiary, as the case may be, and without limiting the generality of the foregoing, (i) the minute books of each such corporation contain complete and accurate minutes of all meetings of the directors and shareholders of such corporation held since December 31, 2006, and all such meetings were duly called and held; (ii) the minute books of each such corporation contain all written resolutions passed by the directors and shareholders of such corporation since December 31, 2006 and all such resolutions were duly passed; (iii) the share certificate books, register of shareholders and register of transfers of each such corporation are complete and accurate and all such transfers have been duly completed and approved; and (iv) the registers of directors and officers are complete and accurate and all present directors and officers of each such corporation were duly elected and appointed, as the case may be;

(t) Africo has filed all forms, reports, documents and information required to be filed by it, whether pursuant to applicable securities laws or otherwise, with the Exchange or the applicable securities regulatory authorities (the "**Disclosure Documents**"). As of the time the Disclosure Documents were filed with the applicable securities regulators and on SEDAR (System for Electronic Document Analysis and Retrieval) (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Disclosure Documents complied in all material respects with the requirements of Canadian Securities Laws and any other applicable securities Laws and (ii) none of the Disclosure Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. From the time of filing until the date hereof, there has been no material change to the matters set forth in the Disclosure Documents that has not been publicly disclosed;

(u) the financial statements of Africo contained in the Disclosure Documents (i) comply as to form in all material respects with the published rules and regulations under Canadian Securities Laws and any other applicable securities Laws, (ii) are reported in accordance with Canadian generally accepted accounting principles applied on a basis consistent with that of the preceding periods and (iii) present fairly the consolidated financial position of Africo and the Subsidiaries as of the respective dates thereof and the consolidated results of operations of Africo and the Subsidiaries for the periods covered thereby. From the time of filing until the date hereof, there has been no material change to the matters set forth in the financial statements of Africo contained in the Disclosure Documents that has not been publicly disclosed;

(v) except as set forth on Schedule C, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from Africo or any Subsidiary of any of the Assets, other than pursuant to business activities in the Ordinary Course or to subscribe for any securities of Africo (other than pursuant to the exercise of options or warrants existing as at the date hereof), including, without limitation, any right to participate in the transactions contemplated by this Agreement;

(w) other than as set forth on Schedule C, none of Africo nor any of the Subsidiaries is the owner or lessee of, or otherwise holds rights in respect of, or is subject to any agreement or option to own, lease or otherwise hold rights in respect of, any Exploration Property. Other than as set forth on Schedule C, none of the Exploration Properties that are the subject of the Mineral Licenses, nor the buildings and fixtures thereon, nor their use, operation or maintenance for the purpose of carrying on the Business, violates any restrictive covenant in any material respect or any provision of any Law or encroaches on any property owned by any other Person in any material respect. Other than as set forth on Schedule C, no condemnation or expropriation proceeding is pending nor, to the knowledge of Africo or any Subsidiary, is threatened against the Exploration Properties that are the subject of the Mineral Licenses;

(x) Africo and each Subsidiary, with the exception of Seven Seasons 147 (Pty) Ltd, has filed or caused to be filed, within the times and within the manner prescribed by Law, all federal, provincial, local and foreign tax returns and tax reports which are required to be filed by or with respect to Africo and each Subsidiary, as applicable. The information contained in such returns and reports is correct and complete and such returns and reports reflect accurately all liability for taxes of Africo and each Subsidiary for the periods covered thereby. All federal, provincial, local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments (including interest and penalties) that are or may become payable by or due from Africo and each Subsidiary have been paid or disclosed and provided for in the Books and Records, the Financial Statements and the Interim Financial Statements. The federal income tax liability of Africo and each Subsidiary has been assessed for all fiscal years to and including its fiscal year ended December 31, 2006. No examination of any tax return of Africo or any Subsidiary is currently in progress, there are no outstanding agreements or waivers extending the statutory period providing for an extension of time with respect to the assessment or re-assessment of tax or the filing of any tax return by, or any payment of any tax by Africo and each Subsidiary, and there are no Claims now pending or to the knowledge of Africo and each Subsidiary, threatened against Africo or any Subsidiary in respect of taxes or any matters under discussion with any Governmental Authority relating to taxes. Africo and each Subsidiary have withheld from each payment made by it to any employee the amount of all taxes and other deductions required to be

withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable Law;

(y) since the date of the Annual Financial Statements, there has been no material adverse change in the affairs, assets, liabilities, business, operations or conditions of Africo and each Subsidiary or its Business, financial or otherwise, whether arising as a result of any legislative or regulatory change, revocation of any licence or right to do business, fire, explosion, accident, casualty, labour trouble, flood, drought, riot, storm, condemnation, act of God, war, terrorist act, famine, public force or otherwise, which has had or which will have a Material Adverse Effect on Africo or any Subsidiary or its Business, except for general economic conditions affecting Canada or the international industry in which Africo and each Subsidiary or the Business operates (but including general economic conditions affecting the Democratic Republic of Congo or the mining industry in the Democratic Republic of Congo);

(z) Environmental Matters:

(i) except as would not result in a Material Adverse Effect, Africo, the Project and the Kalukundi Property (and all operations thereon) have been and are in compliance with Environmental Laws to the best of Africo's knowledge after due inquiry;

(ii) except as would not result in a Material Adverse Effect, the Project has been and is being explored, assessed, constructed and developed in accordance with good international industry practice and in compliance with Environmental Laws and IFC Policy and Guidelines; and

(iii) Africo has delivered to Camrose all material records in Africo's and any Subsidiary's possession concerning their compliance with Environmental Laws and their activities concerning Hazardous Substances and all environmental audits, and environmental assessments of the Kalukundi Property conducted at the request of, or otherwise in the possession of Africo or any Subsidiary;

(aa) Schedule C contains a list of all Contracts of Africo and each Subsidiary which involve the aggregate expenditure or receipt of more than Cdn.$250,000 or which have a term left to run of more than two years or are otherwise material to the Business (the "**Material Contracts**"). Africo and each Subsidiary is in compliance, in all material respects, with each of the Material Contracts. Except for the Material Contracts and Benefit Plans set forth on Schedule C, neither Africo nor any Subsidiary is party to or bound by:

(i) any Benefit Plans or collective agreements;

(ii) any agreement or commitment relating to the borrowing of money;

(iii) any guarantee or other contingent liability in respect of any indebtedness or other liability or obligation of any other Person (other than the endorsement of negotiable instruments for collection in the ordinary course of the Business); and

(iv) any agreement or arrangement with any Person with whom Africo or any Subsidiary (or their present or former directors, officers and employees) does not deal at arm's length within the meaning of the *Income Tax Act* (Canada);

(bb) Employees:

(i) Africo and each Subsidiary are in compliance with all applicable Laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages and hours and has not and is not engaged in any unfair labour practice;

(ii) no unfair labour practice, complaint or grievance against Africo or any Subsidiary is pending or, to the best of the knowledge of Africo and each Subsidiary, threatened before any labour relations board or similar Governmental Authority with respect to the Business;

(iii) there is no labour strike, dispute, slowdown or stoppage actually pending or involving or, to the best of the knowledge of Africo or any Subsidiary, threatened against Africo or any Subsidiary with respect to its Business;

(iv) no union representation question exists respecting the employees of Africo or any Subsidiary in connection with its Business and no collective bargaining agreement is in place or currently being negotiated by Africo or any Subsidiary;

(v) no notice has been received by Africo or any Subsidiary of (x) any complaint filed by any of its employees which has not been resolved claiming that Africo or any Subsidiary has violated any applicable employee or human rights or similar legislation in any of the jurisdictions in which Africo or any Subsidiary operates, or (y) of any complaints or proceedings before any labour relations board of any kind which have not been resolved involving Africo or any Subsidiary or, to Africo's or any Subsidiary's knowledge, after due inquiry, involving any of the employees of Africo or any Subsidiary. There are no outstanding orders or charges against Africo or any Subsidiary under any applicable health and safety legislation in the jurisdictions in which Africo or any Subsidiary carries on business. All levies, assessments and penalties made against Africo pursuant to any applicable workers' compensation legislation in the

jurisdictions in which Africo or any Subsidiary carries on business have been paid by Africo or any Subsidiary and neither Africo nor any Subsidiary has been reassessed under any such legislation except such as have been resolved;

(cc) Africo and each Subsidiary maintain insurance policies with responsible insurers as are appropriate to the Business and Assets in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses and assets. All such policies of insurance coverage are in full force and effect. Africo and each Subsidiary are not in default with respect to any of the provisions contained in any such insurance policy and has not, to the knowledge of Africo and its Subsidiaries, failed to give any notice or present any claim under any such insurance policy in due and timely fashion. Neither Africo nor any of its Subsidiaries are aware of any matters with respect to which it may claim under any such insurance policy;

(dd) except as set forth in Schedule C and except for a mining review currently underway by the Ministry of Mines in the Democratic Republic of the Congo, as described in the Disclosure Documents, there is no action, suit or proceeding, at law or in equity, by any Person, nor any arbitration, administrative or other proceeding by or before (or to the best of the knowledge of Africo or any Subsidiary, any investigation by) any Governmental Authority pending, or, to the best of the knowledge of Africo or any Subsidiary, threatened against or affecting Africo or any of its properties or rights or any of the Assets, and neither Africo nor any Subsidiary knows of any valid basis for any such action, suit, proceeding, arbitration or investigation. Except as set forth in Schedule C, neither Africo nor any Subsidiary is subject to any judgment, order or decree entered in any lawsuit or proceeding; and

(ee) neither Africo nor any Subsidiary has made any assignment for the benefit of its creditors nor has any receiving order been made against it under the *Bankruptcy and Insolvency Act* (Canada) or similar laws of any other jurisdiction, nor has any petition for such an order been served upon it, nor has it attempted to take the benefit of any legislation with respect to financially distressed debtors, nor, after giving effect to this financing, is an insolvent person within the meaning of the *Bankruptcy and Insolvency Act* (Canada) or under any applicable bankruptcy legislation.

5.2 **<u>Representations and Warranties of Camrose</u>**

Camrose hereby represents and warrants to Africo as follows and acknowledges that Africo is relying on such representations and warranties in connection with the transactions contemplated by this Agreement:

(a) The execution and delivery by Camrose of this Agreement and the performance by it of its obligations thereunder:

  (i) are within its corporate power and have been duly authorized by all necessary corporate action on its part and no other corporate proceedings on the part of Camrose are necessary to authorize the entering into by Camrose of this Agreement, the performance by Camrose of its obligations thereunder or the completion of the matters contemplated therein; and

  (ii) are not in violation of, and will not result in a violation or breach of or a default under, the terms or provisions of any law, regulation, license, permit, lease, authorization, order, agreement, covenant, undertaking or other document or instrument to which it or any of its subsidiaries is a party or by which it or any of its subsidiaries or any of their respective properties or assets is bound;

(b) this Agreement has been duly executed and delivered by Camrose and constitutes a legal, valid and binding obligation of Camrose, enforceable against it in accordance with its terms;

(c) Camrose is an "accredited investor" as that term is defined in National Instrument 45-106 and specifically meets the criteria set out in Schedule D hereto;

(d) Camrose acknowledges that Africo is currently involved in litigation involving its material property as set out in the Disclosure Documents and that Africo may have no assets other than cash;

(e) Camrose has been independently advised as to the applicable hold period imposed in respect of the Subscription Shares, Subscription Warrants and Underlying Shares by the securities Laws in the jurisdiction in which it resides, and confirms that no representation has been made respecting the applicable hold periods for the Subscription Shares, Subscription Warrants or Underlying Shares and that it is aware of the risks and other characteristics of the Subscription Shares, Subscription Warrants and Underlying Shares and of the fact that Camrose may not resell the Subscription Shares, Subscription Warrants or Underlying Shares except in accordance with applicable securities Laws until expiry of the applicable hold period and compliance with the other requirements of applicable Laws;

(f) Camrose acknowledges that certificates representing the Subscription Shares, Subscription Warrants and Underlying Shares will contain a legend denoting the applicable four month hold period under applicable Canadian securities legislation and upon expiry of such period, Africo shall provide replacement certificates without such legend;

(g) Camrose has been advised that no prospectus has been filed in connection with the transactions contemplated by this Agreement and, as the sale of the Subscription Shares and Subscription Warrants to Camrose is being completed pursuant to exemptions from the prospectus and registration requirements of applicable securities Laws,

(i) most of the civil remedies applicable to offerings by way of prospectus provided for in such Laws are not available to Camrose;

(ii) Camrose may not receive information that would be provided if no such exemptions were available; and

(iii) Africo is relieved of certain obligations in respect of offerings by way of prospectus which would otherwise apply under applicable securities Laws;

(h) it is resident in the British Virgin Islands, and the purchase by and sale to it of the Subscription Shares and Subscription Warrants and any act, solicitation, conduct or negotiation directly or indirectly in furtherance of such purchase and sale has occurred outside of the United States and Canada;

(i) it did not receive the offer to purchase the Subscription Shares and Subscription Warrants in the United States, it was outside the United States when its authorized signatory executed and delivered this Agreement, the Subscription Shares and Subscription Warrants are not being acquired, directly or indirectly, for the account or benefit of a U.S. Person, as that term is defined in Regulation S under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**") or a person in the United States and Camrose does not have any agreement or understanding (either written or oral) with any U.S. Person or a person in the United States respecting:

(i) the transfer or assignment of any rights or interests in any of the Subscription Shares, Subscription Warrants or Underlying Shares;

(ii) the division of profits, losses, fees, commissions, or any financial stake in connection with this Agreement; or

(iii) the voting of the Subscription Shares or Underlying Shares;

(j) Camrose has no intention to distribute either directly or indirectly any of the Subscription Shares, Subscription Warrants or Underlying Shares in the United States or to U.S. Persons;

(k) Camrose acknowledges that the Subscription Shares, Subscription Warrants and Underlying Shares have not been registered under the U.S. Securities Act or the securities Laws of any state in the United States, and may not be offered or sold in the United States or to a U.S. Person unless an exemption from such registration

requirements is available. Camrose understands that Africo has no obligation or present intention of filing a registration statement under the U.S. Securities Act or any state securities Laws in respect of the Subscription Shares, Subscription Warrants or Underlying Shares;

(l) Camrose is purchasing the Subscription Shares and Subscription Warrants as principal for its own account and not for the benefit of any other person (or is deemed under the Canadian Securities Laws to be purchasing as principal) except as set out in Section 2.4 hereof, in which case the following representations are provided by such Affiliate, and it is purchasing for investment only and not with a view to resale or distribution and no other person, corporation, firm or other organization has a beneficial interest in the Subscription Shares and Subscription Warrants being purchased (provided that, notwithstanding the foregoing, Camrose may pledge them to a lender or deliver them to a lender as part of a repayment of certain loans and the lender may have rights related thereto);

(m) Camrose has such knowledge in financial and business affairs as to be capable of evaluating the merits and risks of its investment and it is able to bear the economic risk of loss of its investment;

(n) Camrose understands that the sale and delivery of the Subscription Shares and Subscription Warrants is conditional upon such sale being exempt from the requirements as to the filing of a prospectus or upon the issuance of such orders, consents or approvals as may be required to permit such sale without the requirement of filing a prospectus;

(o) if required by applicable securities Laws or by any securities commission, stock exchange or other regulatory authority, Camrose will execute, deliver, file and otherwise assist Africo in filing reports, undertakings and other documents with respect to the issue of the Subscription Shares, Subscription Warrants and Underlying Shares;

(p) Camrose acknowledges that it and/or Africo may be required to provide the Canadian Securities Regulators or other regulatory authorities with a list setting forth the identities of the beneficial purchasers of the Subscription Shares and Subscription Warrants; and

(q) Camrose consents to the release by Africo of Camrose's name, address and the number of Subscription Shares and Subscription Warrants purchased to Canadian Securities Regulators in compliance with Canadian Securities Laws and to other regulatory authorities in compliance with other applicable securities Laws.

5.3 **Survival of Representations And Warranties**

The representations and warranties contained in this Agreement shall not be extinguished or cancelled as a result of Completion but shall survive for a period of 24 months

following the Completion Date to the effect that any claim hereunder arising out of a breach of such a representation or warranty must be made against the Party giving such representation or warranty on or before the date that is 24 months following the Completion Date; provided that the right to make any claim hereunder with respect to the representation and warranty set out in Section 5.1(l) and (m) or with respect to fraud by or on behalf of the Party against whom the claim is to be made shall survive indefinitely.

5.4 **Indemnification**

Each Party hereby agrees to indemnify and save the other Party harmless of and from any loss, liability, claim, damage, cost or expense of any nature whatsoever (including, without limitation, reasonable legal fees and disbursements) suffered or incurred as a result of any breach of any representations, warranties or covenant of such Party set forth herein.

ARTICLE 6
COVENANTS

6.1 **Covenants of Africo**

Africo hereby covenants and agrees that:

(a) as soon as practicable after the date hereof, but in any event not later than June 15, 2008, it will hold the Meeting in accordance with applicable Laws. Africo will, through the Africo Board, recommend in the Circular that holders of Africo Shares vote at the Meeting in favour of the transactions contemplated by this Agreement, the Purchase Agreement and the Akam Agreement, the repeal and termination of the Rights Plan and the waiver of any rights thereunder. Africo shall provide notice to Camrose of the Meeting and allow representatives of Camrose to attend the Meeting;

(b) as soon as practicable after the date hereof, but in any event not later than May 5, 2008, it will prepare the Circular, together with any other documents required by applicable Laws in connection with the Meeting. Africo shall provide Camrose with no fewer than three full Business Days to review and comment on each draft of the Circular and accept all reasonable comments and the Circular shall be satisfactory to Camrose, acting reasonably. Africo shall ensure that the Circular and any amendments or supplements thereto, excluding any information provided by Camrose, do not contain any misrepresentations (as defined under the Canadian Securities Laws);

(c) within 10 days of the Completion Date, it will file with the British Columbia Securities Commission a report of the exempt distribution on Form 45-106F1, prepared, executed and filed in accordance with National Instrument 45-106 – *Prospectus and Registration Exemptions*;

(d) within the time frame required by Section 607 of the Toronto Stock Exchange Listed Company Manual, it has filed or will file with the Exchange the following items:

(i) a signed and completed Form 11 "Private Placement – Regular Filing" requesting final approval for the sale of the Subscription Shares to Camrose; and

(ii) any applicable filing fees;

(e) forthwith following the Closing Time on the Completion Date, it will give the Exchange notice in writing of closing of the transaction and comply with all requirements of the Exchange specified in any correspondence from the Exchange to Africo within the time frame specified therein;

(f) it will support the nomination of four individuals designated by Camrose ("**Camrose Representatives**") for election to the Africo Board at the Meeting and take all steps necessary to ensure that the Africo Board shall be comprised of no more than seven directors and that a quorum is not more than a majority of all the directors. Africo shall support Camrose's majority representation on the Africo Board indefinitely, provided that if at any time after the Completion Date (i) the percentage of issued and outstanding Africo Shares beneficially owned by Camrose and its Affiliates (the "**Camrose Interest**") is at least 40% but less than 50%, Africo will support the nomination of three Camrose Representatives at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, (ii) the Camrose Interest is at least 30% but less than 40%, Africo will support the nomination of two Camrose Representatives at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, (iii) the Camrose Interest is at least 20% but less than 30%, Africo will support the nomination of one Camrose Representative at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, and (iv) the Camrose Interest is less than 20%, the obligations in this Section 6.1(e) shall be suspended until such time as the Camrose Interest is again 20% or more;

(g) as long as Camrose and its Affiliates hold at least 10% of the issued and outstanding Africo Shares, if Africo or any Subsidiary or future subsidiary proposes to issue any Africo Shares or Convertible Securities other than the Subscription Shares, Subscription Warrants and Underlying Shares (or in the case of any Subsidiary or future subsidiary any equity or equity related securities), it will first offer (the "**Additional Offer**") such Africo Shares or Convertible Securities for purchase by Camrose on a *pro rata* basis in proportion to the percentage of the outstanding Africo Shares beneficially owned by Camrose and its Affiliates at the date of the Additional Offer, at such price as the Africo Board may determine, in accordance with the following provisions:

(i) Africo shall deliver a notice to Camrose (the "**Rights Notice**") stating (A) its bona fide intention to offer Africo Shares or Convertible Securities, (B) the number of Africo Shares or Convertible Securities to be offered and (C) the price and terms, if any, upon which it proposes to offer such securities;

(ii) within 10 calendar days after delivery of the Rights Notice, Camrose may elect to purchase at the price and terms specified in the Rights Notice up to that portion of Africo Shares or Convertible Securities which equals the proportion that the number of Africo Shares then held by Camrose bears to the total number of Africo Shares then outstanding;

(iii) within 20 days following the expiration of the period provided for in Section 6.1(g)(ii) above, Africo may offer the remaining unsubscribed portion of Africo Shares or Convertible Securities to any person or entity at a price not less, and upon terms no more favourable, than those specified in the Rights Notice; and

(iv) this Section 6.1(g) will not apply to any Africo Shares issued under a stock option plan or any similar plan established from time to time by the Africo Board for the benefit of participating employees of Africo and the Subsidiaries or upon the conversion or exchange of, or the exercise of any right attaching to, any Convertible Securities, or the issuance of securities in connection with a bona fide business acquisition by Africo or in connection with *bona fide* strategic partnerships, alliances and similar transactions.

(h) to the extent within its direct or indirect control, it will operate the Business and explore, assess, develop, construct, operate, close and decommission the Project in accordance with good international industry practice and in compliance with Environmental Laws and IFC Policy and Guidelines; and

(i) between the date hereof and the Completion Date, except as required, permitted or otherwise contemplated by this Agreement and except with the prior written consent of Camrose, the businesses of Africo and the Subsidiaries shall be conducted in, and Africo and the Subsidiaries shall not take any action, except in the Ordinary Course of the Business consistent with past practice; and Africo shall use its commercially reasonable efforts to preserve substantially intact the business organization of Africo and the Subsidiaries and to preserve the current relationships of Africo and the Subsidiaries with lessees and other persons with which Africo or any Subsidiary has significant business relations. Except as required, permitted or otherwise contemplated by this Agreement, neither Africo nor any Subsidiary shall, between the date hereof and Completion, do any of the following without the prior written consent of Camrose:

(i) amend or otherwise change any provision of its constating documents, by-laws or similar organizational or governance documents;

(ii) (a) authorize for issuance, issue or sell or agree or commit to issue or sell any shares of any class of capital stock of Africo or any Subsidiary or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest, of Africo or any Subsidiary; (b) repurchase, redeem or otherwise acquire any securities or equity equivalents; (c) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions (whether in cash, shares, property or otherwise) in respect of, any shares of Africo's capital stock or the shares of stock or other equity interests in any Subsidiary; or (d) split, combine or reclassify any shares, stock or other equity interests of Africo or any Subsidiary or issue or authorize the issuance of any securities in respect of, in lieu of or in substitution for shares of such shares, stock or other equity interests;

(iii) acquire (a) (by merger, consolidation, acquisition of equity interests or assets, or any other business combination) any corporation, partnership, limited liability company, joint venture or other business organization (or division thereof) or any property exceeding $1,000,000 or (b) acquire, enter into any option to acquire, or exercise an option or other right or election or enter into any other commitment or agreement for the acquisition of any real property;

(iv) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person for borrowed money, except for indebtedness for borrowed money incurred in the Ordinary Course of Business;

(v) materially amend or terminate any Material Contract or enter into any new contract or agreement that, if entered into prior to the date hereof, would have been required to be listed in Schedule C as a Material Contract, except as may be required by the Ministry of Mines in the Democratic Republic of the Congo in consultation with Camrose;

(vi) (a) without the consent of Camrose, not to be unreasonably withheld, increase the compensation or benefits payable to its directors, officers or employees, except for increases in the Ordinary Course consistent with past practice in salaries, wages, bonuses, incentives or benefits of directors, officers or employees of Africo or any Subsidiary or (b) grant to any director, officer or employee of Africo or of any Subsidiary any new severance, change of control or termination pay, grant any increase in, or otherwise alter or amend, any right to receive any severance, change of

control or termination pay or benefits or establish, adopt, enter into or amend any collective bargaining, bonus, profit-sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, loan, retention, consulting, indemnification, termination, severance or other similar plan, agreement, trust, fund, policy or arrangement with any director, officer or employee;

(vii) pre-pay any long-term debt, except in the Ordinary Course in an amount not to exceed $1,000,000 in the aggregate for Africo and the Subsidiaries taken as a whole, or pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except in the Ordinary Course consistent with past practice and in accordance with their terms, and in consultation with Camrose;

(viii) materially change any of its accounting policies (whether for financial accounting or tax purposes);

(ix) enter into any new lease or terminate or materially modify or amend any existing lease;

(x) authorize, or enter into any commitment for, any new material capital expenditure (such authorized or committed new material capital expenditures being referred to hereinafter as the "Capital Expenditures") other than, and in consultation with Camrose (a) individual Capital Expenditures not exceeding $1,000,000 in the aggregate and (b) Capital Expenditures in the Ordinary Course and as reasonably determined by Africo to be necessary to keep Assets in working order, to comply with Laws, and to repair and/or prevent damage to any Assets as is necessary in the event of an emergency situation;

(xi) waive, release, assign, settle or compromise any material litigation other than settlements of, or compromises for, and in consultation with Camrose, any litigation where the amounts paid or to be paid are covered by insurance coverage maintained by Africo or a Subsidiary without the consent of Camrose, not to be unreasonably withheld;

(xii) make, change or rescind any material tax election or change a material method of tax accounting, amend any material tax return, or settle or compromise any material federal, state, local or foreign income tax liability, audit, claim or assessment, or enter into any material closing agreement related to taxes, or knowingly surrender any right to claim any material tax refund unless in each case such action is required by law (provided that in such event Africo shall notify Camrose of such election and shall not fail to make such election in a timely manner);

(xiii) enter into, amend or modify any tax protection agreement, or take any action that would, or could reasonably be expected to, violate any tax protection agreement or otherwise give rise to any liability of Africo or any Subsidiary with respect thereto;

(xiv) amend any term of any outstanding security of Africo or any Subsidiary;

(xv) sell or otherwise dispose of, or subject to any Encumbrance, any material Asset;

(xvi) (xvi) adopt a plan of complete or partial liquidation or dissolution or adopt resolutions providing for or authorizing such liquidation or dissolution;

(xvii) fail to maintain in full force and effect existing insurance policies or to replace such insurance policies with comparable insurance policies covering Africo, the Subsidiaries and their respective Assets;

(xviii) take any action that would cause any of the representation or warranties of Africo contained herein to become inaccurate or any of the covenants of Africo to be breached in any material respect or result in the failure to be satisfied of any of the conditions set forth in Section 3.2, except if such action is taken pursuant to this Agreement;

(xix) enter into, or materially amend or modify, any Material Contract or arrangement with any directors or executive officers of Africo or any Subsidiary, without the prior written consent of Camrose; and

(xx) announce an intention, enter into any agreement or otherwise make a commitment, to do any of the foregoing.

If required by applicable securities legislation, regulations or rules by any securities commission or stock exchange, or other regulatory authority having jurisdiction, Camrose will execute, deliver, file and otherwise assist Africo in filing such reports, undertakings and other documents with respect to the issue of the Subscription Shares, Subscription Warrants and Underlying Shares as may be required.

6.2 **Covenant of Camrose**

Camrose hereby covenants and agrees that:

(a) it will provide to Africo for inclusion in the Circular, and any amendments or supplements thereto, such information regarding Camrose, its Affiliates and any property to be acquired from such Affiliates as is required by applicable Laws to be included in the Circular;

(b) it will advance to Africo the sum of Cdn$2,000,000 promptly upon the execution of this Agreement upon the terms and conditions of the Promissory Note;

(c) it will ensure that any information it provides to Africo for inclusion in the Circular and any amendments or supplements thereto does not contain any misrepresentations (as defined under the Canadian Securities Laws); and

(d) without the prior written consent of Africo, it will not offer or sell, or enter into an arrangement to offer or sell, more than 50% of the Africo Shares acquired by it and its Affiliates in the transactions contemplated by this Agreement, the Purchase Agreement and the Akam Agreement at any time until 180 days after the Completion Date, after which time such shares will be freely tradeable without restriction, provided that this Section 6.2(d) does not apply to Africo Shares pledged by Camrose and its Affiliates or used to repay any financing.

ARTICLE 7
MISCELLANEOUS

7.1 Costs

Save as specifically provided to the contrary in this Agreement, each Party shall pay its own costs and expenses (including legal fees and value added tax (if any)) incurred by it in connection with the negotiation, preparation and execution of this Agreement and the completion of the transactions contemplated by this Agreement.

7.2 Survival

This Agreement shall remain in full force and effect after Completion in respect of all obligations, agreements, covenants and undertakings contained in this Agreement which have not been done, observed or performed at or prior to Completion. Notwithstanding any other provision hereof, any termination of this Agreement shall not affect the indemnification obligations of the Parties under Section 5.4, which shall survive indefinitely.

7.3 Further Assurances

Each Party covenants and agrees that, from time to time before or after the Completion Date, it shall do all such acts and things and execute and deliver all such agreements, documents and instruments as may be reasonably requested by the other Party from time to time in order to give effect fully to the provisions of this Agreement or of any agreement or document executed pursuant to this Agreement.

7.4 Governing Law and Submission to Jurisdiction

This Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the Parties shall be governed by, the laws of Ontario and the laws of Canada applicable therein. Each Party irrevocably and unconditionally submits

to the exclusive jurisdiction of the courts of Ontario and all courts competent to hear appeals therefrom in respect of all disputes, controversies and claims hereunder.

7.5 **Amendment**

No amendment or waiver of any provision of this Agreement shall be binding on either Party unless consented to in writing by such Party.

7.6 **Termination and Loan Repayment**

This Agreement may be terminated at any time with the written consent of the Parties and after August 31, 2008 by either Party by written notice to the other Party if Completion has not occurred on or before that date except solely as a result of the fault of that party. Additionally, if any of the conditions in Section 3.1 or 3.2, as the case may be, shall not be performed or fulfilled at or prior to Completion to the satisfaction of the Party in favour of whom the relevant condition is stipulated, acting reasonably, or if in the reasonable judgment of that party there occurs a breach of covenant, representation or warranty by the other Party, that Party may by written notice to the other Party terminate this Agreement, and the obligations of both Parties under this Agreement will be terminated, provided that this right of termination is in addition and without prejudice to any other remedies which may be available to the Parties.

The $2,000,000 loan made by Camrose to Africo on the date hereof shall be repaid immediately upon the earliest of (i) the Completion, (ii) the termination of this Agreement and (iii) August 31, 2008. Such loan may be convertible into securities of Africo (the "**Loan Securities**") as set out in the Promissory Note.

7.7 **Waivers and Remedies**

(a) No failure or delay to exercise, or other relaxation or indulgence granted in relation to, any power, right or remedy under this Agreement of either Party shall operate as a waiver of it or impair or prejudice it nor shall any single or partial exercise or waiver of any power, right or remedy preclude its further exercise or the exercise of any other power, right or remedy.

(b) All rights of each Party contained in this Agreement are in addition to all rights vested or to be vested in it pursuant to common law or statute.

7.8 **Successors and Assigns**

This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Any assignee to this Agreement shall agree to provide to Africo all the representations and warranties required by Africo to comply with the Canadian Securities Laws.

Camrose shall be entitled to assign all of its rights and obligations hereunder together with all of its securities of Africo to a wholly-owned or majority-owned subsidiary of

Camrose upon providing notice in writing to Africo given at any time hereafter, provided that Camrose shall remain bound by the terms of this Agreement and provided further that Camrose shall not transfer its shares of such subsidiary so that it is no longer a subsidiary of Camrose without first causing such subsidiary to assign its rights and obligations under this Agreement together with all of its securities of Africo to Camrose or one of Camrose's other subsidiaries. Thereafter the provisions of the immediately preceding sentence shall apply to such new Camrose subsidiary (if applicable), *mutatis mutandis*. Africo shall not assign this Agreement or any of its rights or obligations hereunder without the prior written consent of Camrose, acting reasonably.

7.9 **Execution in Counterparts**

This Agreement may be executed in counterparts, each of which shall constitute an original and both of which taken together shall constitute one and the same instrument.

7.10 **Relationship of the Parties**

Nothing in this Agreement shall be construed to create an agreement between the Parties for any purpose other than for the limited purposes set forth in this Agreement and matters ancillary thereto as contemplated herein. Nothing contained in this Agreement shall be deemed to constitute any Party the partner of the other, nor, except as otherwise herein expressly provided, to constitute any Party the agent or legal representative of the other, nor to create any fiduciary relationship between them. It is not the intention of the Parties to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. No Party shall have any authority to act for or to assume any obligation or responsibility on behalf of another Party, except as otherwise expressly provided herein. The rights, duties, obligations and liabilities of the Parties shall be several and not joint or collective. Each Party shall be responsible only for its obligations as herein set out.

7.11 **Time is of the Essence**

Except as otherwise specifically provided in this Agreement, time is of the essence of each and every provision of this Agreement.

ARTICLE 8
NOTICES

8.1 **Notices**

(a) Any notice, communication or document which is required or permitted to be given hereunder shall be in writing and shall be sufficiently given if delivered personally (including by courier service) or transmitted by telecopy, addressed as follows:

(i) On behalf of Camrose:

Address: Camrose Resources Limited
57/63 Line Wall Road
Gibraltar

Fax no.: 00 350 200 40249

Attention: Dino Chincotta

– with a copy to –

Address: Davies Ward Phillips & Vineberg LLP
1501 McGill College Avenue, 26th Floor
Montréal, QC H3A 3N9

Fax no.: (514) 841-6499

Attention: Neil Kravitz

(ii) On behalf of Africo:

Address: Africo Resources Ltd.
1030 West Georgia Street
Suite 1108
Vancouver, BC V6E 2Y3

Fax no.: (604) 646-3226

Attention: Chris Theodoropoulos

– with a copy to –

Address: Getz Prince Wells LLP
1111 West Georgia Street
Suite 1810
Vancouver, BC V6E 4M3

Fax no.: (604) 685-9798

Attention: Zahra Ramji

or at such other address as either party may from time to time advise the other by notice in writing.

(b) Any notice so given shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day);

(c) In proving service, it shall be sufficient to prove that:

(i) if personally delivered, a receipt for the notice was signed by or on behalf of the addressee; or

(ii) if transmitted, a transmission report from the sender's facsimile machine was produced indicating that the facsimile was sent in its entirety to the recipient's facsimile number.

[Remainder of Page Intentionally Left Blank]

IN WITNESS of which this Agreement has been duly executed and delivered on the date written at the beginning of this Agreement.

CAMROSE RESOURCES LIMITED

by ORIGINAL SIGNED

Name: **Dino Chincotta**
Title: **Director**

Name:
Title:

AFRICO RESOURCES LTD.

by ORIGINAL SIGNED

Name: Chris Theodoropoulos
Title: Chairman

ORIGINAL SIGNED

Name: Michael O'Brien
Title: Chief Financial Officer

SCHEDULE A

FORM OF OPINION OF COUNSEL TO AFRICO

(Opinion to be limited to British Columbia law and subject to customary qualifications and assumptions)

1. Africo is a corporation incorporated under the *Canada Business Corporations Act* (the "**Act**"), is not discontinued and has not been dissolved under the Act. Africo has sent to the Director under the Act all required Annual Returns and has paid all fees required under the Act.

2. Africo has all necessary corporate power and capacity to execute and deliver each of the Subscription Agreement, the Warrant, the Purchase Agreement and the Akam Agreement and to perform its obligations thereunder and to issue the Loan Securities and carry on its business as now conducted and to own, lease and operate its properties and assets.

3. The authorized capital of Africo consists of an unlimited number of common shares without par value of which, as of the date hereof, immediately prior to giving effect to the issuance of the Offered Shares, ■ common shares are validly issued and outstanding as fully paid and non-assessable shares of Africo.

4. The execution and delivery of each of the Subscription Agreement, the Purchase Agreement and the Akam Agreement and the issuance of the Loan Securities has been duly authorized by all necessary corporate action on the part of Africo.

5. The creation, issue, sale and delivery by Africo of the Offered Shares, the creation, issue, sale, execution, sale and delivery of the Warrants and the creation, issue and delivery of the Warrant Shares upon the exercise of the Warrants have been duly authorized by all necessary corporate action on the part of Africo.

6. Each of the Subscription Agreement, the Purchase Agreement and the Akam Agreement and the promissory note dated April 17, 2008 in favor of Camrose (the "**Promissory Note**") has been duly executed and delivered by Africo.

7. The Offered Shares and the Loan Securities have been duly and validly authorized for issuance by Africo and will be validly issued as fully paid and non-assessable upon receipt by Africo of full payment of the purchase price therefor.

8. The Warrant has been duly and validly created, issued, executed and delivered by Africo to Camrose, and the Warrant Shares have been duly and validly created by Africo and, upon the exercise of the Warrants in accordance with their terms, the Warrant Shares will be duly and validly issued as fully paid and non-assessable shares in the capital of Africo.

9. If an action or proceeding were brought in a British Columbia Court to enforce the Subscription Agreement against Africo and such court were to apply the laws of British Columbia and the federal laws applicable therein to all matters in issue in such action or

proceeding to which the proper law of the Subscription Agreement would be applicable (notwithstanding the express choice of Ontario law as the proper law of such agreements), the Subscription Agreement would constitute a legal, valid and binding obligation Africo, enforceable against Africo by Camrose in accordance with its terms

10. The Warrant constitutes a legal, valid and binding obligation of Africo, enforceable against Africo by Camrose in accordance with its terms.

11. The execution and delivery of the Subscription Agreement, the Warrant, the Purchase Agreement and the Akam Agreement and the fulfillment, performance and compliance of and with their respective terms by Africo, do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under: (i) any term or provision of the articles or by-laws of Africo, or, of which we are aware, resolutions of the directors or shareholders of Africo; or (ii) any law, ordinance, statute or regulation of Canada or British Columbia applicable to or binding on Africo.

12. The form and terms of the Warrant Certificate has been approved by the directors of Africo.

13. The offering, issue, sale and delivery of the Offered Shares and the Warrant by Africo to Camrose in accordance with the Subscription Agreement, and the issuance of Africo securities under the Purchase Agreement and the Akam Agreement as well as the Loan Securities has been effected in such a manner as to be exempt from the prospectus and dealer registration requirements of the B.C. Securities Laws and no prospectus will be required, and no other filing will be required, no proceeding will be required to be taken and no notice to, or approval, permit, consent, order or authorization of, any governmental body or regulatory authority will be required to be obtained by Africo under applicable laws in connection with the issuance of such securities and the performance by Africo of its obligations under such agreements and the Promissory Note, other than authorizations, consents or approvals that have been obtained, filings that have been made and filings with the British Columbia Securities Commission, within prescribed time periods, of Form 45-106F1 prescribed by National Instrument 45-106 together with the appropriate fees and a duly completed filing fee checklist form.

14. The issuance of the Warrant Shares upon the due exercise of the Warrant will be exempt from the prospectus and dealer registration requirements of the B.C. Securities Laws and no prospectus will be required, no other document will be required to be filed, no proceeding will be required to be taken and no notice to, or approval, permit, consent, order or authorization of, any governmental body or regulatory authority will be required to be obtained by Africo under applicable laws in connection with the issuance, offering, sale and delivery of such shares.

15. Other than a trade that is otherwise exempt under the B.C. Securities Laws, the first trade of the Offered Shares, the Warrant and, as applicable, the Warrant Shares issuable upon the exercise of the Warrants (collectively, the "**Securities**") will be a distribution, as such term is defined in subsection 1(1) of the B.C. Securities Act, unless at the time of such trade:

(a) Africo is and has been a reporting issuer in a jurisdiction of Canada for the four months immediately preceding the trade;

(b) at least four months have elapsed from the distribution date, as that term is defined in National Instrument 45-102 ("**NI 45-102**");

(c) the certificates representing the Securities carry a legend, or an ownership statement issued under a direct registration system or other electronic book entry system acceptable to the regulator bears a legend restriction notation, stating: "Unless permitted under securities legislation, the holder of this security must not trade the security before [the date which is four months and one day after the distribution date]";

(d) the trade is not a control distribution, as that term is defined in NI 45-102;

(e) no unusual effort is made to prepare the market or to create a demand for the security that is the subject of the trade;

(f) no extraordinary commission or consideration is paid to a person or company in respect of the trade; and

(g) if the selling security holder is an insider or officer of Africo, the selling security holder has no reasonable grounds to believe that Africo is in default of securities legislation.

SCHEDULE B

See Attached

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE _______, 2008.

THESE WARRANTS AND THE SHARES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES *SECURITIES ACT OF 1933*, AS AMENDED (THE "1933 ACT"), OR ANY APPLICABLE STATE SECURITIES LAWS. THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON WITHIN THE UNITED STATES UNLESS THE WARRANTS AND SHARES ISSUABLE UPON EXERCISE OF THE WARRANTS HAVE BEEN REGISTERED UNDER THE 1933 ACT AND ANY APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS IS AVAILABLE. AS USED HEREIN, THE TERMS "UNITED STATES" AND "U.S. PERSON" THE MEANING ASSIGNED TO THEM IN REGULATION S UNDER THE 1933 ACT.

THE SHARE PURCHASE WARRANTS REPRESENTED BY THIS CERTIFICATE WILL BE VOID AND OF NO VALUE UNLESS EXERCISED ON OR BEFORE _____, 2009

WARRANT CERTIFICATE

AFRICO RESOURCES LTD.

(Organized under the laws of Canada)

WARRANT CERTIFICATE NO. 1

20,000,000 WARRANTS entitling the holder to acquire, subject to adjustment, one Common Share for each Warrant represented hereby.

This is to certify that for value received **CAMROSE RESOURCES LIMITED**, 57/63 Line Wall Road, Gibraltar, or its assignee (the "**Holder**") is the holder of 20,000,000 warrants (collectively, the "**Warrants**" and individually, a "**Warrant**") entitling the Holder to subscribe for and purchase one fully paid and non-assessable common share ("**Common Share**") (subject to adjustment) of Africo Resources Ltd. (the "**Corporation**") as constituted on ___, April, 2008 for every one Warrant held by the Holder, up to and including a total of 20,000,000 Common Shares (subject to adjustment), upon the terms and conditions as hereinafter set forth.

1. <u>Expiry Date</u>

The Warrants to purchase Common Shares of the Corporation represented by this certificate may be exercised at any time and from time to time on or before _______, Vancouver, British Columbia time (the "**Expiry Time**") on or before _______________, 2009 (the "**Expiry Date**"). After the Expiry Date, all rights evidenced hereby shall be void and of no further value.

2. <u>Exercise Price</u>

The exercise price shall be $3.50 per Common Share (subject to adjustment) (the "**Exercise Price**") payable in lawful money of Canada.

3. <u>Exercise of Warrants</u>

The Warrants may be exercised, in whole or in part, at any time and from time to time on or before the Expiry Time on the Expiry Date by the Holder hereof completing the Warrant Exercise Form attached hereto and made a part hereof and delivering same to the Corporate Secretary of the Corporation at 1030 West Georgia Street, Suite 1108, Vancouver, BC, V6E 2Y3, Facsimile Number: (604) 646-3226 (the "**Principal Office**"), together with this certificate and the applicable Exercise Price. The Corporation shall notify the Holder in writing of any change of address of its head office, which address shall thereafter be used in connection with any exercise of the Warrants.

4. **Payment**

The aggregate Exercise Price for the Common Shares subscribed for must be paid in full at the time of exercise, by certified cheque (as permitted by applicable law), money order or wire transfer in Canadian funds to or to the order of the Corporation. If so requested by the Holder, the Corporation shall provide appropriate wire transfer instructions forthwith to the Holder.

5. **Share Certificates**

Upon compliance with the conditions as aforesaid, the Corporation will immediately cause to be issued and delivered to the person or persons in whose name or names the Common Shares so subscribed for are to be issued or in such names as directed by the Holder the number of duly authorized and validly issued, fully paid and non-assessable Common Shares subscribed for and such person or persons shall be deemed upon presentation and payment as aforesaid to be the holder or holders of record of such Common Shares. The Corporation shall pay all of the expenses charged by its registrar and transfer agent and all taxes (other than income taxes) and governmental charges incurred or imposed in connection with the exercise of the Warrants and the issuance and delivery of the Common Shares issued upon such exercise. Within 3 Business days of compliance of the conditions aforesaid, the Corporation will cause to be mailed or delivered to the holder at the address or addresses specified in the subscription form, a certificate or certificates evidencing the number of Common Shares subscribed for.

6. **Exercise in Whole or in Part**

The Warrants may be exercised in whole or in part and, if exercised in part, the Corporation shall issue, at the time of delivery of the certificate or certificates representing the Common Shares subscribed for in connection with such exercise, another certificate in the same form as this certificate evidencing the remaining rights to purchase Common Shares of the Corporation, provided that any such right shall terminate at the Expiry Time on the Expiry Date.

7. **No Rights of Shareholder Until Exercise**

This certificate and the Warrants represented hereby do not confer any rights of a shareholder on the Holder (including any right to receive dividends or other distribution to shareholders or to vote at a general meeting of the shareholders of the Corporation), other than in respect of Common Shares which the Holder shall have exercised his right to purchase hereunder and which the Holder shall have actually taken up and paid for.

8. **Transferability and Restrictions on Trade**

The Warrants represented by this certificate and all rights granted hereunder shall be assignable and transferable to any person by the Holder hereof upon compliance with applicable securities legislation. The Corporation shall be entitled to treat the last known registered holder of the Warrants represented by this certificate shown on the books of the Corporation as the Holder hereof for the purposes of any notices to be given or other documents to be delivered to the Holder hereunder.

9. **No Fractional Common Shares**

No fractional Common Shares will be issued upon exercise of the Warrants. If the exercise of Warrants results in a fraction, an amount equal to such fraction multiplied by the Current Market Price (as defined below) of a Common Share on the day of such exercise will be paid to the Holder in cash by the Corporation.

10. **Adjustments**

The Exercise Price in effect and the number and type of securities purchasable under the Warrants at any date shall be subject to adjustment from time to time as follows:

(a) If and whenever at any time on or before the Expiry Date, the Corporation shall:

(i) subdivide or redivide the outstanding Common Shares into a greater number of shares; or

(ii) reduce, combine or consolidate the outstanding Common Shares into a smaller number of shares

(each of such events being referred to as a "**Common Share Reorganization**")

the Exercise Price in effect on the effective date or record date of any such Common Share Reorganization shall be adjusted effective immediately after such effective date or record date, as the case may be, so that it shall equal the amount determined by multiplying the Exercise Price in effect immediately prior to such Common Share Reorganization by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such effective date or record date, as the case may be, before giving effect to such event and of which the denominator shall be the total number of Common Shares outstanding immediately after such event (including, where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged or converted into Common Shares on such effective date or record date, as the case may be). Any such adjustments shall be made successively whenever any event referred to in this Section 10(a) shall occur and any such issue of Common Shares by way of a stock dividend shall be deemed to have been made on the record date for the stock dividend for the purpose of calculating the number of outstanding Common Shares immediately after such event under this Section 10(a) and Section 10(c).

(b) If and whenever at any time on or before the Expiry Date the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of the outstanding Common Shares, entitling them, for a period expiring not more than 45 days after such record date (the "**Rights Period**"), to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for Common Shares) at a price per share (or having a conversion or exchange price per share) of less than 95% of the Current Market Price of a Common Share on such record date, (any of such events being called a "**Rights Offering**"), then the Exercise Price shall be adjusted effective immediately after the end of the Rights Period to a price determined by multiplying the Exercise Price in effect immediately prior to the end of the Rights Period by a fraction:

(i) the numerator of which shall be the aggregate of:

(A) the number of Common Shares outstanding as of the record date for the Rights Offering, and

(B) a number determined by dividing (1) either (A) the product of the number of Common Shares issued or subscribed for during the Rights Period upon the exercise of the rights, warrants or options under the Rights Offering and the price at which such Common Shares are offered, or (B) the product of the exchange or conversion price of such securities exchangeable for or convertible into Common Shares and the number of Common Shares for or into which the securities so offered pursuant to the Rights Offering could have been exchanged or converted during the Rights Period, as the case may be, by (2) the Current Market Price of a Common Share as of the record date for the Rights Offering, and

(ii) the denominator of which shall be the number of Common Shares outstanding, or in the case of the issue of rights, options or warrants to purchase securities exchangeable for or convertible into Common Shares, the number of Common Shares which would be outstanding if the convertible or exchangeable securities were converted or exchanged into Common Shares during the Rights Period, after giving effect to the Rights Offering and including the number of Common Shares actually issued or subscribed for during the Rights Period upon exercise of the rights, warrants or options under the Rights Offering.

Any Holder who shall have exercised his right to purchase Common Shares in accordance with the terms of this certificate during the period beginning immediately after the record date for a Rights Offering and ending on the last

day of the Rights Period therefor shall, in addition to the Common Shares to which such Holder is otherwise entitled upon such exercise in accordance with the provisions hereof, be entitled to that number of additional Common Shares equal to the result obtained when the amount, if any, by which the Exercise Price in effect immediately prior to the end of such Rights Offering exceeds the Exercise Price as adjusted for such Rights Offering pursuant to this Section 10(b) is multiplied by the number of Common Shares purchased upon exercise of the Warrant during such period, and the resulting product is divided by the Exercise Price as adjusted for such Rights Offering pursuant to this Section 10(b); provided that the provisions of this certificate relating to fractional shares shall be applicable to any fractional interest in a Common Share to which the Holder might otherwise be entitled under the foregoing provisions of this Section 10(b). Such additional Common Shares shall be deemed to have been issued to the Holder immediately following the end of the Rights Period and a certificate for such additional Common Shares shall be delivered to such Holder within ten days following the end of the Rights Period. To the extent that any such rights, options or warrants are not so exercised on or before the expiry thereof, the Exercise Price will be readjusted to the Exercise Price which would then be in effect based on the number of Common Shares (or the securities convertible into or exchangeable for Common Shares) actually delivered on the exercise of such rights, options or warrants.

(c) If and whenever at any time on or before the Expiry Date the Corporation shall fix a record date for the issuing or making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

(i) securities of the Corporation, other than Common Shares distributed as dividend in lieu of Dividends Paid in the Ordinary Course issued to holders of Common Shares who have elected to receive dividends in the form of such shares and Common Shares issued pursuant to a Common Share Reorganization;

(ii) rights, options or warrants (excluding those distributions of rights, options or warrants which constitute a Rights Offering);

(iii) evidences of its indebtedness; or

(iv) property or assets (excluding Dividends Paid in the Ordinary Course), including securities of any other corporations

(each of such events being a "**Special Distribution**")

the Exercise Price shall be adjusted effective immediately after such record date to a price determined by multiplying the Exercise Price in effect on such record date by a fraction:

(i) the numerator of which shall be:

(A) the product of the number of Common Shares outstanding on such record date and the Current Market Price of a Common Share on such record date, less

(B) the fair value, as determined by action by the directors acting reasonably, to the holders of the Common Shares of such securities or property or other assets so issued or distributed in the Special Distribution; and

(ii) the denominator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price of a Common Share on such record date.

To the extent that any Special Distribution is not so made, the Exercise Price will be readjusted effective immediately to the Exercise Price which would then be in effect based upon such securities or property or other assets as actually distributed.

(d) For the purposes of this certificate,

"**Current Market Price**" per Common Share at any date shall be the weighted average price per share for such shares for the 20 consecutive trading days ending on the fifth trading day before such date on the Toronto Stock Exchange or, if the Common Shares are not listed on such stock exchange, on such stock exchange or market on which such Common Shares are listed or quoted as may be selected for such purpose by the board of directors of the Corporation, or if such Common Shares are not listed on any stock exchange then on the over the counter market. The weighted average price shall be determined by dividing the aggregate sale price of all such Common Shares sold on the said exchange or market, as the case may be, during the said 20 consecutive trading days by the total number of such Common Shares so sold. If such Common Shares are not listed on any stock exchange or traded on an over the counter market, the Current Market Price shall be determined in good faith by the board of directors of the Corporation.

"**Dividends Paid in the Ordinary Course**" means cash dividends declared payable on the Common Shares in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(e) If and whenever at any time on or before the Expiry Date there is a reclassification of the Common Shares at any time outstanding or a change of the Common Shares into other shares or a capital reorganization of the Corporation not covered in Section 10(a) or a consolidation, amalgamation or merger of the Corporation with or into any other person or a transfer or sale of the property and assets or the undertaking of the Corporation as or substantially as an entirety to any other person in which the holder of Common Shares are entitled to receive shares, other securities or other property (any of such events being called a "**Capital Reorganization**"), a Holder of Warrants which have not been exercised prior to the effective date of such Capital Reorganization shall, upon the exercise of such Warrants, be entitled to receive in lieu of the number of Common Shares as then constituted and to which the Holder was previously entitled upon exercise of the Warrants, for the same aggregate consideration payable therefor, the number of shares or other securities or property, that such Holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date thereof, the Holder had been the registered holder of the number of Common Shares to which the Holder was previously entitled upon due exercise of the Warrants; and in any case, necessary and appropriate adjustments shall be made in the application of the provisions herein with respect to the rights and interests thereafter of the Holders of the Warrants to the end that the provisions set forth herein shall thereafter correspondingly be made applicable, as nearly as may reasonably be, in relation to any shares or securities or property to which the Holder of Warrants may be entitled upon the exercise of such Warrants thereafter. The Corporation shall take all steps necessary to ensure that, at any time on or after the completion of a Capital Reorganization, the Holder will receive the aggregate number of shares, other securities or other property to which the Holder is entitled hereunder as a result of the Capital Reorganization. No Capital Reorganization shall be completed by the Corporation unless the foregoing provisions of this Section 10(e) shall have been complied with to the satisfaction of the Holder, acting reasonably.

(f) If and whenever at any time after the date hereof and on or before the Expiry Date, there is an adjustment in the Exercise Price pursuant to the provisions of this Section 10, the number of Common Shares purchasable pursuant hereto shall be adjusted contemporaneously with the adjustment of the Exercise Price by multiplying the number of Common Shares theretofore purchasable on the exercise hereof by a fraction the numerator of which shall be the Exercise Price in effect immediately prior to such adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(g) In any case in which this Section 10 requires that an adjustment become effective immediately after a record date for an event referred to herein, the Corporation may defer, until the occurrence of such event, issuing to the Holder of any Warrant exercised after such record date and before the occurrence of such event the kind and amount of shares, other securities or property to which the Holder would be entitled upon such exercise by reason of the adjustment required by such event, provided that the Corporation shall deliver to such Holder an appropriate instrument evidencing such Holder's right to receive the kind and amount of shares, other securities or property to which the Holder would be entitled upon the occurrence of the event requiring such adjustment and the right to receive any distributions made or declared in favour of holders of record of Common Shares as constituted from time to time on and after such date as such Holder would, but for the provisions of this Section 10(g), have received, or become entitled to receive, on such exercise.

(h) The adjustments provided for in this Section 10 are cumulative and shall apply to successive subdivisions, redivisions, reductions, combinations, consolidations, distributions, issues or other events resulting in any adjustment under the provisions of this Section 10, provided that notwithstanding any other provision of this Section 10: (i) no adjustment of the Exercise Price shall be required unless such adjustment would result in an increase or decrease of at least 1% in the Exercise Price, (ii) no adjustments to the number of Common Shares purchasable shall be required unless such adjustment would result in a change of at least one one-hundredth of a share, and (iii) any adjustments which by reason of this Section 10(h) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. The adjustments in the Exercise Price shall be computed to the nearest one-tenth of one cent.

(i) In the event of any question arising with respect to the adjustments provided in this Section 10, such question shall be conclusively determined by an independent firm of internationally recognized auditors. Such auditors shall have access to all necessary records of the Corporation. In the event that such a determination is made, the Corporation shall deliver to the Holder a certificate signed by such auditors describing such determination and such determination shall be binding upon the Corporation and the Holder.

(j) As a condition precedent to the taking of any action which would require an adjustment in any of the subscription rights pursuant to any of the Warrants, including the number of Common Shares which are to be received upon the exercise thereof, the Corporation shall take any and all action which, in the opinion of counsel, may be necessary in order that the Corporation may validly and legally (but subject to applicable securities laws) issue as fully paid and non-assessable all the Common Shares which the Holder of such Warrants is entitled to receive on the full exercise thereof in accordance with the provisions hereof.

(k) No adjustment shall be made pursuant to this Section 10 if the Holder is entitled to participate in any event described in Section 10(a) (other than in respect of any Common Share Reorganization described in Sections 10(a)(i) or (ii)) on the same terms, *mutatis mutandis*, as if the Holder had exercised his Warrants prior to or on the effective date or record date of such event.

(l) If the Corporation shall take any action, other than action described in this Section 10, affecting the Common Shares which, in the opinion of the Board of Directors of the Corporation would materially affect the rights of the Holder, the Exercise Price and the number of Common Shares which may be acquired upon exercise of a Warrant shall be adjusted by action of the Board of Directors in such manner and at such time as they may determine, acting reasonably, to be equitable in the circumstances, provided that no such adjustment will be made unless prior approval of all stock exchanges on which the Common Shares are listed for trading has been obtained. Immediately after the occurrence of any event which requires an adjustment pursuant to this Section 10, other than an adjustment pursuant to Sections 10(a) or 10(b) in the Exercise Price or in any of the subscription rights pursuant to any of the Warrants, including the number of Common Shares, as then constituted, which are to be received upon the exercise thereof, the Corporation shall forthwith deliver to the Holder a certificate of the Corporation specifying the particulars of such event and the required adjustment and the computation of such adjustment and give at least 14 days notice to the Holder of Warrants of the record date or effective date of such event, as the case may be, and such notice shall include particulars of such event and the required adjustment.

(m) In the absence of a resolution of the board of directors of the Corporation fixing a record date for a Rights Offering or a Special Distribution, the Corporation shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(n) As soon as practicable after the occurrence of any event that requires an adjustment or readjustment as provided in this Section 10, the Corporation will deliver to the Holder, at its last address provided to the Corporation, a certificate of a senior officer of the Corporation certifying as to the amount or nature of such adjustment and, in reasonable detail, the event requiring and manner of computing or determining such adjustment.

(o) Before taking any action which would result in an adjustment to the number of Common Shares under this Section 10, the Corporation shall obtain all such authorizations or exemptions thereof, or consents thereto, as may be necessary to thereafter issue shares upon exercise of this Warrant as contemplated herein, from any public regulatory body or stock exchange having jurisdiction therefor.

11. **Loss or Mutilation**

Upon receipt by the Corporation of evidence reasonably satisfactory to it of the ownership of and the loss, theft, destruction or mutilation of this certificate and (in case of loss, theft or destruction) of indemnity reasonably satisfactory to it (provided, that if the certificate is held by an institutional investor of recognized standing, its own agreement of indemnity shall be deemed to be satisfactory), and in case of mutilation, upon surrender and cancellation hereof, the Corporation will execute and deliver in lieu hereof a new certificate representing the Warrants of like tenor.

12. **Limitation of Liability, etc.**

No provision hereof, in the absence of affirmative action by the Holder hereof to purchase Common Shares or other securities, and no mere enumeration herein of the rights or privileges of the Holder hereof, shall give rise to any liability of such Holder for the purchase price of Common Shares or as a shareholder of the Corporation, whether such liability is asserted by the Corporation or by creditors of the Corporation. No Holder hereof shall have any rights as a shareholder of the Corporation until such Holder exercises a Warrant.

13. **Notice**

Unless otherwise provided herein, any notice or other communication to the Holder or the Corporation may be made, given or served by registered mail, postage pre-paid, by telecopy or by delivery to the parties at the addresses as set out in this warrant certificate. Any notice or other communication shall be deemed to have been given and received:

(a) if mailed, on the fifth business day following its mailing;

(b) if telecopied, on the date of transmission or if such day is not a business day, on the next following business day; and

(c) if delivered, on the date of delivery.

In the event of a postal strike or delay affecting mail delivery, the date of receipt of any notice by mail is deemed to be extended by the length of such strike or delay. For the purposes hereof "business day" means a day on which the Toronto Stock Exchange is open for business. Notices will be addressed to:

If to the Holder:

Camrose Resources Limited
57/63 Line Wall Road
Gibraltar

Attention: Chief Financial Officer
Telephone: 00 350 200 79000
Facsimile: 00 350 200 40249

If to the Corporation:

Africo Resources Ltd.
1030 West Georgia Street
Suite 1108
Vancouver, BC V6E 2Y3

Attention: Chief Financial Officer
Telephone: (604) 646-3225
Facsimile: (604) 646-3226

Each party may change its address for service at any time by providing notice in writing of such change to the other party.

14. **Liquidation, Dissolution or Winding-up**

Upon the Corporation taking or becoming subject to any action which might result in its liquidation, dissolution or winding-up, it shall immediately give notice thereof to the Holder.

15 **Miscellaneous**

So long as this Warrant is outstanding, the Corporation shall take all reasonable steps to maintain its listing and the listing of the Corporation's common shares on the Toronto Stock Exchange and to maintain the status of a reporting issuer (or the equivalent thereof) in good standing in all jurisdictions in which it is a reporting issuer (or the equivalent thereof) on the date hereof. All dollar amounts herein are in Canadian dollars unless otherwise indicated.

The Warrants represented hereby shall be exclusively governed by the laws in force in the Province of Ontario and the laws of Canada applicable therein.

Time shall be of the essence.

IN WITNESS WHEREOF the Corporation has caused its corporate seal to be affixed hereto and this certificate to be signed by the signature of its duly authorized officer effective the ___ day of ____, 2008.

AFRICO RESOURCES LTD.

Per: ________________________________

WARRANT EXERCISE FORM

TO: AFRICO RESOURCES LTD.

The undersigned hereby exercises the right to acquire ______________________ Common Shares of AFRICO RESOURCES LTD. in accordance with and subject to the provisions of the attached Warrant Certificate dated __________ 2008.

The Common Shares are to be registered as follows:

Name: ____
(print clearly)

Address in full: ____

____

Number of Common Shares: ____

Note: If further nominees intended, please attach (and initial) schedule giving these particulars.

Such securities (please check one):

(a) __________ should be sent by first class mail to the following address:

____

____

OR

(b) __________ should be held for pick up at the office of Africo Resources Ltd.

If the number of Warrants exercised are less than the number of Warrants represented hereby, the undersigned requests that the new Warrant Certificate representing the balance of the Warrants be registered in the name of

____

whose address is ____

Such securities (please check one):

(a) __________ should be sent by first class mail to the following address:

____

____

OR

(b) __________ should be held for pick up at the office of Africo Resources Ltd.

In the absence of instructions to the contrary, the securities or other property will be issued in the name of or to the Warrant Holder hereof and will be sent by first class mail to the last address of the Warrant Holder appearing on the register maintained for the Warrants.

THE CAPITALIZED TERMS USED HEREIN HAVE THE MEANINGS SET FORTH ON APPENDIX "A" ATTACHED HERETO.

The undersigned hereby represents and warrants to the Corporation as follows: (Please check the **ONE** box applicable):

☐ 1. **Check this box if the Common Shares issuable upon exercise of the Warrants are "Category 1" Securities:** The undersigned hereby certifies that (i) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States; (ii) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; and (iii) no Directed Selling Efforts have been engaged in by the undersigned or the undersigned's behalf; **OR**

☐ 2. **Check this box if the Common Shares issuable upon exercise of the Warrants are "Category 2" Securities:** The undersigned hereby certifies that (i) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States; (ii) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States; (iii) no Directed Selling Efforts have been engaged in by the undersigned or on the undersigned's behalf; and (iv) it has in all other respects complied with the terms of Regulation S; **OR**

☐ 3. **Check this box if the Common Shares issuable upon exercise of the Warrants are EITHER (a) "Category 3" Securities OR (b) Securities being purchased by or on behalf of a U.S. Person:** The undersigned hereby certifies that either (A)(i) at the time of exercise, it is not a U.S. Person and did not execute this Warrant Exercise Form while within the United States, (ii) it is not exercising any of the Warrants represented by the Warrant Certificate by or on behalf of any U.S. Person or any person who is within the United States, (iii) no Directed Selling Efforts have been engaged in by the undersigned or on the undersigned's behalf, and (iv) it has in all other respects complied with the terms of Regulation S; **OR** (B)(i) the person on whose behalf the Warrants are exercised is the original Warrant Holder; (ii) it is an Accredited Investor; and (iii) the representations and warranties made to the Corporation in connection with the acquisition of the Warrants remain true and correct on the date of this Warrant Exercise Form; **OR**

☐ 4. **Check this box if none of the above three is applicable.** The undersigned is delivering a written opinion of U.S. Counsel to the effect that issuance of the Common Shares to be delivered upon exercise hereof is exempt from registration under the 1933 Act.

The undersigned Holder understands that **unless** Box 1 or 2 above is checked, the certificate representing the Corporation's Common Shares issued upon exercise of these Warrants will bear the following restrictive legend:

> "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "1933 ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH REGULATION S UNDER THE 1933 ACT, (C) IN COMPLIANCE WITH THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE 1933 ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE 1933 ACT OR ANY APPLICABLE STATE LAWS, AND THE HOLDER HAS, PRIOR TO SUCH SALE, FURNISHED TO THE COMPANY IN THE CASE OF (C) OR (D) AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY

NOT CONSTITUTE "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA."

Provided that, if at the time the Corporation is a Foreign Issuer, the Common Shares bearing such legend are being sold outside the United States in compliance with Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, the Corporation shall use its reasonable best efforts to cause the legend to be timely removed upon delivery of the certificate and a duly executed declaration to the registrar and transfer agent in the form attached as Appendix B hereto (or as the Corporation may reasonably prescribe from time to time).

The undersigned hereby requests that:

(a) the Common Shares be allotted to the undersigned;

(b) the name and address of the undersigned as shown below be entered in the registers of shareholders and allotments of the Corporation;

(c) the Common Shares be issued to the undersigned as fully paid and non-assessable Common Shares of the Corporation; and

(d) a share certificate representing the Common Shares be issued in the name of the undersigned Subscriber.

DATED this ____ day of ____________, ______.

____________________	______________________________
Signature Guaranteed	(Signature of Warrant Holder)
	______________________________
	Print full name
	______________________________
	Print full address

Instructions:

1. If the Exercise Form indicates that Common Shares are to be issued to a person or persons other than the registered Warrant Holder of the Certificate, the signature of such Warrant Holder of the Exercise Form must be guaranteed by an authorized officer of a chartered bank, trust company or an investment dealer who is a member of a recognized stock exchange.

2. If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign reasonably satisfactory to Africo Resources Ltd..

3. **The Common Shares may be subject to restrictions on resale and may be issued with a legend reflecting same.**

APPENDIX "A"

Definitions

The following terms used in the foregoing Form shall have the following meanings:

"**Accredited Investor**" means "accredited investor" as that term is defined in Rule 501(a) of Regulation D.

"**Category 1 Securities**" means securities eligible for issuance under Category 1 as set forth under Rule 903(b)(1) of Regulation S and includes equity securities of a Foreign Issuer that are offered and sold in an Off-Shore Transaction and without Directed Selling Efforts; provided that there is no Substantial U.S. Market Interest in such equity securities.

"**Category 2 Securities**" means securities eligible for issuance under Category 2 as set forth under Rule 903(b)(2) of Regulation S and includes equity securities of a Foreign Reporting Issuer, with a Substantial U.S. Market Interest in such equity securities, offered and sold in an Off-Shore Transaction and without Directed Selling Efforts; provided that such offer or sale is not made to a U.S. Person or for the account or benefit of a U.S. Person and the notice and confirmation requirements set forth in Rule 903(b)(2)(iii) are satisfied.

"**Category 3 Securities**" means securities eligible for issuance under Category 3 as set forth under Rule 903(b)(3) of Regulation S and includes equity securities that are not eligible for issuance as Category 1 Securities or Category 2 Securities.

"**Directed Selling Efforts**" means "directed selling efforts" as that term is defined in Regulation S.

"**Foreign Issuer**" means "foreign issuer" as that term is defined in Regulation S.

"**Foreign Reporting Issuer**" means a Foreign Issuer that is a "reporting issuer" as that term is defined in Regulation S

"**Off-Shore Transaction**" means "off-shore transaction" as that term is defined in Regulation S.

"**Regulation D**" means Regulation D of the U.S. Securities Act.

"**Regulation S**" means Regulation S of the U.S. Securities Act.

"**Substantial U.S. Market Interest**" means "substantial U.S. market interest" as that term is defined in Regulation S.

"**United States**" means United States as that term is defined in Regulation S.

"**U.S. Person**" means U.S. Person as that term is defined in Regulation S.

"**U.S. Securities Act**" means the United States Securities Act of 1933, as amended.

APPENDIX "B"

DECLARATION FOR REMOVAL OF U.S. RESTRICTIVE LEGEND

TO: Registrar and transfer agent for the Common Shares of AFRICO RESOURCES LTD. (the "Corporation"):

The undersigned (A) acknowledges that the sale of the common shares ("Common Shares") of the Corporation represented by Certificate Number (s) ____________________, to which this declaration relates, is being made in reliance on Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), and (B) certifies that: (1) the undersigned is not an "affiliate" of the Corporation (as that term is defined in Rule 405 under the U.S. Securities Act); (2) the offer of such Common Shares was not made to a person in the United States and either (a) at the time the buy order was originated, the buyer was outside the United States or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States, or (b) the transaction was executed on or through the facilities of the Toronto Stock Exchange and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States; (3) neither the seller nor any affiliate of the seller nor any person acting on their behalf has engaged or will engage in any directed selling efforts in the United States in connection with the offer and sale of such Common Shares; and (4) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S under the U.S. Securities Act, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

____
Signature(s) of Seller(s)

____
Name(s) of Seller(s) – Please Print

____
Date

AFFIRMATION BY SELLER'S BROKER-DEALER

We have read the foregoing representations of our customer, the Seller, with regard to the sale described therein, and on behalf of ourselves we certify and affirm that (A) we have no knowledge that the transaction had been prearranged with a buyer in the United States, (B) the transaction was executed on or through the facilities of the Toronto Stock Exchange, and (C) neither we, nor any person acting on our behalf, engaged in any directed selling efforts in connection with the offer and sale of such securities. Terms used herein have the meanings given to them by Regulation S.

____
Name of Firm

By:____
Authorized Officer

Date:____

SCHEDULE C

See Attached

SCHEDULE C

Material Contracts

Contract (as amended) for the Establishment of a Company between La Generale des Carrieres et des Mines ("GCM") and The Enterprise H&J Swanepoel Famille Trust sprl (H&J) for the Mining of the Kalukundi Deposits dated February 2001 ("Gecamines Agreement").

Memorandum of Agreement among Lymnokyknos Holdings Ltd. and Hasita s.a. (together, the "Sellers") and Africo dated March 23, 2004.

Shareholders Rights Plan Agreement dated May 25, 2007 between Africo and Computershare Investor Services Inc.

Other Contracts in excess of $250,000 in Value

Contract for drilling between Swanmines and Sino Drill dated March 12, 2007 (approximate value US$725,000).

Contract for geotechnical logging between Africo and Knight Piesold Consulting dated May 21, 2007 (approximate value US$562,000).

Contract for Eastern drilling between Africo and Knight Piesold Consulting (approximate value US$778,000).

Contract between Africo and Seaforth Ltd. (related party, controlled by J. Dixon, a director of Africo) for provision of staff and all support services for RSA office, travel services for Tony and Swanmines, written contract not yet signed but in operation (approximate value US$400,000, the intention being that this is cost recovery, no profit).

Contract between Africo and Swanmines dated March 1, 2007, for provision of technical services (services performed by expatriate employees in the DRC) (approximate value US$1,500,000).

Employment Agreements

Employment Agreement between Antony Harwood and Africo dated May 25, 2006, as amended December 19, 2007.

Employment Agreement between Michael O'Brien and Africo dated May 17, 2007, as amended December 19, 2007.

Settlement of Contract of Employment effective April 2008 between Grant Pearce and Africo (US$275,000).

The board of directors of Africo resolved to set aside a bonus pool amounting to 1% of the value of any transactions entered into with Camrose (to a maximum of $1,135,000) to be distributed to employees, officers and directors at the discretion of Africo's Compensation Committee, which will include the bonus payable to the Chairperson as per a board resolution of Africo dated February 15, 2008, and which is over and above any contractual entitlements of employees, officers, and directors.

Outstanding Options, Warrants and Other Rights to Acquire Securities

See attached spreadsheet.

Equity and Warrant Subscription Agreement between Africo Resources Ltd. and International Finance Corporation ("IFC") dated November 19, 2007, in connection with subscription by IFC for the purchase of 1,731,602 common shares in the capital of Africo Resources Ltd. (issued November 27, 2007) and a common share purchase warrant (the "Warrant") entitling IFC to acquire up to 1,731,602 common shares in the capital of Africo Resources Ltd. at a per share price of C$2.89 until November 27, 2012, subject to earlier termination in accordance with the terms of the Warrant.

Mineral Licenses

N/A

Permitted Encumbrances

None other than to the state of the DRC and Gecamines

Required Authorizations

Industry Canada, if applicable.

Joint Ventures, Partnerships and Similar Arrangements

See Gecamines Agreement - Material Contracts above.

Voting and Registration Rights Agreements

N/A

Mining Review Conducted by Ministry of Mines

As disclosed in Africo's news release dated February 20, 2008.

Litigation

Mr. Alessandro Berardone initiated legal proceedings against Africo before the Court of Grande Instance of Lubumbashi in the Democratic Republic of the Congo seeking US$30 million for breach of his employment contract. Specifically, he claimed that the performance bonus he was entitled to was not paid when Africo terminated his employment, nor was he properly compensated for his efforts in helping Africo to acquire its interest in the Kalukundi Property and certain other mining concessions. Mr. Berardone obtained a US$3.4 million default judgement (the "**Berardone Judgement**") against Africo, which did not learn of the proceedings brought against it until it received notice of the Berardone Judgement in February 2007. Subsequent thereto, a court in Lubumbashi declared (the "Akam Declaration") that Akam Mining s.p.r.l. had acquired by way of a sale in execution of the Berardone Judgement, and is the owner of, a 75% interest in Swanmines, the owner of the Kalukundi Property. Africo learned of the Akam Declaration in April 2007.

In May 2007, Africo brought a motion for judicial misconduct against the judges who presided over the hearings that resulted in the Berardone Judgement and the Akam Declaration. In August 2007, the Supreme Court of Justice in Kinshasa dismissed this motion on the basis that the actions of these judges could not be examined by the Supreme Court, and indicated that the appeal of these decisions could be initiated before the lower courts. In September 2007, Africo obtained an ordinance (the "**Ordinance**") from the Tribunal de Grande Instance de Kinshasa/Gombe indicating that Africo DRC (formerly, H&J) is still a holder of 75% of the shares of Swanmines, that GCM and Africo DRC are the only partners in Swanmines and that they alone are authorized to carry on the business of Swanmines.

As the Ordinance does not result in the Berardone Judgement or the Akam Declaration being set aside, Africo has commenced proceedings to set aside the Berardone Judgment and the Akam Decision, and is challenging the sale of its interest in Swanmines to Akam Mining.

Related Party Transactions

Encompassed in Africo's financial statements for the year ended December 31, 2007, except that Africo has an arrangement with Seaforth Limited, an Isle of Man company beneficially owned by a director, whereby Seaforth pays all travel costs in respect of DRC operations and all administrative expenses incurred in South Africa on behalf of the group, including the provision of two full time staff members, and in turn recovers these costs from Africo.

SCHEDULE D

ACCREDITED INVESTOR SCHEDULE

Camrose is purchasing the Securities under an exemption from the prospectus requirements under securities legislation applicable in its jurisdiction of residence and is an "accredited investor" as defined in National Instrument 45-106. Specifically, Camrose satisfies one or more of the categories indicated below **(please place an "X" in the appropriate boxes)**:

☐ (a) a Canadian financial institution, or a Schedule III bank,

☐ (b) the Business Development Bank of Canada incorporated under the *Business Development Bank of Canada Act* (Canada),

☐ (c) a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary,

☐ (d) a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer, other than a person registered solely as a limited market dealer under one or both of the *Securities Act* (Ontario) or the *Securities Act* (Newfoundland and Labrador),

☐ (e) an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (d),

☐ (f) the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly owned entity of the Government of Canada or a jurisdiction of Canada,

☐ (g) a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l'île de Montréal or an intermunicipal management board in Québec,

☐ (h) any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government,

☐ (i) a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada,

☐ (j) an individual who, either alone or with a spouse, beneficially owns, directly or indirectly, financial assets having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds $1,000,000,

☐ (k) an individual whose net income before taxes exceeded $200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year,

☐ (l) an individual who, either alone or with a spouse, has net assets of at least $5,000,000,

☐ (m) a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements, and was not created or used solely to purchase or hold securities as an accredited investor as described in this paragraph (m),

☐ (n) an investment fund that distributes or has distributed its securities only to

(i) a person that is or was an accredited investor at the time of the distribution,

(ii) a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [*Minimum amount investment*], and 2.19 [*Additional investment in investment funds*] of National Instrument 45-106, or

(iii) a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [*Investment fund reinvestment*] of National Instrument 45-106,

☐ (o) an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

☐ (p) a trust company or trust corporation registered or authorized to carry on business under the *Trust and Loan Companies Act* (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

☐ (q) a person acting on behalf of a fully managed account managed by that person, if that person

(i) is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii) in Ontario, is purchasing a security that is not a security of an investment fund,

☐ (r) a registered charity under the *Income Tax Act* (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or other adviser registered under the securities legislation of the registered charity to give advice on the securities being traded,

☐ (s) an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) through (d) or paragraph (i) in form and function, or

☐ (t) a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

☐ (u) an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

☐ (v) a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as

(i) an accredited investor, or

(ii) an exempt purchaser in Alberta or British Columbia after National Instrument 45-106 comes into force.

And for purposes hereof, the following terms shall have the stated meanings:

"EVCC" means an employee venture capital corporation that does not have a restricted constitution, and is registered under Part 2 of the *Employee Investment Act*, R.S.B.C. 1996 c. 112, and whose business objective is making multiple investments;

"financial assets" means cash, securities or a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

"fully managed account" means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client's express consent to a transaction;

"investment fund" means a mutual fund or a non-redeemable investment fund, and, for greater certainty in British Columbia, includes an EVCC and a VCC;

"non-redeemable investment fund" means an issuer:

(a) whose primary purpose is to invest money provided by its securityholders,

(b) that does not invest:

(i) for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(ii) for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(c) that is not a mutual fund;

"**person**" includes:

(a) an individual,

(b) a corporation,

(c) a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not, and

(d) an individual or other person in the person's capacity as a trustee, executor, administrator or personal or other legal representative;

"**related liabilities**" means:

(a) liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b) liabilities that are secured by financial assets;

"**spouse**" means, an individual who:

(a) is married to another individual and is not living separate and apart within the meaning of the *Divorce Act* (Canada), from the other individual,

(b) is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c) in Alberta, in an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the *Adult Interdependent Relationships Act* (Alberta);

"**VCC**" means a venture capital corporation registered under Part 1 of the *Small Business Venture Capital Act*, R.S.B.C. 1996 c. 429, whose business objective is making multiple investments.

RECEIVED
2008 ... 15 A ...

AGREEMENT

BETWEEN

LA CONGOLAISE DES MINES ET DE DEVELOPPEMENT (COMIDE SPRL)

AND

AFRICO RESOURCES LTD.

THIS AGREEMENT has been made this 17 April 2008,

BETWEEN:

1. **LA CONGOLAISE DES MINES ET DE DEVELOPPEMENT (COMIDE Sprl)**, a private limited company incorporated in the Democratic Republic of Congo and registered in Kinshasa under company number 01.128-N462802, having its registered office at Siege Sociat 7, Avenue Sandoa, Commune Lubumbashi a Lubumbashi, Katanga Province, Democratic Republic of Congo ("DRC"), hereinafter referred to as "**COMIDE**", of the first part; and

2. **AFRICO RESOURCES LTD.**, a corporation existing under the laws of Canada, the registered office of which is at 1030 West Georgia Street, Suite 1108, Vancouver, BC V6E 2Y3 hereinafter referred to as "**AFRICO**", of the other part.

COMIDE and AFRICO are collectively referred to herein as the "**Parties**" and individually a "**Party**".

WHEREAS

(A) COMIDE is the exclusive, legitimate and registered holder of Exploitation Permit No. PE 2607, consisting of 41 squares (approximately 34.83155 km2), for copper, cobalt, gold and nickel, situated in the Territory of Lubudi, District of Kolwezi, Province of Katanga, evidenced by the exploitation certificate referenced CAMI/CE/1388/2005, issued by the Mining Registry on 6 July 2005, the geographical coordinates and registry map of which are attached hereto in Appendix A (the "**Exploitation Permit**").

(B) AFRICO will, on the Closing Date (as defined below), own (directly or indirectly) a shareholding interest of no less than 75% in a joint venture entity (the "**Transferee JV**") in which La Générale des Carrières et des Mines ("**Gécamines**") is/will be the only other shareholder, such joint venture entity being eligible to hold exploitation rights in accordance with the provisions of Law No. 007/2002 of 11 July 2002 relating to the DRC Mining Code (the "**Mining Code**").

(C) an affiliate entity of COMIDE and AFRICO have entered into, on or about the date hereof, a subscription agreement in respect of the private placing to be made by AFRICO in relation to common shares and warrants ("**Warrants**") in AFRICO for gross proceeds of CAD$100,000,000 (the "**Africo Placing**").

(D) COMIDE wishes to transfer the Exploitation Permit to the Transferee JV and AFRICO wishes the Transferee JV to acquire the rights relating to the Exploitation Permit on the terms and conditions set forth below.

NOW, THEREFORE, it has been agreed as follows:

Article 1 : INTERPRETATION

(a) The preamble to this Agreement constitutes an integral part hereof.

(b) Headings are for convenience only and shall not be taken into account in construing the text of this Agreement.

(c) The term "this Agreement" shall include any appendices that are attached hereto.

(d) Any reference in this Agreement to the Parties shall include their respective successors in title, permitted assigns and personal representatives.

Article 2: TRANSFER

2.1 Subject to the terms and conditions set out herein, COMIDE hereby agrees to transfer to the Transferee JV, upon the Closing Date (as defined below), and AFRICO agrees to cause the Transferee JV to accept such, with all legal guarantees, all rights, title and interests in and to the Exploitation Permit.

2.2 The transfer of the Exploitation Permit by COMIDE to the Transferee JV described herein shall be final and irrevocable, in accordance with Article 182, paragraph 1, of the Mining Code.

Article 3: PRICE OF THE TRANSFER

3.1 In order to determine the price at which the Exploitation Permit shall be transferred to the Transferee JV (the "**Transfer Price**"), the Exploitation Permit shall be valued by an independent valuation expert, being one of SRK, Behre Dolbear or MSA, as jointly appointed by the Parties (acting reasonably) (the "**Valuation Expert**"). If the Parties fail to agree on the selection of the Valuation Expert within 14 days, then the Valuation Expert shall, at the request of either Party, be selected (from the same candidates) by the President for the time being of the Canadian Institute of Independent Mining Valuators whose choice shall be binding on the Parties and who shall act as an expert and not an arbitrator.

3.2 The valuation referred to in Article 3.1 shall be started as soon as practicable upon the earlier of:

(a) completion of the exploratory drilling programme currently being carried out by COMIDE on the mineral deposits that are located within the perimeter of the Exploitation Permit; and

(b) the date falling six months after completion of the Africo Placing.

3.3 The Transfer Price shall be 75% of the mid-point of the range determined by the Valuation Expert.

3.4 The Transfer Price will be paid by the issuance by AFRICO of common shares in AFRICO (the "**Consideration Shares**") on the basis of one common share for each CAD2.50 (subject to usual anti-dilution adjustments consistent with those in the form of the Warrant) of the Transfer Price (irrespective of the publicly traded price of AFRICO's common shares at such time) and subject to the approval of the Toronto Stock Exchange.

3.5 The Consideration Shares shall be registered in the names of affiliates of COMIDE, as directed to AFRICO in writing no less than 5 days prior to the Closing Date.

Article 4: CONDITIONS PRECEDENT

4.1 The obligation of the Parties to consummate the transfer of the Exploitation Permit is subject to the fulfillment of the following conditions precedent:

(a) Gécamines' consent in writing approving the transfer of the Exploitation Permit as contemplated herein, and waiver in writing stating that it has waived its right to receive any portion of the Transfer Price in lieu of its direct shareholding in the Transferee JV.

(b) approval by the shareholders and the board of Directors of COMIDE to the execution of this Agreement and the implementation of the transfer of the Exploitation Permit as contemplated herein.

(c) (i) if the Transferee JV is Swanmines Sprl, evidence to the satisfaction of COMIDE that all litigation regarding Swanmines Sprl has been withdrawn or resolved such that there is no litigation outstanding or pending contesting AFRICO's (indirect) ownership interest in Swanmines Sprl; or

(ii) if the Transferee JV is not Swanmines sprl, constitution of the Transferee JV in accordance with all applicable laws in the DRC.

(d) approval by the shareholders of AFRICO to (i) the execution of this Agreement and the implementation of the transfer of the Exploitation Permit as contemplated herein; and (ii) the Africo Placing.

(e) completion of the Africo Placing.

(f) Africo being satisfied (acting reasonably) as to the legal validity of Comide's interest and title in the Exploitation Permit.

4.2 In the event that any one of the conditions precedent above is not fulfilled, either of the Parties shall have the right but not the obligation to terminate this Agreement.

ARTICLE 5: CLOSING

5.1 At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered.

(a) At the Closing, COMIDE will deliver, or cause to be delivered, to AFRICO the following documents:

(i) A transfer agreement between COMIDE and the Transferee JV of the Exploitation Permit, made in accordance with the Statutes of COMIDE and of the Transferee JV and the applicable laws of the Democratic Republic of Congo, and in the agreed form attached hereto as Annex B.

(ii) The originals of the certificates, ministerial decrees relating to, or decisions granting as of right, the Exploitation Permit to COMIDE, as well as any registry maps and other related documents as well as the favorable Mining Registry opinions issued by CAMI in Kinshasa when the Exploitation Permit was granted, copy of the registration of COMIDE with the Commercial Public Registry, statutes of COMIDE,;

(iii) A certified copy from the Mining Registry in Kinshasa of the extract of the registry of transfers, mortgages, leases and options evidencing the registration of the Exploitation Permit in the name of the Transferee JV and a title opinion from DRC counsel acceptable to the Parties, acting reasonably, opining that the transfer of the Exploitation Permit has been made in accordance with all applicable laws in the DRC; and,

(iv) endorsement of the transfer of the respective Exploitation Permit in the name of the Transferee JV.

(b) At the Closing, AFRICO/Transferee JV will deliver, or cause to be delivered, to COMIDE the following documents:

(i) if required by law, a counterpart transfer agreement of the Exploitation Permit, made in accordance with the Statutes of COMIDE and Transferee JV and laws of the Democratic Republic of Congo in force;

(ii) issuance of the Consideration Shares registered in the names of affiliates of COMIDE, as directed to AFRICO in writing no less than 5 days prior to the Closing Date;

(iii) a certified copy of a resolution of Africo approving (A) the transfer of the Exploitation Permit to the Transferee JV; (B) the entry into of this Agreement and all other ancillary documents in connection herewith; and (C) the issuance of the Consideration Shares as fully-paid and non-assessable shares in AFRICO; and

(iv) a copy of a resolution of the shareholders of the Transferee JV approving the transfer of the Exploitation Permit and the entry into of a transfer agreement and of all other documents in connection herewith, to be entered into by the Transferee JV;

(v) a certified copy of the undertaking of the Transferee JV to assume all of the obligations of COMIDE vis-a-vis the State which arise from the Exploitation Permit.

Article 6: COMIDE REPRESENTATIONS AND WARRANTIES

COMIDE represents and warrants to AFRICO with effect on the date hereof and on the Closing Date, as follows:

6.1 Eligibility and Capacity

It is eligible to hold mining rights pursuant to DRC law, has the legal capacity to enter into this Agreement, and has taken all required action necessary to authorize the execution, delivery and performance of this Agreement.

6.2 Non- violation

The execution, delivery and performance of this Agreement will not violate any law, order, decree, regulation, authorization or judgment of any competent authority, or any contract entered into with third parties binding on it.

Further, this Transfer Agreement does not breach any statutory, regulatory or contractual provision applicable to COMIDE.

6.3 Holder

It is the exclusive, valid, registered, legitimate and beneficial holder of the Exploitation Permit which confers upon it the rights to carry out exploration, construction, development and exploitation activities for copper, cobalt, gold and nickel, within the perimeter covered by the Exploitation Permit.

6.4 Rights of third parties

The Exploitation Permit is free of any security interest, claim, encumbrance, mortgage, attachment, option, participation right, or any other right or charge in favor of a third party (including, without limitation, pre-emptive rights).

6.5 Taxes

It has fully paid all taxes, charges and other amounts and duties whatsoever in respect of the Exploitation Permit payable to the State, at all levels, or any other parties, including, but not limited to, the annual surface area fees per square and the tax on mineral concessions, which were payable until the date hereof.

6.6 Cause of forfeiture

The Exploitation Permit is as of the date hereof in good legal standing and COMIDE is not aware of any circumstance or occurrence which may render the Exploitation Permit liable to suspension, forfeiture, cancellation, revocation or non-renewal or which may restrict exploration, development, construction, exploitation or mining within the perimeter of the Exploitation Permit and, without limitation, the provisions of the Mining

Code and the Mining Regulations (Decree No.038/2003 of 26 March 2003) in force have been complied with until the date hereof.

6.7 Lawsuits

There are no lawsuits, actions or administrative, arbitration or any other proceedings relating to the Exploitation Permit and COMIDE is not aware of any threatened or pending action that could prevent or delay the transfer of the Exploitation Permit to the Transferee JV, and COMIDE is not aware of any non-compliance with any applicable environmental, hazardous substances laws, Mining Code, Mining Regulations or any other applicable laws with respect to the Exploitation Permit.

6.8 Data and Information

It has made available to AFRICO all relevant data, reports, maps, documents and any other relevant information in its possession in respect of the Exploitation Permit.

6.9 Acknowledgements regarding the Consideration Shares

As the issuance of the Consideration Shares to COMIDE and its affiliates is being completed pursuant to exemptions from the requirements to provide COMIDE and its affiliates with a prospectus and to sell the securities issuable pursuant to this Agreement through a person registered to sell securities under Canadian securities legislation, COMIDE and its affiliates acknowledge that:

(a) certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, shall not be available to COMIDE and its affiliates and COMIDE and its affiliates may not receive information that COMIDE and its affiliates would be entitled to under applicable securities legislation if no prospectus exemption was available;

(b) AFRICO is relieved of certain obligations which would otherwise apply under Canadian securities legislation;

(c) various filings must be completed and disclosures made to the securities regulatory authorities having jurisdiction over the securities of AFRICO and to the Toronto Stock Exchange;

(d) no Canadian securities commission or similar regulatory authority has reviewed or passed on the merits of the Consideration Shares to be issued herein; and

(e) there is no government insurance covering the Consideration Shares to be issued herein.

Article 7: AFRICO REPRESENTATIONS AND WARRANTIES

AFRICO represents and warrants to COMIDE with effect on the date hereof and on the Closing Date, as follows:

7.1 Eligibility and Capacity

It has the legal capacity to enter into this Agreement and, at the Closing Date, shall use its best efforts to have a direct or indirect shareholding interest in no less than 75% in a joint venture entity in which Gécamines is the only other shareholder, such joint venture entity being eligible to hold mining rights. Such joint venture entity shall be the Transferee JV hereunder. In the event that, in the reasonable opinion of COMIDE, all litigation regarding the ownership of Swanmines Sprl has been settled in favour of AFRICO (such that AFRICO is the direct or indirect owner of 75% of the share capital of Swanmines Sprl), then Swanmines Sprl shall be the Transferee JV.

7.2 Non- violation

The execution, delivery and performance of this Agreement will not violate any law, order, decree, regulation authorization or judgment of any competent authority, or any contract entered into with third parties binding on it.

Article 8: TRANSFER FORMALITIES

COMIDE agrees that upon Closing, the Transferee JV shall be entitled either by itself or through a "mines and quarries agent", to undertake the required formalities for the transfer of the Exploitation Permit and the endorsement by the Mining Registry of the transfer of the Exploitation Certificate in the name of the Transferee JV.

Notwithstanding the above, COMIDE shall diligently take (or cause to be taken) such further actions and execute and deliver (or cause to be executed or delivered) such further documents as AFRICO may reasonably require, before or after the Closing, in order to perform and/or give effect to, this Agreement and the transaction contemplated by this Agreement and to grant the Transferee JV the full benefits, rights and powers on the Exploitation Permit which are transferred to it hereunder.

Article 9: TRANSFEREE JV'S UNDERTAKING

In accordance with the Article 182, paragraph 5, of the Mining Code in force in the DRC, AFRICO shall use its best efforts so that the Transferee JV undertakes in the transfer agreement to assume all of the obligations of COMIDE vis-a-vis the State which arise from the Exploitation Permit.

Article 10: ENTIRE AGREEMENT

This Agreement replaces and supersedes all prior written or verbal representations, arrangements or agreements between the Parties with respect to the subject

matter hereof and constitutes the entire, whole and exclusive agreement between the Parties.

Article 11: ASSIGNMENT

Neither Party may assign its rights or obligations under this Transfer Agreement without the express written consent of the other Party.

Article 12: APPENDIXES

The exploitation certificate, the geographical coordinates and the registry maps related to the Exploitation Permit are attached hereto as Appendix A and shall constitute an integral part of this Agreement.

Article 13: NOTICES

Any notification, request or other communications to be made by virtue of this Agreement shall be made in writing and shall be presumed to have been validly given if they were sent by prepaid registered post or delivered by hand with acknowledgment of receipt to the addresses given below or to any address that the Party for whom the notification is intended may have given to the other Party in writing:

For COMIDE:

Address:	c/o Bld. du 30 juin, Galeries du Centenaire 2B4, Gombe, Kinshasa Democratic Republic of the Congo
Fax no.:	+243-243-8130-13831
Attention:	Pieter Deboutte

For AFRICO:

Address:	Africo Resources Ltd. 1030 West Georgia Street Suite 1108 Vancouver, BC V6E 2Y3
Fax no.:	(604) 646-3226
Attention:	Chris Theodoropoulos

Article 14: APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed by the laws of the Democratic Republic of Congo. Any dispute arising out of or relating to this Agreement shall be submitted to arbitration as per the rules of UNCITRAL and the arbitration proceedings shall take place in London and in English.

Article 15: ENTRY INTO FORCE

IN WITNESS WHEREOF, the Parties have executed this Agreement on the first mentioned above, in six (6) original copies, each Party acknowledging having

received one (1) original copy, the other four (4) being reserved for authentication and transfer formalities.

ORIGINAL SIGNED

COMIDE SPRL

ORIGINAL SIGNED

AFRICO RESOURCES LTD.
By: Chris Theodoropoulos
Chairman

APPENDIX A
EXPLOITATION CERTIFICATE, GEOGRAPHICAL COORDINATES AND REGISTRY MAPS

APPENDIX B
AGREED FORM TRANSFER AGREEMENT BETWEEN COMIDE SPRL AND TRANSFEREE JV

Transfer Agreement

Relating To

Exploitation Permit No. PE 2607

between
La Congolaise des Mines et de Développement (COMIDE SPRL)
and
[Transferee JV]

Dated [•] 2008

TRANSFER AGREEMENT

This Transfer Agreement has been entered into on [•] 2008,

BETWEEN:

(1) **LA CONGOLAISE DES MINES ET DE DEVELOPPEMENT (COMIDE SPRL)**, a private limited company incorporated in the Democratic Republic of Congo and registered in Kinshasa under company number 01.128-N462802, having its registered office at 7, Avenue Sandoa, Commune Lubumbashi, Lubumbashi, Katanga Province, Democratic Republic of Congo,

hereinafter referred to as "**COMIDE**";

AND

(2) [•], a Congolese law limited liability company, registered with the New Registry of Commerce of Lubumbashi under number [•]and whose registered office is at [•], Democratic Republic of Congo, represented by Mr [•]; hereinafter referred to as "**[the Transferee JV]**";

COMIDE and [the Transferee JV] are hereafter referred to individually as a "**Party**" or collectively as the "**Parties**".

PREAMBLE:

(A) COMIDE has exclusive, valid, registered and legitimate title to the Exploitation Permit No. 2607 consisting of 41 squares (approximately 34.83155 km2), for copper, cobalt, gold and nickel, situated in the Territory of Lubudi, District of Kolwezi, Province of Katanga, Democratic Republic of Congo, evidenced by the exploitation certificate referenced CAMI/CE/1388/2005, issued by the Mining Registry on 6 July 2005 ("**PE2607**").

(B) COMIDE wishes to transfer PE2607 to [the Transferee JV] and [the Transferee JV] wishes to acquire the rights relating to PE 2607 from COMIDE.

(C) This Transfer Agreement is entered into in accordance with the provisions of Articles 183 to 186 of Law No. 007/2002 of 11 July 2002 relating to the Mining Code (the "**Mining Code**") and Articles 374 to 380 of Decree No. 038/2003 of 26 March 2003 relating to the Mining Regulations (the "**Mining Regulations**").

NOW, THEREFORE, IT HAS BEEN AGREED AS FOLLOWS:

Article 1 : INTERPRETATION

Unless expressly provided otherwise herein,

(a) any reference to this Transfer Agreement, to a provision of this Transfer Agreement or to any document whatsoever, constitutes a reference not only to this Transfer Agreement, that provision or that specific document, but also to an amendment, supplement, replacement or notation of this Transfer Agreement, that provision or that document;

(b) any reference to any law or regulation whatsoever shall include any other legislation currently in force or that may be passed subsequently to the date hereof and that may modify, reformulate or extend the scope of application of the aforesaid law or regulation or that ensures their execution;

(c) The preamble to this Agreement constitutes an integral part hereof.

(d) Headings are for convenience only and shall not be taken into account in construing the text of this Agreement.

(e) Any reference in this Agreement to the Parties shall include their respective successors in title, assigns and personal representatives.

Article 2 : TRANSFER

COMIDE hereby transfers and conveys to [the Transferee JV], which accepts, all rights, title and interests in and to PE 2607, clear of all charges, fees, duties, taxes, mortgages, liens, security interest, claim, attachment, option, participation right, or any other right or charge in favour of a third party or any other encumbrance whatsoever.

Article 3 : UNDERTAKING TO ASSUME COMIDE'S OBLIGATIONS

In accordance with Article 182, paragraph 5, of the Mining Code, [the Transferee JV] undertakes to assume all of the obligations of COMIDE vis-a-vis the State which arise from PE 2607 as of the date of the registration of this Transfer Agreement.

Article 4: REPRESENTATIONS AND WARRANTIES OF COMIDE

4.1 Each Party represents and warrants that it has full power and authority to execute and perform this Transfer Agreement and all consents, permits or authorisations required to be obtained or useful for the validity, binding effect and efficiency of this Transfer Agreement have been duly obtained.

4.2 COMIDE represents and warrants that:

(a) **Title:** it is the exclusive registered, legitimate and beneficial owner of PE 2607 and that the Exploitation Permit is in good legal standing as of the date hereof;

(b) **Security interests:** PE 2607 is not encumbered by any farm out, option, easement, charge, mortgage, pre-emption right, security right or any other security interest whatsoever;

(c) **Term of validity**: the term of validity of PE 2607 is twenty (20) years (from 6 May 2002 to 5 May 2022) renewable thereafter for successive periods of 15 years;

(d) **Taxes**: any taxes or rights that are due and payable as at the date hereof with respect to PE2607, in particular, the annual surface area fees have been duly paid in 2006, 2007 and 2008;

(e) **Compliance with law**: This Transfer Agreement does not breach any statutory, regulatory or contractual provision applicable to COMIDE.

Article 5: FORMALITIES

Upon execution of this Transfer Agreement by the Parties, [the Transferee JV] shall be entitled to carry out all formalities required for the validity, binding effect and efficiency of this Transfer Agreement and, in particular, to have the transfer of PE 2607 registered by the Mining Registry in the register of transfers, mortgages, leases and option agreements and the exploitation certificate referenced CAMI/CE/1388/2005 endorsed in the name of [the Transferee JV]. To this effect, full power of attorney is given to the bearer of an original hereof to accomplish any legal formality.

Article 6: MISCELLANEOUS

6.1 Further Assurances

The Parties agree to carry out all acts reasonably necessary for the implementation of the transfer of the Exploitation Permit contemplated herein, including the submission and registration of the Transfer Agreement at the DRC Public Mining Registry for the purposes of validation of the transfer.

6.2 Waiver

If one Party does not exercise, or exercises with delay, any of its rights whatsoever hereunder, it shall not be deemed to have waived the benefit and the exercise of the aforesaid right. If one Party hereto partially or incompletely exercises any of its rights whatsoever hereunder, it shall not be deemed to have waived the right to subsequently complete the exercise of the aforesaid right or to have waived the benefit and the exercise of any other right.

6.3 Separability

Should one provision hereof be considered or held at any time by a competent authority or court to be invalid or null and void, the validity of the other provisions herein shall not be affected since the Parties expressly agree that such other provisions shall be considered to be separable.

6.4 Modification

Any provision hereof may only be amended, completed or deprived of effect by the execution of a written amendment hereto by the Parties.

6.5 Entry into force

This Transfer Agreement shall be binding on each Party as soon as it is executed.

6.6 Assignment

Neither Party may assign its rights or obligations under this Transfer Agreement without the express written consent of the other Party.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the first mentioned above, in six (6) original copies, each Party acknowledging having received one (1) original copy, the other four (4) being reserved for authentication and transfer formalities.

FOR COMIDE

____

FOR [the Transferee JV]

____

AGREEMENT

BETWEEN

CAMROSE RESOURCES LIMITED

AND

AFRICO RESOURCES LTD.

THIS AGREEMENT has been made this 17 April 2008,

BETWEEN:

1. **CAMROSE RESOURCES LIMITED**, a company registered in the British Virgin Islands with its registered office at Palm Grove House, PO Box 438, Road Town, Tortola, British Virgin Islands "**Camrose**", of the first part; and

2. **AFRICO RESOURCES LTD.**, a corporation existing under the laws of Canada, the registered office of which is at 1030 West Georgia Street, Suite 1108, Vancouver, BC V6E 2Y3 hereinafter referred to as "**Africo**", of the other part.

Camrose and Africo are collectively referred to herein as the "**Parties**" and individually a "**Party**".

WHEREAS

(A) Camrose has, via its wholly-owned subsidiary, Kigala Multinational Limited, entered into an agreement to acquire the entire shareholding of Akam Mining Sprl ("**Akam**"), a company registered in the Democratic Republic of Congo under DRC Registration No 10171 (the "**Akam Purchase**") in consideration for which Camrose will pay US$13,500,000 to the sellers of Akam.

(B) Camrose and Africo have entered into, on the date hereof, a subscription agreement in respect of the private placing to be made by Africo in relation to common shares and warrants ("**Warrants**") in Africo for gross proceeds of CAD$100,000,000 (the "**Africo Placing**").

(C) Subject to the terms and conditions herein, Camrose wishes to cause (i) Akam to assign all of its rights, title and interest in its entire shareholding interest in Swanmines Sprl (the "**Swanmines Shares**") in favour of H&J Swanepoele Famille Trust sprl, being a wholly-owned (indirect) subsidiary of Africo or any other wholly owned subsidiary of Africo either of which are hereinafter referred to as the "**Africo Subsidiary**"; and (ii) Akam to waive all claims in relation to Swanmines Sprl and to execute all necessary documents to effect the termination of all legal proceedings against Africo in such regard.

NOW, THEREFORE, it has been agreed as follows:

Article 1 : INTERPRETATION

(a) The preamble to this Agreement constitutes an integral part hereof.

(b) Headings are for convenience only and shall not be taken into account in construing the text of this Agreement.

(c) The term "this Agreement" shall include any appendices that are attached hereto.

(d) Any reference in this Agreement to the Parties shall include their respective successors in title, permitted assigns and personal representatives.

Article 2: TRANSFER & WAIVER

Subject to the terms and conditions set out herein and to the closing of the Akam Purchase:

(a) Camrose hereby agrees to cause Akam to transfer to the Africo Subsidiary the Swanmines Shares free and clear of all liens, charges, pledges and encumbrances, upon the closing of the Africo Placing (the "**Closing Date**"), and Africo agrees to cause the Africo Subsidiary to accept such, with all legal guarantees, all rights, title and interests in and to the Swanmines Shares;

(b) Camrose further agrees, upon the Closing Date, to cause Akam to release and forever discharge Africo and its directors, officers, employees and representatives or assigns of and from any and all actions, causes of action, claims, complaints, demands, damages, interest, cost, expenses and compensation of whatsoever kind and howsoever arising, whether known or unknown, and which Akam now has or at any time hereafter can, shall or may have in any way resulting or arising from any cause, matter or thing whatsoever existing up to the present in connection with the Swanmines Shares including for the avoidance of doubt that Akam shall not rely upon any existing judgments in its favour in respect of the Swanmines Shares.

(c) Africo hereby agrees that, upon the Closing Date and upon the Africo Subsidiary acquiring all right, title and interest in the Swanmines Shares to its satisfaction, it shall release and forever discharge and to cause its affiliates to release and forever discharge Akam and its directors, officers, employees and representatives or assigns of and from any and all actions, causes of action, claims, complaints, demands, damages, interest, cost, expenses and compensation of whatsoever kind and howsoever arising, whether known or unknown, and which any of Africo or its affiliates now has or at any time hereafter can, shall or may have in any way resulting or arising from any cause, matter or thing whatsoever existing up to the present in connection with the Swanmines Shares.

Article 3: PRICE OF TRANSFER & WAIVER

Upon the Closing Date, in consideration of the foregoing, Africo shall pay to Camrose the sum of CAD$13,500,000, which shall be paid by the issuance to Camrose of 5,400,000 (Five million four hundred thousand) common shares in Africo (the "**Consideration Shares**") at a deemed price of Cdn.$2.50 per share (subject to usual anti-dilution adjustments consistent with those in the form of the Warrant).

Article 4: CONDITIONS PRECEDENT

4.1 The obligation of the Parties to consummate the transfer and waiver set out herein is subject to the fulfillment of the following conditions precedent:

(a) approval by the shareholders of Africo as contemplated by the subscription agreement of today's date between Africo and Camrose.

(b) completion of the Africo Placing.

(c) approval by the Toronto Stock Exchange.

4.2 In the event that any one of the conditions precedent above is not fulfilled, either of the Parties shall have the right but not the obligation to terminate this Agreement.

ARTICLE 5: CLOSING

5.1 At the Closing, the following actions and occurrences will take place, all of which shall be deemed to have occurred simultaneously and no action shall be deemed to have been completed and no document or certificate shall be deemed to have been delivered, until all actions are completed and all documents and certificates delivered.

(a) At the Closing, Camrose will cause to be delivered to Africo the following documents:

(i) A transfer agreement between Akam and the Africo Subsidiary regarding the Swanmines Shares, made in accordance with the Statutes of Swanmines Sprl and the applicable laws of the Democratic Republic of Congo.

(ii) A waiver and release by Akam of all rights, title and interest in the Swanmines Shares, in form satisfactory to Africo acting reasonably.

(b) At the Closing, Africo will deliver, or cause to be delivered, to Camrose the following documents:

(i) if required by law, a counterpart transfer agreement of the Swanmines Shares, made in accordance with the Statutes of Swanmines and laws of the Democratic Republic of Congo in force;

(ii) a share certificate representing the Consideration Shares registered in the name of Camrose;

(iii) a waiver, release and termination of all legal proceedings against Akam and undertaking not to commence any further legal action against Akam with regard to the Swanmines Shares;

(iv) a certified copy of a directors' resolution of Africo approving (A) the transfer of the Swanmines Shares to the Africo Subsidiary; (B) the waiver referred to in (iii) above; (C) the entry into of this Agreement and all other ancillary documents in connection herewith; and (D) the issuance of the

Consideration Shares as fully-paid and non-assessable shares in Africo (which resolution Africo covenants to obtain); and

(v) a copy of a resolution of the shareholders of the Africo Subsidiary approving the transfer of the Swanmines Shares (which resolution Africo covenants to obtain);

Article 6: CAMROSE REPRESENTATIONS AND WARRANTIES

Camrose represents and warrants to Africo with effect on the date hereof and on the Closing Date, as follows:

6.1 Eligibility and Capacity

It has the legal capacity to enter into this Agreement, and has taken all required action necessary to authorize the execution, delivery and performance of this Agreement.

6.2 Non- violation

The execution, delivery and performance of this Agreement will not violate any law, order, decree, regulation, authorization or judgment of any competent authority, or any contract entered into with third parties binding on it.

6.3 Holder

Upon Closing only, it shall be the exclusive, valid, registered, legitimate and beneficial holder of the entire share capital of Akam.

6.4 Acknowledgements regarding the Consideration Shares

As the issuance of the Consideration Shares to Camrose and its affiliates is being completed pursuant to exemptions from the requirements to provide Camrose and its affiliates with a prospectus and to sell the securities issuable pursuant to this Agreement through a person registered to sell securities under Canadian securities legislation, Camrose and its affiliates acknowledge that:

(a) certain protections, rights and remedies provided by Canadian securities legislation, including statutory rights of rescission or damages, shall not be available to Camrose and its affiliates and Camrose and its affiliates may not receive information that Camrose and its affiliates would be entitled to under applicable securities legislation if no prospectus exemption was available;

(b) Africo is relieved of certain obligations which would otherwise apply under Canadian securities legislation;

(c) various filings must be completed and disclosures made to the securities regulatory authorities having jurisdiction over the securities of Africo and to the Toronto Stock Exchange;

(d) no Canadian securities commission or similar regulatory authority has reviewed or passed on the merits of the Consideration Shares to be issued herein; and

(e) there is no government insurance covering the Consideration Shares to be issued herein.

Article 7: AFRICO REPRESENTATIONS AND WARRANTIES

Africo represents and warrants to Camrose with effect on the date hereof and on the Closing Date, as follows:

7.1 Eligibility and Capacity

It has the legal capacity to enter into this Agreement.

7.2 Non- violation

The execution, delivery and performance of this Agreement will not violate any law, order, decree, regulation authorization or judgment of any competent authority, or any contract entered into with third parties binding on it.

ARTICLE 8 : FURTHER ASSURANCES

Each Party shall diligently take (or cause to be taken) such further actions and execute and deliver (or cause to be executed or delivered) such further documents as the other may reasonably require, before or after the Closing Date, in order to perform and/or give effect to, this Agreement and the transaction contemplated by this Agreement.

Article 9: ENTIRE AGREEMENT

This Agreement replaces and supersedes all prior written or verbal representations, arrangements or agreements between the Parties with respect to the subject matter hereof and constitutes the entire, whole and exclusive agreement between the Parties.

Article 10: ASSIGNMENT

Neither Party may assign its rights or obligations under this Agreement without the express written consent of the other Party.

Article 11: NOTICES

Any notification, request or other communications to be made by virtue of this Agreement shall be made in writing and shall be presumed to have been validly given if they were sent by prepaid registered post or delivered by hand with acknowledgment of receipt to the addresses given below or to any address that the Party for whom the notification is intended may have given to the other Party in writing:

On behalf of Camrose:

Address: Camrose Resources Limited
57/63 Line Wall Road
Gibraltar
Fax no.: 00 350 200 40249
Attention: Dino Chincotta

On behalf of Africo:

Address: Africo Resources Ltd.
1030 West Georgia Street
Suite 1108
Vancouver, BC V6E 2Y3

Fax no.: (604) 646-3226
Attention: Chris Theodoropoulos

or at such other address as either Party may from time to time advise the other by notice in writing.

Article 12: APPLICABLE LAW AND JURISDICTION

This Agreement shall be governed by the laws of the Democratic Republic of Congo. Any dispute arising out of or relating to this Agreement shall be submitted to arbitration as per the rules of UNCITRAL and the arbitration proceedings shall take place in London and in English.

Article 13: ENTRY INTO FORCE

IN WITNESS WHEREOF, the Parties have executed this Agreement on the first mentioned above, in six (6) original copies, each Party acknowledging having received one (1) original copy, the other four (4) being reserved for authentication and transfer formalities.

ORIGINAL SIGNED	ORIGINAL SIGNED
CAMROSE RESOURCES LIMITED	AFRICO RESOURCES LTD.
Dino Chincotta Director	By: Chris Theodoropoulos Chairman

CERTIFICATE
PURSUANT TO SECTION 2.20 OF
NATIONAL INSTRUMENT 54-101 - *COMMUNICATION WITH BENEFICIAL OWNERS OF SECURITIES OF A REPORTING ISSUER*

To: The securities regulatory authorities of Alberta, British Columbia, Ontario and Quebec

Dear Sirs/Mesdames:

RE: Abridgement of time periods prescribed by National Instrument 54-101

As required under Section 2.20 of National Instrument 54-101 — *Communication with Beneficial Owners of Securities of a Reporting Issuer* ("NI 54-101"), the undersigned certifies for and on behalf of Africo Resources Ltd. ("Africo") in relation to the annual and special meeting of shareholders of Africo to be held on June 12, 2008 (the "Meeting") that:

1. Africo has arranged to have proxy-related materials for the Meeting sent in compliance with NI 54-101 to all beneficial owners of common shares in the capital of the Africo at least 21 days before the date fixed for the Meeting;

2. Africo has arranged to have carried out all the requirements of NI 54-101 in addition to those described in paragraph 1 herein; and

3. Africo is thus relying on Section 2.20 of NI 54-101 to abridge the time periods prescribed in subsections 2.2(1) and 2.5(1) of NI 54-101.

Dated as of May 21, 2008.

AFRICO RESOURCES LTD.

"Michael O'Brien"

Michael O'Brien
Chief Financial Officer

AFRICO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: All holders of common shares of Africo Resources Ltd.

We will hold an annual and special meeting of our shareholders on **Thursday, June 12, 2008** in the **Pacific Room** of the **Metropolitan Hotel at 645 Howe Street, Vancouver, British Columbia**. The meeting will start at **1:30 p.m.** (Vancouver time). We cordially invite you to attend and encourage you to do so.

At the meeting we will:

(1) present our financial statements for the year ended December 31, 2007, together with the notes thereto and the report of our auditor on those statements;

(2) elect directors;

(3) re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor;

(4) authorize the Board of Directors to fix the auditor's remuneration;

(5) ask you to consider and, if you think it appropriate to do so, to pass, with or without amendment, a resolution approving amendment to, and the subsequent termination of, Africo's Shareholder Rights Plan Agreement, all as more particularly described in the Information Circular which accompanies this Notice of Meeting;

(6) ask you to consider and, if you think it appropriate to do so, to pass, with or without amendment, the Camrose Transactions Resolutions approving the proposed transactions with Camrose Resources Limited, all as more particularly defined and described in the Information Circular which accompanies this Notice of Meeting;

(7) ask you to consider and, if you think it appropriate to do so, to approve the adoption by the Board of Directors of the 2008 Stock Option Incentive Plan, all as more particularly described in the Information Circular which accompanies this Notice of Meeting; and

(8) consider any other proper business.

An Information Circular prepared by the management of Africo, together with a form of proxy, accompany this Notice of Meeting and should be read in conjunction with this Notice of Meeting.

May 14, 2008.

AFRICO RESOURCES LTD.

By: *"Chris Theodoropoulos"*

Chris Theodoropoulos
Chairman of the Board

If you cannot attend, we encourage you to complete and return the enclosed form of proxy indicating your voting instructions. Please complete, date and sign your form of proxy or voting instruction form and return it by mail in the envelope provided for this purpose, or by facsimile to our transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Canada (facsimile numbers: within North America 1-866-249-7775; outside North America 1-416-263-9524); or by following the procedures for telephone or Internet voting provided in the enclosed form of proxy or voting instruction form. To be valid, a completed form of proxy must be received by our transfer agent by no later than 1:30 p.m. (Vancouver time) on Tuesday, June 10, 2008 or, if the meeting is adjourned, by no later than 48 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

Notice of Annual and Special Meeting of Shareholders

and

Management Information Circular

Dated May 14, 2008

AFRICO RESOURCES LTD

Meeting to be held:

Thursday, June 12, 2008 at 1:30 p.m.
Pacific Room, Metropolitan Hotel
645 Howe Street, Vancouver, British Columbia

AFRICO

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO: All holders of common shares of Africo Resources Ltd.

We will hold an annual and special meeting of our shareholders on **Thursday, June 12, 2008** in the **Pacific Room** of the **Metropolitan Hotel** at **645 Howe Street, Vancouver, British Columbia**. The meeting will start at **1:30 p.m.** (Vancouver time). We cordially invite you to attend and encourage you to do so.

At the meeting we will:

(1) present our financial statements for the year ended December 31, 2007, together with the notes thereto and the report of our auditor on those statements;

(2) elect directors;

(3) re-appoint PricewaterhouseCoopers LLP, Chartered Accountants, as our auditor;

(4) authorize the Board of Directors to fix the auditor's remuneration;

(5) ask you to consider and, if you think it appropriate to do so, to pass, with or without amendment, a resolution approving amendment to, and the subsequent termination of, Africo's Shareholder Rights Plan Agreement, all as more particularly described in the Information Circular which accompanies this Notice of Meeting;

(6) ask you to consider and, if you think it appropriate to do so, to pass, with or without amendment, the Camrose Transactions Resolutions approving the proposed transactions with Camrose Resources Limited, all as more particularly defined and described in the Information Circular which accompanies this Notice of Meeting;

(7) ask you to consider and, if you think it appropriate to do so, to approve the adoption by the Board of Directors of the 2008 Stock Option Incentive Plan, all as more particularly described in the Information Circular which accompanies this Notice of Meeting; and

(8) consider any other proper business.

An Information Circular prepared by the management of Africo, together with a form of proxy, accompany this Notice of Meeting and should be read in conjunction with this Notice of Meeting.

May 14, 2008.

AFRICO RESOURCES LTD.

By: *"Chris Theodoropoulos"*

Chris Theodoropoulos
Chairman of the Board

If you cannot attend, we encourage you to complete and return the enclosed form of proxy indicating your voting instructions. Please complete, date and sign your form of proxy or voting instruction form and return it by mail in the envelope provided for this purpose, or by facsimile to our transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Canada (facsimile numbers: within North America 1-866-249-7775; outside North America 1-416-263-9524); or by following the procedures for telephone or Internet voting provided in the enclosed form of proxy or voting instruction form. To be valid, a completed form of proxy must be received by our transfer agent by no later than 1:30 p.m. (Vancouver time) on Tuesday, June 10, 2008 or, if the meeting is adjourned, by no later than 48 hours prior to the time of the adjourned meeting.

If you are not a registered shareholder, please refer to the accompanying Information Circular for information on how to vote your shares.

TABLE OF CONTENTS

AFRICO
RESOURCES LTD

Management Information Circular

The information contained in this Information Circular, unless otherwise indicated, is as of May 14, 2008. In this Information Circular, unless otherwise specified, all references to "$" or "dollars" are to Canadian dollars.

This Information Circular is being mailed by the management of Africo Resources Ltd. ("Africo" or the "Corporation") to everyone who was a shareholder of record of our company on May 12, 2008, which is the date that has been fixed by the directors of Africo as the record date to determine the shareholders who are entitled to receive notice of the meeting.

We are mailing this Information Circular in connection with the solicitation of proxies by and on behalf of our management for use at the annual and special meeting of the shareholders of Africo that is to be held on Thursday, June 12, 2008, at 1:30 p.m. (Vancouver time) at the Metropolitan Hotel, 645 Howe Street, Vancouver, British Columbia. The solicitation of proxies will be primarily by mail. Certain employees or directors of Africo may also solicit proxies by telephone or in person. The cost of solicitation will be borne by Africo. Africo may after the date hereof choose to retain an information agent, in which case such costs will also be borne by Africo and same will be announced by press release.

Under Africo's By-laws, at least two persons must be present in person or represented by proxy, each being a shareholder entitled to vote at the meeting or a duly appointed proxy for an absent shareholder so entitled, before any action may validly be taken at the meeting. If such a quorum is not present in person or by proxy, we will reschedule the meeting.

PART 1 – VOTING

HOW A VOTE IS PASSED

Other than as noted below, all of the matters that are to be voted at the meeting as described in the attached Notice of Meeting are ordinary resolutions and can be passed by a simple majority – that is, if more than half of the votes that are cast in person or by proxy are in favour, then the resolution is approved. In addition, the resolution to approve the amendment to, and subsequent termination of, the Shareholder Rights Plan Agreement, as hereinafter defined and described, must be approved by a simple majority of votes cast by Africo's shareholders who are "independent shareholders" as defined by the Rights Plan. Further, shareholder approval of the 2008 Stock Option Plan requires a simple majority of the votes cast by Africo's shareholders who are not insiders of Africo or associates of such insiders and who are entitled to participate in the 2008 Plan. In this regard, as of May 12, 2008, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting and based on the information available to Africo, the votes attached to 527,737 common shares are not eligible to vote for approval of the 2008 Stock Option Plan. See Part 3 – The Business of the Meeting for more detail on the proposed resolutions to be put to shareholders at the meeting.

WHO CAN VOTE?

If you are a registered shareholder of Africo as at May 12, 2008, you are entitled to attend the meeting and cast a vote for each share registered in your name on all resolutions put before the meeting. If the shares are registered in the name of a corporation, a duly authorized officer of the corporation may attend on its behalf but documentation indicating such officer's authority should be presented at the meeting. If you are a registered shareholder but do not wish to, or cannot, attend the meeting in person you can appoint someone who will attend the meeting and act as your proxyholder to vote in accordance with your instructions (see "Voting by Proxy"). If your

shares are registered in the name of a "nominee" (usually a bank, trust company, securities dealer or other financial institution) you should refer to the section entitled "Non-registered Shareholders" set out below.

It is important that your shares be represented at the meeting regardless of the number of shares you hold. If you will not be attending the meeting in person, we invite you to complete, date, sign and return your form of proxy as soon as possible so that your shares will be represented.

VOTING BY PROXY

If you do not attend the meeting, you can still make your votes count by appointing someone who will be there to act as your proxyholder. You can either tell that person how you want to vote or you can let him or her decide for you. You can do this by completing a form of proxy.

In order to be valid, you must return the completed form of proxy by no later than 1:30 p.m. (Vancouver time) on Tuesday, June 10, 2008, to our transfer agent, Computershare Investor Services Inc., 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 Canada (facsimile numbers: within North America 1-866-249-7775; outside North America 1-416-263-9524).

What is a proxy?

A form of proxy is a document that authorizes someone to attend the meeting and cast your votes for you. We have enclosed a form of proxy with this Information Circular. You should use it to appoint a proxyholder, although you can also use any other legal form of proxy.

Appointing a proxyholder

You can choose any individual to be your proxyholder. It is not necessary for the person whom you choose to be a shareholder of Africo. To make such an appointment, simply fill in the person's name in the blank space provided in the enclosed form of proxy. To vote your shares, your proxyholder must attend the meeting. If you do not fill a name in the blank space in the enclosed form of proxy, the persons named in the form of proxy are appointed to act as your proxyholder. Those persons are directors and/or officers of Africo.

Instructing your proxy

You may indicate on your form of proxy how you wish your proxyholder to vote your shares. To do this, simply mark the appropriate boxes on the form of proxy. If you do this, your proxyholder must vote your shares in accordance with the instructions you have given.

If you do not give any instructions as to how to vote on a particular issue to be decided at the meeting, your proxyholder can vote your shares as he or she thinks fit. If you have appointed the persons designated in the form of proxy as your proxyholder they will, unless you give contrary instructions, vote your shares at the meeting as follows:

- ✓ **FOR the election of the proposed nominees as directors;**
- ✓ **FOR the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Africo's auditor;**
- ✓ **FOR the resolution authorizing the Board of Directors to fix the auditor's remuneration;**
- ✓ **FOR the resolution to approve the amendment to, and subsequent termination of, the Shareholder Rights Plan Agreement;**
- ✓ **FOR the resolution to approve the Camrose Transactions Resolutions, as herein defined; and**

- ✓ **FOR the resolution to approve adoption by the Board of Directors of the 2008 Stock Option Plan.**

For more information about these matters, see Part 3 - The Business of the Meeting. The enclosed form of proxy gives the persons named on it the authority to use their discretion in voting on amendments or variations to matters identified on the Notice of Meeting. At the time of printing this Information Circular, the management of Africo is not aware of any other matter to be presented for action at the meeting. If, however, other matters do properly come before the meeting, the persons named on the enclosed form of proxy will vote on them in accordance with their best judgment, pursuant to the discretionary authority conferred by the form of proxy with respect to such matters.

Changing your mind

If you want to revoke your proxy after you have delivered it, you can do so at any time before it is used. You may do this by (a) attending the meeting and voting in person; (b) signing a proxy bearing a later date; (c) signing a written statement which indicates, clearly, that you want to revoke your proxy and delivering this signed written statement to the registered office of Africo at Suite 1810 – 1111 West Georgia Street, Vancouver, British Columbia V6E 4M3 Canada; or (d) in any other manner permitted by law.

Your proxy will only be revoked if a revocation is received by 5:00 in the afternoon (Vancouver time) on the last business day before the day of the meeting, or any adjournment thereof, or delivered to the person presiding at the meeting before it (or any adjournment) commences. If you revoke your proxy and do not replace it with another that is deposited with us before the deadline, you can still vote your shares but to do so you must attend the meeting in person.

NON-REGISTERED SHAREHOLDERS

If your shares are not registered in your own name, they will be held in the name of a "nominee," usually a depository, bank, trust company, securities dealer or other financial institution and, as such, your nominee will be the entity legally entitled to vote your common shares and must seek your instructions as to how to vote your shares.

Accordingly, unless you have previously informed your nominee that you do not wish to receive material relating to shareholders' meetings, you will have received this Information Circular from your nominee, together with a form of proxy or a request for voting instruction form. If that is the case, **it is most important that you comply strictly with the instructions that have been given to you by your nominee on the form of proxy or voting instruction form**. If you have voted and wish to change your voting instructions, you should contact your nominee to discuss whether this is possible and what procedures you must follow.

If your shares are not registered in your own name, Africo's transfer agent will not have a record of your name and, as a result, unless your nominee has appointed you as a proxyholder, will have no knowledge of your entitlement to vote. If you wish to vote in person at the meeting, therefore, please insert your own name in the space provided on the form of proxy or voting instruction form that you have received from your nominee. If you do this, you will be instructing your nominee to appoint you as proxyholder. Please adhere strictly to the signature and return instructions provided by your nominee. It is not necessary to complete the form in any other respect, since you will be voting at the meeting in person. Upon arrival at the meeting, please register with the representative from Computershare Investor Services Inc., our transfer agent, who will be present at the meeting to act as scrutineer.

The Notice of Meeting, this Information Circular and our audited consolidated financial statements for the fiscal year ended December 31, 2007 are being sent to both registered and non-registered owners of common shares in the capital of Africo. If you are a non-registered owner and we have sent these materials to you directly, your name and address and information about your holdings of common shares of Africo have been obtained in accordance with applicable securities regulatory requirements from the nominee holding the securities on your behalf. By choosing to send these materials to you directly, Africo (and not your nominee) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the form of proxy or request for voting instructions form.

PART 2 - VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

Africo has authorized capital of unlimited common shares. Each shareholder is entitled to one vote for each common share registered in his or her name at the close of business on May 12, 2008, the date fixed by our directors as the record date for determining who is entitled to receive notice of and to vote at the meeting.

At the close of business on May 12, 2008, 27,213,092 common shares in the capital of Africo were outstanding. To the knowledge of Africo's directors and officers, the only persons who beneficially owned, directly or indirectly, or exercised control or direction over 10% or more of Africo's common shares on that date were:

Name[(1)]	Number of common shares[(1)]	Percentage of issued shares
Geologic Resource Partners LLC	3,320,700	12.2%
John Tognetti	3,255,000	12.0%

(1) Information as to ownership of shares has been extracted from insider reports or Early Warning Reports filed by the individuals pursuant to applicable securities legislation and publicly available through the internet at the Canadian System for Electronic Disclosure by Insiders (SEDI) at www.sedi.ca or at the Canadian System for Document Analysis and Retrieval (SEDAR).

PART 3 - THE BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

The consolidated financial statements of Africo for the year ended December 31, 2007 will be placed before you at the meeting. These financial statements have been mailed to shareholders together with the Notice of Meeting and this Information Circular.

ELECTION OF DIRECTORS

Directors of Africo are elected for a term of one year. The current term of office of each of the nominees proposed for election as a director will expire at the meeting, and each of them, if elected, will serve until the close of the next annual meeting, unless he resigns or otherwise vacates office before that time. Under Africo's Articles and in accordance with the requirements of the *Canada Business Corporations Act*, Africo shall have a minimum of three and a maximum of nine directors, the exact number of directors, within such limits, to be determined from time to time by the Board. Africo currently has five directors and six directors are proposed by management for election as directors at the meeting. Notwithstanding this, **pursuant to the terms of the Subscription Agreement described in Part 3 – The Business of the Meeting – Subscription Agreement with Camrose Resources Limited, Africo has agreed to support the nomination of four individuals designated by Camrose for appointment or election to Africo's Board of Directors and to take all steps necessary to ensure that the Board is comprised of no more than seven directors.** As such, the Board of Directors of Africo has set by resolution, in accordance with Africo's By-laws, the number of directors at seven.

To fulfill Africo's obligations to Camrose Resources Limited with respect to Board representation, upon closing of the transactions contemplated by the Subscription Agreement, it is expected that David Adamson, John Dixon and Michael O'Brien, each a nominee for election as a director of Africo at the meeting, will resign and the three vacancies on the Board thereby created will be filled by three persons nominated by Camrose Resources Limited and, in addition, the Board will appoint, in accordance with its By-laws, one additional nominee of Camrose as a director to the Board, at which point Africo's Board of Directors will be comprised of seven directors, four of whom will be nominees of Camrose. Shareholders will not be given an opportunity to elect such nominees until the next annual general meeting.

Nominees for Election

The following are the nominees proposed for election as directors of Africo together with the number of common shares and stock options that are beneficially owned, or controlled or directed, directly or indirectly, by each nominee. All of the nominees, with the exception of Michael O'Brien, are currently directors. Each of the nominees has agreed to stand for election and we are not aware of any intention of any of them not to do so. If,

however, one or more of them should become unable to stand for election, it is likely that one or more other persons would be nominated at the meeting for election and, in that event, the persons designated in the form of proxy will vote in their discretion for a substitute nominee.

Name and place of residence	Principal occupation	Director since	Number of shares	Number of options
DAVID W. ADAMSON[1] British Columbia, Canada *Director* *Member of the Audit Committee*	Exploration Geologist; President, CEO and a director of Rubicon Minerals Corporation, a Canadian based mineral exploration-stage company that explores for commercially viable gold and base metal deposits (since March 1996).	July 4, 2006	100,207	439,307
JOHN DIXON Tanzania *Director* *Chair of the Compensation Committee and Member of the Audit Committee and the Corporate Governance Committee*	President of Oryx Mining and Exploration, a Canadian company exploring for viable gold deposits in Africa (since July 2006); Independent Geologist with Bastillion Resources (Pty) Ltd., an independent geological and mining consulting company specialising in Africa (1996 – 2006).	July 4, 2006	83,658	200,000
ANTONY (TONY) HARWOOD England, United Kingdom *President, Chief Executive Officer & Director* *Member of the Compensation Committee*	President and CEO of Africo Resources (BC) Ltd. (since May 2006); Vice President, Placer Dome Inc., a publicly listed international gold mining company (June 1998 to March 2006).	July 4, 2006	110,195	670,000
LUKAS MARTHINUS (TINUS) MAREE British Columbia, Canada *Director & Secretary* *Member of the Audit Committee, the Compensation Committee and the Corporate Governance Committee*	President, River Capital Partners Ltd., a private investment company (since January 2001).	July 4, 2006	119,648	340,000

Name and place of residence	Principal occupation	Director since	Number of shares	Number of options
CHRIS THEODOROPOULOS British Columbia, Canada *Director & Chairman of the Board* *Member of the Corporate Governance Committee*	Self-employed businessman; Chairman of the Board of Africo (since July 2006) and its now wholly-owned subsidiary, Africo Resources (BC) Ltd. (since April 2005); Associate Counsel, Getz Prince Wells LLP, a law firm in Vancouver (November 2003 to March 2007); independent legal and business consultant (1996 to November 2003).	July 4, 2006	114,029	570,000
MICHAEL O'BRIEN British Columbia, Canada *Director nominee & Chief Financial Officer*	Chief Financial Officer of Africo since March 2007 (acting Chief Financial Officer since December 2006); Consultant (August 2005 to February 2007); Chief Financial Officer and director of Irvin & Johnson Ltd (South Africa) (September 2004 to July 2005); Group Financial Manager of Irvin and Johnson Ltd (South Africa) (January 2003 to August 2004); Manager: Finance of Soekor Exploration and Production (Pty) Ltd (now part of PetroSA, South Africa) (August 1996 to September 2002).	Not applicable; nominee only	Nil	200,000

(1) Although Mr. Adamson is being elected as a director at the meeting, he is expected to resign concurrently with the completion of the transactions contemplated with Camrose Resources Limited in favour of a nominee of Camrose Resources Limited. In the event that the transactions contemplated with Camrose Resources Limited do not complete, Mr. Adamson has advised Africo that he wishes to step down from the Board. In such case, Africo would seek an additional candidate to fill the vacancy created by Mr. Adamson's resignation.

Africo's management recommends that shareholders vote in favour of the nominees for election as directors. **Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the election of the nominees as directors of Africo for the ensuing year.**

APPOINTMENT OF THE AUDITOR

During the financial year ended December 31, 2007, PricewaterhouseCoopers LLP, Chartered Accountants, served as Africo's auditor, having served as auditor of Africo since June 30, 2005.

For details of fees paid by Africo to PricewaterhouseCoopers LLP for audit services during the last two completed financial years, see "Item 10 – Audit Committee" in Africo's Annual Information Form dated March 28, 2008 for the financial year ended December 31, 2007, which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com.

Africo's management recommends that shareholders vote in favour of the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as Africo's auditor for the ensuing year and in favour of granting the Board of Directors the authority to determine the remuneration to be paid to the auditor. **Unless you**

give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP to act as our auditor until the close of our next annual meeting and to vote FOR the proposed resolution to authorize the Board of Directors to fix the remuneration to be paid to the auditor.

AMENDMENT TO, AND SUBSEQUENT TERMINATION OF, THE SHAREHOLDER RIGHTS PLAN AGREEMENT

The completion of the transactions contemplated by the Subscription Agreement between Africo and Camrose Resources Limited, as fully described below at Part 3 – The Business of the Meeting – Subscription Agreement with Camrose Resources Limited, is conditional upon, among other things, the amendment to and subsequent termination of the Shareholder Rights Plan Agreement (the "Rights Plan") dated as of May 25, 2007 between Africo and Computershare Trust Company of Canada (the "Rights Agent").

The amendment and termination is set forth in an amendment and termination agreement (the "Termination Agreement") between Africo and the Rights Agent dated as of April 17, 2008. A copy of the form of Termination Agreement is attached as Schedule "A" hereto. A copy of the Rights Plan has been electronically filed with regulators through the System for Electronic Document Analysis and Retrieval (SEDAR) and is available for public viewing via the Internet at www.sedar.com.

The amendment to the Rights Plan is to provide for the waiver and release of any and all rights that may have accrued in favour of the shareholders and holders of Rights immediately prior to the termination of the Rights Plan pursuant to the Termination Agreement. Africo is not aware of any such rights that may have accrued and is seeking the waiver and release merely as a matter of prudence in connection with the termination of the Rights Plan. The amendment and termination of the Rights Plan is subject to shareholder approval at this meeting and will become effective immediately after such approval is obtained.

The Rights Plan may only be amended and terminated pursuant to a resolution passed by a majority of the votes cast by all holders of common shares of Africo who vote in respect of such amendment and termination (other than any holder who does not qualify as an "Independent Shareholder", as such term is defined in the Rights Plan, with respect to all common shares beneficially owned by such person). As of the date of this Circular, management of Africo is not aware of any shareholders that would not qualify as Independent Shareholders.

At the meeting, Independent Shareholders (as that term is defined in the Rights Plan) will be asked to pass a resolution in the form set out in Schedule "B" hereto (the "Rights Plan Termination Resolution") approving the Termination Agreement. The Board of Directors has determined that it is advisable and in the best interests of Africo and its shareholders that the Rights Plan be amended and terminated as set forth in the Termination Agreement.

The Board of Directors unanimously recommends that shareholders vote IN FAVOUR of the Rights Plan Termination Resolution. In the absence of contrary instructions, the persons designated by management of Africo in the enclosed form of proxy intend to vote FOR the Rights Plan Termination Resolution.

TRANSACTIONS WITH CAMROSE RESOURCES LIMITED

The following is a summary of three agreements that Africo has entered into, which is derived from, and should be read in conjunction with, the referenced agreements which are hereinafter referred to as the "Camrose Transactions". This summary is qualified in its entirety by the actual terms of the relevant agreements. The agreements have been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and are available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com.

See also Part 8 – Other Information – Interest of Certain Persons in Matters to be Acted on at the meeting.

SUBSCRIPTION AGREEMENT WITH CAMROSE RESOURCES LIMITED

Pursuant to a Subscription Agreement dated as of April 17, 2008, as amended (the "Subscription Agreement"), between Camrose Resources Limited ("Camrose") and Africo, Camrose agreed to subscribe for 40,000,000 common shares of Africo and 20,000,000 common share purchase warrants, each warrant entitling the holder to acquire one common share of Africo at a price of $3.50 for a period of 18 months from closing of the subscription (the "Subscription"). The aggregate purchase price payable by Camrose is $100,000,000, being $2.50 for each common share and ½ of a warrant. Africo will use the proceeds from the Subscription to fund on-going exploration and feasibility study work including such other development expenditures that are necessary or incidental to the development of Africo's Kalukundi cobalt copper project located in the Katanga province of the Democratic Republic of Congo, including general and administrative costs related thereto.

Camrose is a recently-established special purpose vehicle, incorporated and registered in the British Virgin Islands, owned by a trust for the benefit of the family of Dan Gertler. It is the sole shareholder of Kigala International Limited, which has purchased the entire share capital of Akam Mining Sprl (see "Akam Agreement" below). Camrose is currently arms' length, and is not a related party, to Africo.

Completion of the Subscription is subject to, among other things:

(a) the Transfer Agreement (as defined and described below) being executed and delivered by each of the parties thereto and being in full force and effect;

(b) the Akam Agreement (as defined and described below) being executed and delivered by each of the parties thereto and being in full force and effect;

(c) the shareholders of Africo having approved the transactions contemplated by the Subscription Agreement, the issuance of shares under the Transfer Agreement and the Akam Agreement and the issuance of shares contemplated by the Note (all as defined and described below);

(d) acceptance by The Toronto Stock Exchange (the "TSX");

(e) the Board of Directors of Africo and the shareholders of Africo having approved the amendment to the Rights Plan to waive any rights thereunder which may have existed or exist since its inception and the termination and repeal of the Rights Plan; and

(f) the Rights Plan being amended and terminated.

The completion of the Subscription is to take place on or about the 65th day following the meeting to which this Circular relates, or such earlier date after the meeting as Africo may determine.

The Subscription Agreement also provides that Africo will support the nomination of four individuals designated by Camrose for appointment to Africo's Board of Directors upon closing of the transactions contemplated by the Subscription Agreement, and will take all steps necessary to ensure that the Board is comprised of no more than seven directors and that a quorum is not more than a majority of all directors. In addition, Africo has agreed to support Camrose's majority representation on Africo's Board indefinitely, provided that if (i) the percentage of issued and outstanding common shares of Africo beneficially owned by Camrose and its affiliates (the "Camrose Interest") is at least 40% but less than 50%, Africo will support the nomination of three Camrose representatives at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, (ii) the Camrose Interest is at least 30% but less than 40%, Africo will support the nomination of two Camrose representatives at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, (iii) the Camrose Interest is at least 20% but less than 30%, Africo will support the nomination of one Camrose representative at the first annual meeting of Africo shareholders held after the Camrose Interest enters this range, and (iv) the Camrose Interest is less than 20%, Africo shall have no further obligations until such time as the Camrose Interest is again 20% or more.

In addition, Africo has agreed to execute an investors' rights agreement in favour of Camrose and any lenders to Camrose pursuant to which Africo will agree, at its cost, to qualify by prospectus the resale in Canada of the shares of Africo held by them on a demand and on a "piggyback" basis on customary terms.

Further, the Subscription Agreement provides that as long as Camrose and its affiliates hold at least 10% of the issued and outstanding shares of Africo, if Africo or any subsidiary proposes to issue any further Africo shares or convertible securities, Camrose shall have the right to purchase the portion thereof equal to the percentage of shares of Africo then beneficially owned by Camrose and its affiliates. However, this right will not apply to shares issued under a stock option plan established from time to time for the benefit of participating employees of Africo or upon the conversion or exchange of, or the exercise of any right attaching to, any convertible securities, or the issuance of securities in connection with a *bona fide* business acquisition by Africo or in connection with *bona fide* strategic partnerships, alliances and similar transactions. Africo has also agreed that, if the Rights Plan were ever determined to have been triggered in connection with the Subscription, Africo will issue to Camrose sufficient additional shares (the "Additional Shares") at the same price as applies under the Rights Plan so that Camrose's percentage ownership position after the exercise of the Rights Plan remains the same as without such exercise.

Camrose has advanced the principal amount of $2,000,000 to Africo (the "Loan"), pursuant to a Demand Promissory Note (the "Note") dated April 17, 2008 from Africo to Camrose. The Note provides that:

(a) the Loan will bear interest at the a rate equal to the London Interbank Offer Rate plus 2% per annum, calculated and payable semi-annually in arrears, with interest on overdue interest at the same rate;

(b) Camrose may only make demand on the earliest to occur of (i) the completion of the Subscription, (ii) the termination of the Subscription Agreement, and (iii) August 31, 2008; and

(c) if and only if demand is made upon completion of the Subscription Agreement, the entire Loan shall be set off against the aggregate subscription price payable under the Subscription Agreement. If the transactions contemplated by the Subscription Agreement are not completed, at the option of Africo, the entire Loan may be repaid by the issuance of common shares of Africo at a deemed price of $2.50 per share (subject to usual anti-dilution provisions).

TRANSFER AGREEMENT

Africo entered into an agreement (the "Transfer Agreement") dated April 17, 2008 with La Congolaise des Mines et de Developpement (Comide Sprl) ("Comide"), a joint venture company owned as to 75% by an affiliate of Camrose and as to 25% by La Générale des Carrières et des Mines ("Gécamines"), a mining company owned by the Government of the Democratic Republic of the Congo (the "DRC"). The Transfer Agreement provides that Comide has agreed to transfer to Swanmines sprl (to be owned at least 75% by Africo and the balance by Gécamines) Exploitation Permit No. PE2607 (the "Exploitation Permit"), consisting of 41 squares or blocks (approximately 34.83155 km^2) for copper, cobalt, gold and nickel extraction, situated in the Territory of Lubudi, District of Kolwezi, Province of Katanga.

The Exploitation Permit is owned and held by Comide. Comide Concession PE2607 (the "Concession") is located within the Kolwezi District of Katanga Province in the south-east of the DRC, approximately 60km to the east of Kolwezi and 1km to the north of the main road between Likasi and Kolwezi. The Concession is secured under the Exploitation Permit, which was issued to Comide on July 6, 2005, for a term of 20 years. This license area is contiguous with the Swanmines concession area of Kalukundi, further details of which are described in Africo's Annual Information Form dated March 28, 2008 (which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com).

The purchase price for the transfer will be based on the value of the Exploitation Permit (the "Valuation") as determined by Stephan, Robertson & Kirsten (SRK) Consulting Engineering and Scientists. The Valuation will be started on the earlier of completion of an exploratory drilling program currently being carried out by Comide and six months after completion of the Subscription. The purchase price will be 75% of the mid point of the range determined by the Valuation (the "Mid-Point Amount"). The purchase price is 75% of the Mid-Point Amount because Gécamines will retain the 25% interest in the Exploitation Permit. The parameters and scope of the Valuation will be agreed upon by the parties in advance of the commencement of the Valuation. The Valuation will be carried out on a stand-alone basis, which means that the Concession will be valued separately and independently of the Kalukundi property, taking into account its own capital cost requirements. In the event that either party is not satisfied with the results of the Valuation, such party can nominate a second valuator to carry out a valuation with the other party's consent. In that event, the determining valuation will be the average of the two valuations carried

out. In the event of a dispute with respect to the scope and process of the Valuation, the parties have agreed to implement arbitration proceedings to resolve such dispute.

The purchase price will be paid by the issuance of common shares by Africo to affiliates of Comide, at a deemed price of $2.50 per share, subject to usual anti-dilution adjustments. Africo's management has been advised by Camrose that, while the number of common shares to be issued cannot be known at this time, based on the work done to date on the Concession, Camrose currently anticipates that no more than 120,000,000 common shares of Africo, representing a maximum valuation of $300 million, would have to be issued pursuant to the Transfer Agreement, which would represent approximately 62.3% of Africo's issued share capital after giving effect to the Subscription Agreement, the Akam Agreement and the Transfer Agreement, and 441% of Africo's current share capital.

Although the Transfer Agreement requires Africo to pay the purchase price even if it is more than $300 million, Africo's obligation to complete the transactions under the Transfer Agreement is conditional upon the receipt of all required approvals for the issuance of the number of common shares required to satisfy the purchase price, including the approval of the shareholders at the meeting and acceptance of the TSX. As required by the rules of the TSX, shareholder approval of a maximum number of shares to be issued is required. Accordingly, Africo is seeking approval for the potential issuance of up to 120,000,000 common shares in satisfaction of the purchase price payable under the Transfer Agreement or such lesser amount pursuant to the Valuation; and if the purchase price were to be more than $300 million, Africo would be required to again seek shareholder approval to issue such additional number of common shares as would be required to satisfy the purchase price.

Management of Africo believes that, although the actual number of shares to be issued pursuant to the Transfer Agreement is entirely dependent on the Valuation, the Transfer Agreement is in the best interests of Africo. The transactions contemplated by the Transfer Agreement will provide Africo with project synergies and additional land to facilitate completion of Africo's Kalukundi property, as the property covered by the Exploitation Permit is contiguous with the Kalukundi property. In addition to this agreement-specific benefit, completion of the transactions contemplated by the Subscription Agreement are conditional upon the Transfer Agreement and the Akam Agreement being executed and delivered by the parties. Thus, the Transfer Agreement is one part of a three part whole, the other two parts consisting of the Akam Agreement and the Subscription Agreement. Each agreement confers benefits on Africo, and management of Africo believes that the Camrose Transactions as a whole confer substantial benefits to Africo that exceed the sum of their parts.

The transfer is subject to, among other things, approval by the shareholders of Africo of the issuance of Africo common shares as consideration for the transfer, approval of the TSX, the implementation of the transfer of the Exploitation Permit as contemplated by the Transfer Agreement, completion of the Subscription Agreement and Africo being satisfied as to the legal validity of Comide's interest and title in the Exploitation Permit. The transactions contemplated by the Subscription Agreement, Akam Agreement and Transfer Agreement as a whole constitute a backdoor listing pursuant to the TSX Company Manual and Africo will be required to meet original listing requirements of the TSX in order to receive final TSX approval. There is no assurance that Africo will be able to meet these requirements in a timely fashion, or at all.

AKAM AGREEMENT

Africo entered into an agreement (the "Akam Agreement") with Camrose dated April 17, 2008. The Akam Agreement acknowledges that Camrose has, through a wholly-owned subsidiary, entered into an agreement to purchase the outstanding shares of Akam Mining Sprl ("Akam"), which purchase has completed as at the date of this Circular. The Akam Agreement is intended to resolve the existing litigation regarding the Kalukundi property described in Africo's Annual Information Form dated March 28, 2008 (which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com); and provides, for greater certainty, that Camrose will cause Akam to assign all of its rights, title and interest in Swanmines sprl (the "Swanmines Shares") to a wholly-owned subsidiary of Africo in consideration of the issuance to Camrose of 5,400,000 shares of Africo at a deemed price of $2.50 per share, subject to usual anti-dilution adjustments. The Akam Agreement also provides for mutual releases from Africo and Akam in connection with the Swanmines Shares on closing of the transaction.

The transaction is to complete upon the closing of the Subscription and is subject to approval by the shareholders of Africo of the issuance of the Africo common shares as the consideration for the transfer, completion of the Subscription and approval by the TSX.

RISKS TO AFRICO ASSOCIATED WITH COMPLETION OF THE CAMROSE TRANSACTIONS

Africo currently believes that the aggregate maximum number of shares that could be issuable to Camrose under the Subscription Agreement (and upon exercise of the warrants in connection therewith), the Transfer Agreement (assuming the maximum number of shares issuable thereunder), the Akam Agreement or otherwise in connection therewith would be approximately 185,400,000 common shares in the capital of Africo, representing 87.2% of Africo's then issued share capital and 681% of Africo's current issued capital assuming no other issuances of shares in the interim. Camrose's actual shareholdings will only be known when the Valuation contemplated by the Transfer Agreement is available. If the transactions contemplated by the Subscription Agreement, Transfer Agreement and Akam Agreement do not complete, the number of common shares of Africo issuable pursuant to the Note would be approximately 800,000.

As such, Camrose will have, subject to applicable law, the ability to determine the outcome of certain matters submitted to shareholders for approval in the future, including the election and removal of directors, amendments to Africo's corporate governing documents and certain business combinations. Africo's interests and those of its controlling shareholder may at times conflict, and this conflict might be resolved against Africo's interests. The concentration of control in the hands of a significant shareholder may impact the potential for the initiation, or the success, of an unsolicited bid for Africo's shares.

SHAREHOLDER APPROVAL OF THE TRANSACTIONS WITH CAMROSE RESOURCES LIMITED

Shareholder approval of the transactions contemplated with Camrose is required pursuant to the TSX Company Manual on the basis that the issuance of Africo's securities pursuant to such transactions will constitute more than 25% of Africo's outstanding share capital and will materially affect control of Africo. The resolutions to approve:

1. the proposed issuance of securities pursuant to the Subscription Agreement, the Additional Shares, and the potential issuance of common shares pursuant to the Note if the transactions contemplated by the Subscription Agreement do not complete;
2. the proposed issuance of common shares in the capital of Africo pursuant to the Transfer Agreement; and
3. the proposed issuance of common shares in the capital of Africo pursuant to the Akam Agreement;

are herein collectively referred to as the "Camrose Transactions Resolutions", the full text of which is set out in Schedule "C" hereto.

Recommendation of the Board of Directors

The Board of Directors of Africo has approved the terms of the Camrose Transactions. In reaching its conclusion, the Board of Directors:

- reviewed the risk factors relating to Africo as set out in Africo's Annual Information Form dated March 28, 2008 for the financial year ended December 31, 2007, which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), particularly with respect to the litigation that Africo is currently involved in and Africo's need to acquire further working capital;

- reviewed the management, business, financial condition, operating results and prospects of Africo and the current industry, economic, market and regulatory conditions in the DRC;

- reviewed the potential consequences to Africo in the event that the Camrose Transactions do not complete particularly with respect to the ability of Africo to carry out the immediate development of the Kalukundi Property; and

- considered that the transactions contemplated by the Subscription Agreement, Akam Agreement and the Transfer Agreement are all part of a single transaction.

The Board of Directors did not quantify or otherwise attempt to assign relative weight to the specific factors considered in reaching its determination. The Board of Directors considers that the Camrose Transactions, overall, represent a reasonable business risk for Africo given Africo's current circumstances involving the uncertainty of its legal efforts to re-acquire the Kalukundi Property and its pressing requirement for working capital. The Camrose Transactions eliminate that uncertainty and provide sufficient working capital for the foreseeable future. Given the current circumstances, the Board of Directors has determined that if the Camrose Transactions are not approved, there is a material risk that Africo will be unable to re-acquire and develop the Kalukundi Property and may in that event cease to be a going concern. Shareholders are urged to consider these possible consequences of non-approval when voting their shares.

Based on the above factors, Africo's management recommends that shareholders vote IN FAVOUR of the Camrose Transactions Resolutions. Unless they are instructed otherwise, the persons named in the enclosed form of proxy intend to vote FOR the Camrose Transactions Resolutions.

APPROVAL OF 2008 STOCK OPTION PLAN

At the meeting, shareholders who are not insiders of Africo or associates of such insiders and who are entitled to participate in the 2008 Plan (the "Disinterested Shareholders") will be asked to approve the implementation by the Board of Directors of the 2008 Stock Option Plan (the "2008 Plan").

Background

On April 22, 2008 (the "Adoption Date"), the Board of Directors of Africo adopted the 2008 Plan. The 2008 Plan is subject to approval by Africo's Disinterested Shareholders and the approval of the regulatory authorities having jurisdiction over Africo's securities. The maximum number of common shares issuable under the 2008 Plan (the "2008 Plan Maximum") is proposed to be 10,000,000 shares, which will represent approximately 13.8% of Africo's issued and outstanding common shares upon completion of the transactions contemplated by the Subscription Agreement and the Akam Agreement, as herein defined, which is an increase of 5,216,762 shares from the current plan maximum. In the event the transactions contemplated by the Subscription Agreement, Transfer Agreement and Akam Agreement do not complete, the 2008 Plan Maximum will be 5,442,618, which represents 20% of Africo's issued and outstanding shares as at the date of this Circular, which is an increase of 659,380 shares from the current plan maximum.

See Part 5 – Securities Authorized for Issuance under Equity Compensation Plans for a summary of Africo's current Stock Option Plan, the terms of which are identical in the proposed 2008 Plan with the exception of the following:

(a) the increase in the number of shares issuable under the 2008 Plan; and

(b) provision that stock options may only be exercised to the extent not earlier exercised or terminated in accordance with the terms of the 2008 Plan, and the earliest of:

  (i) the termination date specified in the Option Certificate issued by Africo specifying the terms of the option being granted to the optionee;

  (ii) where the optionee ceases to be an eligible person pursuant to the 2008 Plan by reason of termination for just cause, the date of such termination, or such later date determined by the Board, which can be no later than the original expiry date of the option; and

  (iii) where an optionee ceases to be an eligible person pursuant to the 2008 Plan for a reason other than disability, death or termination for just cause, 90 days after such date of termination, unless otherwise extended by the Board.

As of the date of this Circular, there are 3,975,000 incentive stock options outstanding under Africo's current stock option plan, which represents 14.6% of Africo's current issued and outstanding common shares.

Upon the implementation of the 2008 Plan, all of Africo's previous option plans will terminate and the current outstanding 3,975,000 incentive stock options will be rolled into and governed pursuant to the 2008 Plan.

The 2008 Plan has been put in place for the benefit of Africo to enable it to appropriately compensate directors, executive officers, employees and consultants of Africo and its affiliates and their permitted assigns as that term is defined in National Instrument 45-106 of the Canadian Securities Administrators (the "Participants"), as well as to attract and retain additional key personnel on a going-forward basis, to enable Africo to better align the interests of its directors, management and employees with those of its shareholders, reduce the cash compensation Africo would otherwise have to pay, and to encourage Participants to promote Africo's business affairs to the best of their abilities. The 2008 Plan provides that the Board of Directors may grant options to the Participants on terms that the Board may determine within the limitations set out in the 2008 Plan. Africo does not intend to provide financial assistance to any Participants under the 2008 Plan. As at the date of this Circular, no new options have been granted under the 2008 Plan.

Shareholder Approval of the 2008 Plan

At the meeting, Disinterested Shareholders (as defined above) will be asked to pass a resolution (the "2008 Option Plan Resolution") in the following form:

> "RESOLVED THAT adoption by the Board of Directors of the 2008 Stock Option Plan (the "2008 Plan") as described in the Corporation's Information Circular dated May 14, 2008 (the "Circular"), which allows for a maximum number of common shares in the capital of Africo issuable pursuant to the 2008 Plan of 10,000,000 or, in the event the transactions contemplated by the Subscription Agreement, the Transfer Agreement and Akam Agreement (all as defined and more particularly described in the Circular) do not complete, 5,442,618 common shares, is hereby approved, subject to the approval of, and with any amendments to the 2008 Plan that may be required by, the regulatory authorities having jurisdiction over the securities of the Corporation."

Following approval of the 2008 Plan by Africo's Disinterested Shareholders, further shareholder approval will not be required for option grants made in accordance with the 2008 Plan, except as required by the policies of the Exchange. Shareholder approval of the 2008 Plan requires a simple majority of the votes cast by the Disinterested Shareholders. In this regard, as of May 12, 2008, the record date for the meeting and based on the information available to Africo, the votes attached to 527,737 shares are not eligible to vote on this matter.

The text of the 2008 Plan is available for viewing by any shareholder of Africo at Africo's registered office located at 1810-1111 West Georgia Street, Vancouver, British Columbia V6E 4M3, at any time up to and including the day prior to the meeting or the adjournment thereof. A copy of the 2008 Plan will also be available for viewing by any shareholder at the meeting.

Africo's management recommends that shareholders vote IN FAVOUR of the resolution to approve adoption by the Board of Directors of the 2008 Stock Option Plan. Unless you give other instructions, the persons named in the enclosed form of proxy intend to vote FOR the 2008 Option Plan Resolution as set out herein.

PART 4 – EXECUTIVE COMPENSATION

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Antony Harwood served as President, Michael O'Brien served as Chief Financial Officer, Chris Theodoropoulos served as Chairman of the Board of Africo, and Grant Pierce served as Country Manager in the Democratic Republic of the Congo during Africo's financial year ended December 31, 2007 (together, the "Named Executive Officers"). The summary compensation table below discloses compensation paid to the Named Executive Officers during the financial years ended December 31, 2007, 2006, and 2005. No other executive officer of Africo was paid more than $150,000 in compensation during the periods reported on in the following table.

Summary Compensation

Name and principal position	Fiscal year ended Dec 31	Annual Compensation			Long-Term Compensation
		Salary	Bonus	Other annual compensation	Securities under options granted
Antony Harwood	2007	$325,000	Nil	Nil	350,000
President & Chief Executive	2006	$167,136[6]	$130,000[7]	Nil	320,000
Officer[1]	2005[5]	N/A	N/A	N/A	N/A
Michael O'Brien	2007	$156,000	Nil	Nil	200,000
Chief Financial Officer[2]	2006	$104,850	Nil	Nil	Nil
	2005[5]	N/A	N/A	N/A	N/A
Chris Theodoropoulos	2007	$75,000[8]	$150,000[9]	$226,500[11]	250,000
Chairman of the Board[3]	2006	Nil	$200,000	$130,000[11]	220,000
	2005[5]	Nil	$100,000[10]	$100,000[11]	100,000
Grant Pierce	2007	$350,114	Nil[4]	Nil	250,000
Country Manager[4]	2006	$91,668	Nil	Nil	Nil
	2005[5]	N/A	N/A	N/A	N/A

(1) Dr. Harwood has been the President and Chief Executive Officer of Africo since July 7, 2006 (prior to which he was President and Chief Executive Officer of Africo's operating subsidiary from May 31, 2006).

(2) Michael O'Brien served as Acting Chief Financial Officer of Africo from December 1, 2006 to March 9, 2007, when he was appointed Chief Financial Officer.

(3) Mr. Theodoropoulos has been the Chairman of Africo since July 7, 2006 (and of its operating subsidiary since April 7, 2005).

(4) Grant Pierce served as Africo's Country Manager in the Democratic Republic of the Congo from September 1, 2006 to his resignation on March 31, 2008. See "Termination of Employment, Change in Responsibilities and Employment Contracts".

(5) Disclosure for the year ended December 31, 2005, is for Africo's operating subsidiary, Africo Resources (BC) Ltd., prior to Africo's incorporation on July 4, 2006.

(6) $162,500 of this amount was satisfied by issuance of 40,625 common shares in the capital of Africo at a deemed price per share of $4.00 and warrants entitling the holder to purchase 20,312 common shares in the capital of Africo at a per share price of $5.00 (subject to adjustment in certain circumstances) until May 23, 2008.

(7) Accrued in the first quarter of fiscal 2007 for contributions to Africo achieving several business development milestones during fiscal 2006.

(8) Annual fee for serving in the capacity of Chairman of the Board.

(9) Awarded and paid in the first quarter of 2008.

(10) Awarded and paid subsequent to the end of fiscal 2005 for contributions to Africo achieving several business development milestones during fiscal 2005.

(11) Consulting fees paid to 143 Investments Ltd., a private company controlled by Mr. Theodoropoulos. $50,000 of the $130,000 payable during fiscal 2006 was satisfied by issuance of 12,500 common shares in the capital of Africo at a deemed price per share of $4.00 and warrants entitling 143 Investments Ltd. to purchase 6,250 common shares in the capital of Africo at a per share price of $5.00 (subject to adjustment in certain circumstances) until May 23, 2008.

See "Termination of Employment, Change in Responsibilities and Employment Contracts" below and Part 8 – Other Information – Management Contracts.

Incentive Stock Options and Stock Appreciation Rights

The following table sets out all incentive stock options granted to the Named Executive Officers during the most recently completed financial year ended December 31, 2007.

Named Executive Officer	Securities under options granted (#)	% of total options granted in period	Exercise price ($/Security)	Market value of securities underlying options[1] on date of grant ($/Security)	Expiration date
Antony Harwood	350,000	15.9%	$2.31	$808,500	November 18, 2012
Michael O'Brien	200,000	9.1%	$2.31	$462,000	November 18, 2012
Chris Theodoropoulos	250,000	11.4%	$2.31	$577,500	November 18, 2012
Grant Pierce	250,000[2]	11.4%	$2.31	$577,500	March 31, 2009[2]

(1) The underlying securities are common shares of Africo.

(2) These options will expire on March 31, 2009, as a result of Mr. Pierce's resignation as Country Manager in the Democratic Republic of the Congo.

During the financial year ended December 31, 2007, no options held by the Named Executive Officers were downward re-priced and no incentive stock options held by the Named Executive Officers were exercised. The following table sets out details of the value, if any, of unexercised incentive stock options held by the Named Executive Officers as at December 31, 2007.

Named Executive Officer	Securities acquired on exercise	Aggregate value realized	Unexercised options as at year end December 31, 2007		Value of unexercised in-the-money options at year end December 31, 2007[1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Antony Harwood	Nil	N/A	670,000	Nil	$73,500	N/A
Michael O'Brien	N/A	N/A	200,000	Nil	Nil	N/A
Chris Theodoropoulos	Nil	N/A	570,000	Nil	$210,000	N/A
Grant Pierce	N/A	N/A	250,000	Nil	Nil	N/A

(1) The value of unexercised "in-the-money options" at financial year-end is the difference between the option exercise price and the closing price of the underlying stock on the Toronto Stock Exchange at the end of the fiscal year. The closing price of Africo's common shares on December 31, 2007 was $1.80.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

See also Part 8 – Other Information.– Interest of Certain Persons in Matters to be Acted on at the Meeting.

Dr. Antony Harwood – President & Chief Executive Officer

Pursuant to an offer letter from Africo Resources (B.C.) Ltd. dated May 25, 2006, which was accepted by Dr. Antony (Tony) Harwood on May 31, 2006, as amended December 19, 2007, Africo entered into an employment contract with Dr. Harwood pursuant to which Dr. Harwood agreed to act as Africo BC's President and Chief Executive Officer, commencing May 31, 2006, at a fixed remuneration of $325,000 per annum, payable monthly, such annual salary to be reviewed by Africo's Board of Directors annually. Under the agreement, Dr. Harwood is entitled to 21 paid vacation days per 12-month period and reimbursement for reasonable expenses incurred by Dr. Harwood in performance of his duties and responsibilities as President and Chief Executive Officer of Africo. In addition, Dr. Harwood is entitled to receive a benefits package which will reimburse him for medical and dental coverage for himself and his dependents, as well as for life, travel and international insurance, and is eligible to participate in Africo's stock option plan and be granted options to purchase 250,000 common shares of Africo, which options have been granted, in addition to others. The agreement further provides that Dr. Harwood is entitled to receive an additional 750,000 stock options to be exercisable at a per share price equal to the market price of

Africo's common shares on the TSX prior to the date of grant (such entitlement now reduced to 400,000 stock options as a result of the issuance of 350,000 options to Dr. Harwood in November 2007) and a cash bonus of $200,000 in the event that Africo completes a financing in the amount of $75,000,000.

As a condition of his employment arrangement, Dr. Harwood has agreed to a non-compete arrangement that restricts him, for a period of 12 months from the date of termination of his employment, from being involved in any capacity in a competing business, the principal activities of which are conducted and the principal assets of which are located within the geographical area known as the DRC of mineral deposits, the principal value of which consists of copper and/or cobalt (excluding Oryx Mining and Exploration Ltd., a private company of which Mr. Harwood is a director).

Dr. Harwood may terminate the employment arrangement with Africo by giving at least one calendar month's advance notice in writing to Africo. Africo may waive such notice, in whole or in part, and if it does so, Dr. Harwood's employment with Africo will cease on the date such notice is waived by Africo. Africo may terminate the employment arrangement with Dr. Harwood:

1. without notice, payment in lieu thereof or payment of severance of any kind for just cause; and

2. at its sole discretion for any reason, without cause, upon providing Dr. Harwood six months' notice of termination or, at Africo's option, pay in lieu of notice equal to six months' base salary as at the date of termination, together with all other payments or entitlements to which Dr. Harwood would be entitled pursuant to applicable employment or employment standards legislation. After the first fully completed year of employment and each fully completed year thereafter, an additional one month's notice or pay in lieu of such notice will be given by Africo to Dr. Harwood in the event of such termination.

Any pay in lieu of notice on termination will be calculated on the basis of Dr. Harwood's annual base salary as of the date of notice of termination and will be provided in regular monthly instalments, subject to all deductions and withholdings required by law. Pay in lieu of notice will also include a pro-rata portion of any bonus or other form of additional compensation for the year in which employment is terminated. In addition, all options granted but not vested as at the date of termination shall vest immediately. Dr. Harwood's rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued up to the date of termination of employment and unpaid at the date of such termination) shall otherwise terminate effective as of the date of termination, or as at the date notice of termination is given, if pay in lieu of notice is provided. In the event of termination for cause, employment benefits will cease effective as of the date of termination and, in the event of termination without cause, will continue for a period of six months after the date of termination.

If within six months of a change in control of Africo by way of a successful take-over bid, merger, amalgamation or reorganization pursuant to which ownership of more than 51% of the Africo common shares is acquired, Dr. Harwood's employment is terminated, or within such six months Dr. Harwood elects to treat his employment as terminated, Dr. Harwood shall be entitled to pay in lieu of notice equal to two years' annual base salary as at the date of termination, together with payment of any pro-rated bonus entitlement. In addition, all options granted but not vested as at the date of termination shall vest immediately, and any options which, but for such termination, would have been granted in due course within the six months following termination shall be granted to Dr. Harwood and vest immediately. In the event Dr. Harwood elects to treat his employment as terminated after a change in control as outlined above, and the transaction resulting in the change of control was one that was recommended by the directors of Africo to shareholders for approval, provided all monies due to Dr. Harwood in lieu of notice have been paid to Dr. Harwood, Dr. Harwood has agreed to continue to provide services to Africo pursuant to the terms of his employment agreement for a period of no less than 120 days following the deemed termination date.

The employment agreement is not assignable by Dr. Harwood and the agreement shall not be assigned by Africo except in the event of a merger, consolidation, plan of arrangement, corporate restructuring or sale of substantially all of the assets of Africo, and only if the assignee agrees in writing with Dr. Harwood to perform the obligations of Africo under the agreement.

Michael O'Brien, Chief Financial Officer

Africo is party to an agreement dated May 17, 2007, as amended December 19, 2007, with Michael O'Brien, pursuant to which Mr. O'Brien acts in the capacity of Chief Financial Officer of Africo for an annual salary of $156,000, to be reviewed annually, an annual performance based bonus at the discretion of the directors, plus entitlement to participate in Africo's stock option plan.

Mr. O'Brien may terminate the agreement by giving Africo at least one month's advance notice in writing, which Africo may waive in whole or in part, in which case Mr. O'Brien's employment will terminate on the date of such waiver. Africo may terminate the employment arrangement with Mr. O'Brien:

1. without notice, payment in lieu thereof or payment of severance of any kind for just cause; and

2. at its sole discretion for any reason, without cause, upon providing Mr. O'Brien six months' notice of termination or, at Africo's option, pay in lieu of notice equal to six months' base salary as at the date of termination, together with all other payments or entitlements to which Mr. O'Brien would be entitled pursuant to applicable employment or employment standards legislation. After the first fully completed year of employment and each fully completed year thereafter, an additional one month's notice or pay in lieu of such notice will be given by Africo to Mr. O'Brien in the event of such termination.

Any pay in lieu of notice on termination will be calculated on the basis of Mr. O'Brien's annual base salary as of the date of notice of termination and will be provided in regular monthly instalments, subject to all deductions and withholdings required by law. Pay in lieu of notice will also include a pro-rata portion of any bonus or other form of additional compensation for the year in which employment is terminated. In addition, all options granted but not vested as at the date of termination shall vest when due during the notice period, provided that none shall vest more than 90 days after the end of the notice period. Mr. O'Brien's rights and entitlements under any performance bonus (except for rights and entitlements, if any, accrued up to the date of termination of employment and unpaid at the date of such termination) shall otherwise terminate effective as of the date of termination, or as at the date notice of termination is given, if pay in lieu of notice is provided. In the event of termination for cause, employment benefits will cease effective as of the date of termination and, in the event of termination without cause, will continue for a period of six months after the date of termination.

If within six months of a change in control of Africo by way of a successful take-over bid, merger, amalgamation or reorganization pursuant to which ownership of more than 51% of the Africo common shares is acquired Mr. O'Brien's employment is terminated, or within such six months Mr. O'Brien elects to treat his employment as terminated, Mr. O'Brien shall be entitled to pay in lieu of notice equal to two years' annual base salary as at the date of termination, together with payment of any pro-rated bonus entitlement. In addition, all options granted but not vested as at the date of termination shall vest immediately, and any options which, but for such termination, would have been granted in due course within the six months following termination shall be granted to Mr. O'Brien and vest immediately. In the event Mr. O'Brien elects to treat his employment as terminated after a change in control as outlined above, and the transaction resulting in the change of control was one that was recommended by the directors of Africo to shareholders for approval, provided all monies due to Mr. O'Brien in lieu of notice have been paid to Mr. O'Brien, Mr. O'Brien has agreed to continue to provide services to Africo pursuant to the terms of his employment agreement for a period of no less than 120 days following the deemed termination date.

The employment agreement is not assignable by Mr. O'Brien and the agreement shall not be assigned by Africo except in the event of a merger, consolidation, plan of arrangement, corporate restructuring or sale of substantially all of the assets of Africo, and only if the assignee agrees in writing with Mr. O'Brien to perform the obligations of Africo under the agreement.

Grant Pierce – Country Manager, Democratic Republic of the Congo

Africo entered into a Contract of Employment with Grant Pierce pursuant to which Mr. Pierce agreed to full-time employment as Africo's Country Manager in the Democratic Republic of the Congo, based in Lubumbashi, commencing September 1, 2006, at a fixed remuneration of $275,000 per annum, payable in monthly instalments. Mr. Pierce resigned as Country Manager effective March 31, 2008. Africo has agreed to pay Mr. Pierce $275,881 in settlement of Mr. Pierce's resignation and bonus entitlement, of which 50% was paid on April

16, 2008 and the remaining 50% will be paid following Africo's next debt or equity raising. Mr. Pierce's 250,000 stock options, exercisable at $2.31, will expire on March 31, 2009. Mr. Pierce will continue to provide support and advice on a consulting basis if and when requested, for as long as practicable, without further compensation from Africo.

See Part 8 – Other Information – Management Contracts.

COMPOSITION OF THE COMPENSATION COMMITTEE

The members of the Compensation Committee of the Board of Directors of Africo are John Dixon (Chair), Antony Harwood and Tinus Maree, each of whom is a director of Africo. Antony Harwood has been the President and Chief Executive Officer of Africo since July 7, 2006, and the Chief Executive Officer of Africo's wholly-owned subsidiary, Africo Resources (B.C.) Ltd. since May 31, 2006.

REPORT ON EXECUTIVE COMPENSATION

Role of the Compensation Committee

The compensation of Africo's executive officers and the recommendations with respect to Africo's Option Plan (as herein defined) are determined by the Compensation Committee. Dr. Harwood does not participate in decisions of the Compensation Committee regarding his remuneration. The Compensation Committee will, as part of its review and evaluation process, engage independent third party executive compensation consultants and be guided in part on reports prepared by such consultants.

In order to attract and retain key personnel, Africo employs a combination of base compensation and equity participation through its Option Plan. In establishing levels of remuneration and in granting stock options and bonuses, the executive's performance, level of expertise, responsibilities, length of service to Africo and comparable levels of remuneration paid to executives of other companies of comparable size and development within the industry are taken into consideration.

Africo's Option Plan is administered by the Compensation Committee. The Option Plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term, to enable Africo to attract and retain individuals with experience and ability, and to reward individuals for current performance and expected future performance. Stock option grants are considered when reviewing executive officer compensation packages as a whole. See Part 5 – Securities Authorized for Issuance Under Equity Compensation Plans for a summary of the principal features of Africo's Option Plan.

Base Salary

In the Compensation Committee's view, paying base compensation that is competitive in the markets in which Africo operates is a first step to attracting and retaining talented, qualified and effective executives. The base salary of each particular executive officer is determined by an assessment by the Compensation Committee of such executive officer's responsibilities, performance, a consideration of competitive compensation levels in companies similar to Africo and a review of the performance of Africo as a whole and the role such executive officer played in such company performance.

Bonus

Bonuses are performance based short-term financial incentives and will be paid based on certain indicators such as personal performance, team performance and/or Africo's financial performance. Bonus levels will be, in part, determined by level of position with Africo and by contractual arrangements.

Long-Term Incentive

Africo provides a long-term incentive by granting stock options to executive officers in accordance with the policies of the TSX. Africo's Board has adopted the Option Plan to provide incentive to directors, officers, employees and consultants. The objective of granting options is to encourage executive officers to acquire an

ownership interest in Africo over a period of time, which acts as a financial incentive for such executive officer to consider the long-term interests of Africo and its shareholders. See Part 5 – Securities Authorized for Issuance under Equity Compensation Plans.

CEO Compensation

The components of the Chief Executive Officer's compensation are the same as those that apply to all of Africo's executive officers, namely base compensation, performance bonuses and long-term incentives in the form of stock options. The general compensation philosophy of Africo for executive officers is to provide a level of compensation that is competitive within the international marketplace and that will attract and retain individuals with the experience and qualifications necessary for Africo to be successful, and to provide long-term incentive compensation which aligns the interest of executives with those of the shareholders of Africo and provide long-term incentives to members of senior management whose actions have a direct and identifiable impact on the performance of Africo and who have had a material responsibility for long-range strategy development and implementation.

In establishing the CEO's compensation, the Compensation Committee reviews salaries paid to other executive officers in Africo, salaries paid to other CEOs in the industry, and the Chief Executive Officer's contribution to the affairs of Africo on an annual basis. Based on this criteria, the Committee then makes recommendations to the Board.

See Part 4 - Executive Compensation - Summary Compensation Table above for more information on remuneration of Named Executive Officers.

The foregoing report has been submitted by the Members of the Compensation Committee of the Board of Directors of Africo:
John Dixon (Chair)
Antony Harwood
Lukas Marthinus (Tinus) Maree

COMPENSATION OF DIRECTORS

Directors who are also officers and receive a salary from Africo do not receive any remuneration from Africo for serving as a director, except for reimbursement of any out-of-pocket expenses incurred in acting as a director and participation in Africo's Option Plan. Directors who are not so employed receive remuneration from Africo in the amount of $2,500 per month. With effect from December 1, 2006, the Chair of the Audit Committee receives an additional $5,000 per annum and the Chair of the Compensation Committee receives $2,000 per annum for their respective services as such, and committee members receive $500 per committee meeting attended. Aggregate directors fees paid by Africo to its directors during the year ended December 31, 2007 were $119,500, excluding the $75,000 annual Chairman's fee paid to Mr. Theodoropoulos and described below.

Chris Theodoropoulos, the Chairman of the Board of Africo, receives $75,000 annually for acting as Chairman, on the basis of devoting five days per month to the affairs of Africo in his capacity as Chairman, and an additional $2,500 per day for each additional day in excess of five days per month that Mr. Theodoropoulos devotes to Africo. In addition, from November 2003 to March 2007, Chris Theodoropoulos was associate counsel with the Vancouver law firm Getz Prince Wells LLP, which firm provides legal services to Africo. During the period January 1 to March 31, 2007, Africo paid Getz Prince Wells LLP an aggregate $53,062 for legal services rendered.

David Adamson, a director of Africo since its incorporation on July 4, 2006, received cash compensation from Africo during the fiscal year ended December 31, 2007 of an aggregate $31,333 for his services as a director.

John Dixon, a director of Africo since its incorporation on July 4, 2006, received cash compensation from Africo during the fiscal year ended December 31, 2007 of an aggregate $42,667 for his services as a director. In addition, during the fiscal year ended December 31, 2007, Africo was party to a written agreement with East African Mineral Resources, an entity controlled by John Dixon, for provision of staff and all support services for Swanmines and the Republic of South Africa office, and travel services for Dr. Harwood in his capacity as President and Chief Executive Officer of Africo, the intention being that this contract was for cost recovery only, with no profit component to East African Mineral Resources. During Africo's fiscal year ended December 31,

2007, Africo paid East African Mineral Resources an aggregate $632,119 in reimbursement of these costs and for this service.

Lukas Marthinus Maree, a director of Africo since its incorporation on July 4, 2006, and a director of Africo Resources (B.C.) Ltd. since February 14, 2005, received cash compensation from Africo during the fiscal year ended December 31, 2007 of $31,000 ($22,500 of which has been paid and the balance accrued) for his services as a director.

During the year ended December 31, 2007, Africo's directors were granted options to purchase an aggregate 900,000 common shares of Africo as set out in the following table.

Name	Date of grant	Options granted	Exercise price	Expiry date
David Adamson	November 19, 2007	100,000	$2.31	November 18, 2012
John Dixon	November 19, 2007	100,000	$2.31	November 18, 2012
Antony Harwood	November 19, 2007	350,000	$2.31	November 18, 2012
Tinus Maree	November 19, 2007	100,000	$2.31	November 18, 2012
Chris Theodoropoulos	November 19, 2007	250,000	$2.31	November 18, 2012

See Part 8 – Other Information – Management Contracts.

PERFORMANCE GRAPH

The following graph compares the quarterly percentage change in the cumulative total shareholder return for $100 invested in common shares of Africo on December 31, 2006 (the end of the quarter in which Africo became listed on the TSX) against the cumulative total shareholder return of the S&P /TSX Composite index, for the first year of trading for Africo, assuming the reinvestment of all dividends. As at the date of this Circular, Africo's current share price was $1.80.


120.00
100.00
80.00
60.00
40.00
20.00
2006 Q4
2007 Q1
2007 Q2
2007 Q3
2007 Q4
Africo Resources Ltd
S&P/TSX Composite

	2006 Q4	2007 Q1	2007 Q2	2007 Q3	2007 Q4
Africo Resources Ltd	100.00	92.50	55.00	53.75	45.00
S&P/TSX Composite	100.00	102.60	109.05	111.22	109.83

PART 5 – SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following information is as of December 31, 2007, Africo's most recently completed financial year.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	3,975,000	$1.95	337,688
Equity compensation plans not approved by securityholders	Not applicable	Not applicable	Not applicable
Total	3,975,000	$1.95	337,688

Summary of the Stock Option Plan

On July 7, 2006, the Board of Directors of Africo approved a "fixed number" stock option plan (the "Option Plan") in a form compatible with the rules of the TSX. The Option Plan has not been amended since it was adopted. Under the Option Plan, Africo is authorized to grant options entitling the holders to acquire up to an aggregate 4,783,238 Africo common shares, which represented 20% of the issued and outstanding common share capital of Africo as at the date of the initial listing of Africo's common shares on the TSX. As of the date of this Circular, the Option Plan reserve represents approximately 17.6% of Africo's issued and outstanding common share capital.

As at the date of this Circular, stock options have been granted and are outstanding pursuant to the Option Plan entitling the holders thereof to purchase an aggregate 3,975,000 common shares in the capital of Africo representing approximately 83.1% of the Option Plan reserve and 14.6% of Africo's issued and outstanding common share capital, of which options to purchase an aggregate 2,419,307 common shares of Africo (or approximately 8.9% of its current issued and outstanding common share capital) are held by Africo's directors and executive officers.

The principal purposes of the Option Plan are to provide Africo with the advantages of the incentive inherent in share ownership on the part of those persons responsible for the continued success of Africo; to create in those persons a proprietary interest in, and a greater concern for, the welfare and success of Africo; to encourage such persons to remain with Africo; and to attract new talent to Africo. Africo has not to date and does not intend to provide financial assistance to facilitate the purchase of common shares under the Option Plan.

The Option Plan is administered by the Compensation Committee of the Board. The following is a brief description of the principal terms of the Option Plan, which description is qualified in its entirety by the terms of the Option Plan:

1. The maximum number of Africo common shares issuable upon the exercise of options granted under the Option Plan is 4,783,238 common shares in the capital of Africo.
2. The exercise price of stock options, as determined by the Compensation Committee, may not be less than the last closing price of the Africo common shares on the TSX immediately prior to the time of the grant of an option.
3. Stock options under the Option Plan may be granted to:
   (a) an executive officer, director or employee of Africo or any related entity to Africo;

(b) a consultant (other than an employee or director of Africo) providing consulting, technical, management or other services to Africo or any related entity to Africo, or a consultant company; and

(c) an employee of a corporation providing management services to Africo or any related entity to Africo, which management services are required for the ongoing successful operation of the business enterprise of Africo but excluding a person engaged in investor relations activities.

4. The term for exercise of the options under the Option Plan is a maximum of ten years from the date of grant. Stock options may only be exercised to the extent not earlier exercised or terminated in accordance with the terms of the Option Plan, and the earliest of: a) the termination date specified in the Option Certificate issued by Africo specifying the terms of the option being granted to the optionee; b) where the optionee ceases to be an eligible person pursuant to the Option Plan by reason of termination for just cause, the date of such termination, or such later date determined by the Board, which can be no later than the original expiry date of the option; c) where an optionee ceases to be eligible person pursuant to the Option Plan for a reason other than disability, death or termination for just cause, 90 days after such date of termination, or upon the optionee making written application to the Board, such later date determined by the Board, which can be no later than the original expiry of such option; and d) the date of any violation of any term of the Option Plan with respect to transferability.

5. The Board of Directors of Africo, taking into account the recommendations of the Compensation Committee, shall have the complete discretion to set the terms of any vesting schedule for each option granted, including the discretion to permit partial vesting in stages or percentage amounts based on the term of such option or to permit full vesting after a stated or period of time has passed from the date of grant.

6. All options shall be non-assignable and non-transferable except as to a Qualified Successor or as otherwise permitted by applicable securities laws. "Qualified Successor" means a person who is entitled to ownership of an option upon the death of an optionee, pursuant to a will or the applicable laws of descent and distribution upon death. In the event of death of an optionee, such optionee's options shall be exercisable by the Qualified Successor until the expiry of the term of the option. If an optionee becomes disabled, such optionee's options may be exercised by a guardian until 12 months after the expiry of the term of the option.

7. If there is any change in the number of Africo common shares outstanding through any declaration of a stock dividend or any consolidation, subdivision or reclassification of the Africo common shares, the number of shares available under the Option Plan, the shares subject to any option and the exercise price will be adjusted proportionately, subject to any approval required by the TSX. If Africo amalgamates, merges or enters into a plan of arrangement with or into another corporation, the shares received on exercise of the options thereafter will reflect the shares that would have been received had the options been exercised immediately prior to the record date for the amalgamation, merger or plan of arrangement and the exercise price will be adjusted proportionately. If a Change of Control (as defined in the Option Plan) occurs, all options will become immediately exercisable. If a bona fide takeover bid (as defined in the British Columbia *Securities Act*) is made for the Africo common shares, optionees will be entitled to exercise any options they hold to permit them to tender the shares received upon exercise of the options to the takeover bid.

8. The Option Plan contains provisions which require shareholder approval or, where required, approval by Africo's disinterested shareholders, to: (i) increase the aggregate number of Africo common shares which may be issued under the Option Plan, (ii) materially modify the requirements as to the eligibility for participation in the Option Plan which would have the potential of broadening or increasing insider participation; and (iii) materially increase the benefits accruing to participants under the Option Plan. However, the Option Plan may be amended by the Board of Directors of Africo without shareholder approval in order to comply with the requirements of any applicable regulatory authority and to make amendments of an administrative, grammatical or typographical nature to the Option Plan.

9. Notwithstanding the date of expiration of the term of an option, the date of expiration of the term of an option will be adjusted, without being subject to the Board of Directors of Africo or Compensation Committee's discretion, to take into account any black out period imposed on the optionee by Africo as follows: (i) if the term expiration date falls within a black out period imposed on the optionee by Africo, then the term expiration date is extended to the close of business on the tenth business day after the end of

such black out period by Africo (the "Black Out Expiration Term"); or (ii) if the term expiration date falls within two business days after the end of a black out period imposed on the optionee by Africo, then the term expiration date is extended to the date which is the Black Out Expiration Term reduced by the number of business days between the term expiration date and the end of such black out period.

A copy of the Option Plan will be provided to any shareholder upon request for same sent to Africo's Chief Financial Officer. See Part 3 – The Business of the Meeting – Approval of 2008 Stock Option Plan.

PART 6 – AUDIT COMMITTEE

For disclosure with respect to composition of the Audit Committee of Africo's Board of Directors, the Audit Committee Charter, fees paid to Africo's external auditor during the last two fiscal years and other related information, see "Item 10 – Audit Committee" in Africo's Annual Information Form dated March 28, 2008 for the financial year ended December 31, 2007, which has been filed with regulators through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) and is available for viewing with Africo's other public disclosure documents through the internet at www.sedar.com.

PART 7 – CORPORATE GOVERNANCE

Follows is a summary of Africo 's current approach to corporate governance.

Composition of the Board of Directors

The Board of Directors of Africo, at present, is comprised of five directors, one of whom, John Dixon, is considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship, which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. On this basis, Chris Theodoropoulos, as Chairman of the Board receiving remuneration for his services; David Adamson, an executive officer of Africo's principal operating subsidiary within the last three years; Antony Harwood, the current President and Chief Executive Officer of Africo; and Tinus Maree, who receives remuneration from Africo for consulting services, are not considered to be independent directors.

The Board anticipates that as Africo matures as a business enterprise, it will identify additional qualified candidates that have experience relevant to its needs, are independent of Africo's management and its subsidiaries and are considered independent under applicable corporate governance legislation and guidelines.

Board Mandate

The Board of Directors of Africo has not, as yet, adopted a written mandate. The Board is, however, responsible for approving long-term strategic plans and annual operating plans and budgets recommended by management. Board consideration and approval is also required for all material contracts, business transactions and all debt and equity financing proposals.

Africo's Board of Directors delegates to management, through the President and Chief Executive Officer, responsibility for meeting defined corporate objectives, implementing approved strategic and operating plans, carrying on Africo's business in the ordinary course, managing Africo's cash flow, evaluating new business opportunities, recruiting staff and complying with applicable regulatory requirements. The Board also looks to management to furnish recommendations respecting corporate objectives, long-term strategic plans and annual operating plans.

The Board has appointed three Committees: an Audit Committee, a Compensation Committee and a Corporate Governance Committee, each responsible for making recommendations to the Board in their respective areas of endeavour (see below for further detail on the mandate of each Committee). The Board and its Committees meet independently of management on a regular basis.

Position Descriptions

Africo's Board of Directors has not yet developed written position descriptions for the Chairman of the Board or the Chair of the Board Committees. The role of the Chair of the Audit Committee flows from and is informed and guided by the factors identified in the Audit Committee Charter (see Part 6 – Audit Committee).

The Board of Directors has not developed a written position description for the Chief Executive Officer. As Chief Executive Officer, Dr. Harwood is responsible for management of the business and affairs of Africo and its subsidiaries, subject always to Board approval of business plans and decisions relating to major expenditures, financing arrangements and significant acquisitions or divestitures (see *Board Mandate* above).

Attendance

The following table provides a summary of attendance for Board and Committee meetings held from January 1, 2007 to December 31, 2007.

Name	Board meetings attended	Committee meetings attended
David Adamson(1)	9 of 10	1(1) of 3 (Audit)
John Dixon	10 of 10	3 of 3 (Audit) 2 of 2 (Compensation)
Antony Harwood(2)	10 of 10	2(2) of 3 (Audit) 2 of 2 (Compensation)
Lucas Marthinus (Tinus) Maree(3)(4)	8 of 10	0(3) of 3 (Audit) 1(4) of 2 (Compensation)
Chris Theodoropoulos	10 of 10	N/A

(1) Mr. Adamson was appointed as a member of the Audit Committee on October 31, 2007, therefore, he only attended one meeting of the Audit Committee held subsequent to his date of appointment as a member.

(2) Dr. Harwood was a member of the Audit Committee during the fiscal year to October 31, 2007, therefore, he only attended the two meetings of the Audit Committee, as a member, held during the period he was a member.

(3) Mr. Maree was appointed as a member of the Audit Committee on October 31, 2007, and was unavailable to attend the one meeting of the Audit Committee held subsequent to his date of appointment as a member.

(4) Mr. Maree was appointed as a member of the Compensation Committee on October 31, 2007, therefore, he only attended one of the two meetings of the Committee held subsequent to his date of appointment as a member.

Directorships

Certain of the current directors of Africo are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name	Reporting Issuer (or equivalent in a foreign jurisdiction)
David Adamson	Paragon Minerals Corporation Rubicon Minerals Corporation Constantine Metal Resources
Antony (Tony) Harwood	Adamus Resources Limited Lappland Goldminers AB
Chris Theodoropoulos	Ethos Capital Corp. Pediment Exploration Ltd. Peer 1 Network Enterprises, Inc.

Orientation and Continuing Education

Given the relatively static composition of the Board of Directors since its incorporation, the Corporation has not yet developed an official orientation or training program for new directors.

New directors will have the opportunity to become familiar with the Corporation by meeting with the other directors and with officers and employees. Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

Africo's Board of Directors has adopted a Code of Ethics, a copy of which is available for review through the internet on SEDAR at www.sedar.com or on Africo's website at www.africoresources.com.

Africo's Board of Directors monitors the ethical conduct of its affairs by its directors, employees and contractors to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commissions and stock exchanges. The Board has found that the fiduciary duties placed on individual directors by applicable corporate law, as well as the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, have been sufficient to ensure that the Board operates independently of management and in the best interests of Africo's business and operations, as well as shareholders' interests.

The Board of Directors promotes a culture of ethical business conduct for officers and employees of Africo through its own high standards of ethical business behavior in fulfilling its mandate.

Africo's Board of Directors has adopted a "Whistleblower Policy" which provides employees, management, officers, directors, contractors, consultants and Committee members with the ability to report, on a confidential and anonymous basis, any complaints and concerns regarding accounting, internal controls or auditing matters, including, but not limited to, unethical and unlawful accounting and auditing policies, practices or procedures, fraudulent or misleading financial information and instances of corporate fraud, in addition to other wrong doing. The Board believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical conduct within Africo.

The Board of Directors has also adopted a Corporate Disclosure Policy to ensure that communications to the investing public about the business and affairs of Africo and its subsidiaries are made in accordance with all applicable legal and regulatory requirements, covering disclosure in documents filed with regulators and written disclosure documents sent to shareholders, presentations by senior management, information contained on Africo's website and other electronic communications. The Corporate Disclosure Policy extends to oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media, as well as speeches, industry or press conferences and conference calls.

Further, Africo's Board has adopted an Insider Trading Policy to ensure that persons having knowledge of material information not generally disclosed to the public do not take advantage of such information through trading in securities issued by Africo or in securities of other corporations whose price would be affected by such undisclosed material information. This Trading Policy is intended to ensure that Africo's directors, officers, employees and other insiders, or associates of such persons, act, and are perceived to act, in accordance with applicable laws and the highest standards of ethical and professional behaviour.

Nomination and Assessment of Directors

The Corporate Governance Committee and the Board as a whole intend to annually examine the size of the Board of Directors to ensure that it is optimum for decision making. The current Board comprising five directors (six nominees being proposed for election at the 2008 annual meeting to which this Circular relates) is small enough for constructive interaction to take place but, at the same time, large enough to encompass a broad representation of relevant skills and competencies.

Assessments

As part of its mandate, the Corporate Governance Committee, comprised of John Dixon, Tinus Maree and Chris Theodoropoulos, of which Mr. Dixon is independent, is responsible for assessing, at least annually, the effectiveness of the Board as a whole, the Committees of the Board and the contribution of individual directors (including the competencies and skills that each individual director is expected to bring to the Board), including considering the appropriate size of the Board.

Compensation

See Part 4 – Executive Compensation – Report on Executive Compensation.

Committees of the Board

Audit Committee

See Part 6 – Audit Committee.

Compensation Committee

The Compensation Committee of the Board of Directors, comprised of John Dixon (Chair), Tony Harwood and Tinus Maree, is responsible for approving senior executive compensation and retirement plans (see *Compensation* above and Part 4 – Executive Compensation – Report on Executive Compensation).

Corporate Governance Committee

John Dixon, Tinus Maree and Chris Theodoropoulos are members of Africo's Corporate Governance Committee. The Committee's responsibilities include:

- identifying qualified candidates and making recommendations to the Board regarding nominees for election or appointment as directors;
- conducting annual reviews of committee memberships and periodically reviewing the powers, mandates and performance of the committees of the Board;
- reviewing the composition, compensation and governance of the Board, assessing the effectiveness of the Board as a whole and contribution of the directors individually, and making recommendations for improving effectiveness; and
- ensuring corporate compliance with applicable legislation.

PART 8 – OTHER INFORMATION

DIRECTORS AND OFFICERS INSURANCE

Africo maintains insurance for the benefit of its directors and officers against liability incurred by them as such, subject to certain limitations contained in the *Canada Business Corporations Act* and as outlined in the insurance policy. The policy provides coverage to directors and officers in the aggregate amount in any policy year (April 23, 2008 to April 22, 2009) of $10,000,000, subject to a deductible of $100,000. The total premium charged for this insurance during the current policy year is $61,250 and is paid by Africo.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Since the beginning of the most recently completed financial year ended December 31, 2007 and as at the date of this Information Circular, no director, executive officer or employee or former director, executive officer or employee of Africo or its subsidiaries, nor any nominee for election as a director of Africo, nor any associate of any such person, was indebted to Africo or any of its subsidiaries during the most recently completed financial year ended December 31, 2007 for other than "routine indebtedness", as that term is defined by applicable law; nor was

any indebtedness to another entity the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Africo or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED ON AT THE MEETING

Except as described herein, none of the directors or executive officers of Africo or its subsidiaries, no proposed nominee for election as a director of Africo, none of the persons who have been directors or executive officers of Africo or its subsidiaries since the commencement of Africo's last completed consolidated financial year, and no associate or affiliate of any of the foregoing persons has any substantial interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting other than the election of the directors (see Part 3 – The Business of the Meeting). The Board of Directors of Africo resolved to set aside a bonus pool amounting to 1% of the value of the proposed transactions with Camrose Resources Limited as described in this Circular, to a maximum of $1,135,000, to be distributed to employees, officers and directors of Africo at the discretion of Africo's Compensation Committee, and which bonuses are over and above any contractual entitlements, respectively, of employees, officers, and directors. See in this Circular Part 4 – Executive Compensation – Termination of Employment, Change in Responsibility and Employment Contracts.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as described herein, no proposed nominee for election as a director, and no director or executive officer of Africo or any of its subsidiaries who has served in such capacity since the beginning of the last financial year of Africo, and no shareholder holding of record or beneficially, directly or indirectly, more than 10% of Africo's outstanding common shares, and none of the respective associates or affiliates of any of the foregoing, had any interest in any transaction with Africo since the beginning of the last completed financial year, or in any proposed transaction that has materially affected Africo or any of its subsidiaries, or is likely to do so.

See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts and Part 8 – Other Information – Management Contracts.

MANAGEMENT CONTRACTS

The management functions of Africo and its subsidiaries are performed by our directors and executive officers and we have no management agreements or arrangements under which such management functions are performed by persons other than the directors and executive officers of Africo and its subsidiaries, respectively. See Part 4 – Executive Compensation - Termination of Employment, Change in Responsibilities and Employment Contracts and Compensation of Directors.

CEASE TRADE ORDERS AND CORPORATE BANKRUPTCY

Except as described below, as at the date of this Information Circular, no proposed nominee for election as a director of Africo is, or has been, within 10 years before the date of this Information Circular:

1. a director, chief executive officer or chief financial officer of any company (including Africo and any personal holding company of the proposed director) that, while that person was acting in that capacity:
    (a) was subject to a cease trade order (including any management cease trade order which applied to directors or executive officers of a company, whether or not the person is named in the order) or an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order"); or
    (b) was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or
2. a director or executive officer of any company (including Africo and any personal holding company of the proposed director) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to

bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Lukas Marthinus (Tinus) Maree was a director of Energem Resources Inc. from July 2005 until May 2006. On March 7, 2006, the British Columbia Securities Commission ordered that all trading by the insiders in the securities of Energem cease until Energem filed comparative financial statements for the fiscal year ended November 30, 2005, related Management Discussion and Analysis, and an Annual Information Form for the fiscal year ended November 30, 2005. This cease trade order was revoked by the British Columbia Securities Commission on May 31, 2006.

PENALTIES AND SANCTIONS

As at the date of this Information Circular, no proposed nominee for election as a director of Africo (nor any of his or her personal holding companies) has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a proposed director.

PERSONAL BANKRUPTCY

As at the date of this Information Circular, no proposed nominee for election as a director of Africo has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

OTHER MATTERS

Management of Africo is not aware of any other matters to come before the meeting other than as set forth in the Notice of Meeting that accompanies this Information Circular. If any other matter properly comes before the meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

ADDITIONAL INFORMATION

You may obtain additional financial information about Africo in our audited consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2007, which are included with this Information Circular. Additional copies may be obtained without charge upon request to us at Suite 1108 – 1030 West Georgia Street, Vancouver, British Columbia V6E 2Y3, telephone (604) 646-3225; fax (604) 646-3226. You may also access our disclosure documents through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

DIRECTORS' APPROVAL

The Board of Directors of Africo Resources Ltd. has approved the contents of this Information Circular and the sending of it to each shareholder entitled to receive notice of the meeting.

Vancouver, British Columbia, May 14, 2008.

"Chris Theodoropoulos"

Chris Theodoropoulos, Chairman of the Board

SCHEDULE "A"

RIGHTS PLAN TERMINATION AGREEMENT

AMENDMENT, WAIVER AND TERMINATION AGREEMENT

AMENDMENT, WAIVER AND TERMINATION AGREEMENT dated as of April 17, 2008 with respect to the **SHAREHOLDERS RIGHTS PLAN AGREEMENT** dated as of May 25, 2007 between **Africo Resources Ltd.**, a company incorporated under the laws of Canada (the "Issuer") and **Computershare Investor Services Inc.**, a company incorporated under the laws of Canada (the "Rights Agent")

BACKGROUND

A. the Issuer and the Rights Agent are parties to the Shareholders Rights Plan Agreement dated as of May 25, 2007 (the "Rights Plan");

B. the Issuer and Camrose Resources Limited ("Camrose") have entered into a Subscription Agreement dated as of April 17, 2008 ("Subscription Agreement") pursuant to which Camrose has agreed to subscribe for common shares of the Issuer representing more than 20% of the outstanding common shares of the Issuer after giving effect to completion of the Subscription Agreement;

C. completion of the Subscription Agreement is conditional upon the rights under the Rights Plan being waived and the Rights Plan being terminated;

D. the Rights Plan is not intended to apply to a subscription agreement, the completion of which is conditional upon the rights under the Rights Plan being waived and the Rights Plan being terminated, and the Rights Plan is therefore not intended to apply to the Subscription Agreement;

E. no "Flip-in Event" (as defined in the Rights Plan) has occurred; and

F. the Issuer and the Rights Agent are entering into this Agreement to amend the Rights Plan to provide for the waiver on behalf of all of the shareholders and Rights holders of any rights that may have accrued in their favour prior to the termination of the Rights Plan pursuant to this Agreement and to provide for the Rights Plan to be rescinded in its entirety and terminated effective as of the date of shareholder approval of this Agreement.

In consideration of the premises, $10 now paid by the Issuer and the Rights Agent to each other and the covenants and agreements hereinafter set forth (the receipt and sufficiency of which is hereby acknowledged), the Issuer and the Rights Agent agree as follows:

1. In this Agreement terms that are defined in the Rights Plan and not otherwise defined herein shall have the meanings defined in the Rights Plan.

2. The Rights Plan is hereby amended, effective as of the date of shareholder approval of this Agreement, to provide that any and all rights that may have accrued under the Rights Plan and the Rights in favour of holders of Common Shares prior to the termination of the Rights Plan pursuant to this Agreement are fully and finally and irrevocably waived and the obligations of the Issuer in connection therewith are fully and finally and irrevocably released.

3. The Rights Plan is hereby rescinded in its entirety and terminated, and of no further force and effect, effective as of the date of shareholder approval of this Agreement.

4. This Agreement is subject to the approval of the holders of Common Shares, by the affirmative vote of a majority of the votes cast by all holders of Common Shares (other than any holder who does not qualify as an Independent Shareholder, with respect to all Common Shares Beneficially owned by such Person), represented in person or by proxy at a Special Meeting called and held in compliance with applicable laws and regulatory requirements and the requirements of the Issuer's bylaws and the Rights Plan.

5. This Agreement shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

6. This Agreement and the Rights Plan are the only agreements between the parties with respect to the subject matter hereof and thereof and there are no other agreements, representations, warranties, covenants or conditions with respect thereto.

7. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

In witness whereof, the parties hereto have caused this Agreement to be duly executed under seal as of the day and year first above written.

AFRICO RESOURCES LTD.

By: c/s

"Chris Theodoropoulos"
(Authorized Signatory)

Name: Chris Theodoropoulos
Title: Chairman of the Board

COMPUTERSHARE INVESTOR SERVICES INC.

By: c/s

"June Glover"
(Authorized Signatory)

Name: June Glover
Title: Relationship Manager

"Jenny Karim"
(Authorized Signatory)

Name: Jenny Karim
Title: Relationship Manager

SCHEDULE "B"

RIGHTS PLAN TERMINATION RESOLUTION

"RESOLVED THAT:

1. In accordance with the terms of section 5.4 thereof, the Shareholder Rights Plan Agreement (the "Rights Plan") dated as of May 25, 2007, between the Corporation and Computershare Trust Company of Canada, as Rights Agent, be amended to provide that the Rights Agent is irrevocably authorized and directed by each of the holders of certificates for Common Shares and Rights Certificates, to waive on behalf of all of the shareholders and holders of Rights, any right that may have accrued in their favour prior to termination of the Rights Plan pursuant to the Termination Agreement dated April 17, 2008 between the Corporation and the Rights Agent, a copy of which is attached as Schedule "A" of the Corporation's Management Information Circular dated May 14, 2008.

2. The Termination Agreement dated as of April 17, 2008 between the Corporation and the Rights Agent, a copy of which is attached as Schedule "A" of the Corporation's Management Information Circular dated May 14, 2008, is hereby ratified, confirmed and approved.

3. Any director or officer of the Corporation is hereby authorized and empowered, acting for, in the name of, and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents or instruments, and do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to implement and give effect to, and to carry out, the resolutions set forth herein."

SCHEDULE "C"

CAMROSE TRANSACTIONS RESOLUTIONS

"RESOLVED THAT:

1. The issuance of 40,000,000 common shares and 20,000,000 warrants to acquire common shares to Camrose Resources Limited pursuant to the Subscription Agreement and the Additional Shares, all as more particularly described and defined in the Corporation's Management Information Circular dated May 14, 2008, are hereby approved.

2. The issuance of 5,400,000 common shares to Camrose Resources Limited pursuant to the Akam Agreement as more particularly described in the Corporation's Management Information Circular dated May 14, 2008 is hereby approved.

3. The issuance of a maximum of 120,000,000 common shares to affiliates of La Congolaise des Mines et de Developpement (Comide Sprl) pursuant to the Transfer Agreement as more particularly described in the Corporation's Management Information Circular dated May 14, 2008 is hereby approved.

4. Any director or officer of the Corporation is hereby authorized and empowered, acting for, in the name of, and on behalf of the Corporation, to execute or cause to be executed, under the seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents or instruments, and do or cause to be done all such other acts or things, as in the opinion of such director or officer of the Corporation may be necessary or desirable in order to implement and give effect to, and to carry out, the resolutions set forth herein."

AFRICO RESOURCES LTD.

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

RECEIVED
2008 JUN 16 A 10:~7
OFFICE OF INTE...
CORPORATE FI...

000001

SAM SAMPLE
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X

Security Class **COMMON SHARES**

Holder Account Number

C9999999999 I ND

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Form of Proxy - Annual and Special Meeting to be held on Thursday, June 12, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 1:30 p.m. Vancouver time on Tuesday, June 10, 2008.

VOTE USING THE INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Internet

- Go to the following web site:
  www.investorvote.com

If you vote by the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose to vote using the Internet.

To vote by the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 013961 **HOLDER ACCOUNT NUMBER C9999999999** **ACCESS NUMBER 99999**

AFXQ_PRX_43255/000001/000001/i

SAM SAMPLE

C9999999999

IND C01

Appointment of Proxyholder

The undersigned shareholder ("Registered Shareholder") of AFRICO RESOURCES LTD. (the "Corporation") hereby appoints: Chris Theodoropoulos, the Chairman of the Board, or failing him, Antony (Tony) Harwood, the President, or failing him, Michael O'Brien, the Chief Financial Officer,

OR

Enter (print) the name of the person you are appointing if this person is someone other than the foregoing

as my/our proxyholder with full power of substitution and to attend, act and vote for and on my/our behalf in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) in respect of all matters that may properly come before the annual and special meeting of shareholders of **AFRICO RESOURCES LTD.** to be held in the **Pacific Room** of the **Metropolitan Hotel at 645 Howe Street, Vancouver, British Columbia,** on **Thursday, June 12, 2008, at 1:30 p.m.** (Vancouver time) and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold		For	Withhold		For	Withhold
01. David W. Adamson	☐	☐	02. John Dixon	☐	☐	03. Antony Harwood	☐	☐
04. Lukas Marthinus Maree	☐	☐	05. Michael O'Brien	☐	☐	06. Chris Theodoropoulos	☐	☐

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	For	Withhold
2. Appointment of Auditor Appointment of PricewaterhouseCoopers LLP as auditor of the Corporation for the ensuing year and authorization to the Board of Directors to fix the auditor's remuneration.	☐	☐

	For	Against
3. Shareholder Rights Plan Approve amendment to, and the subsequent termination of, the Shareholder Rights Plan Agreement.	☐	☐

	For	Against
4. Approve Resolutions Approve the Camrose Transactions Resolutions as defined and described in the Information Circular.	☐	☐

	For	Against
5. Stock Option Plan Approve implementation by the Board of Directors of the 2008 Stock Option Plan, all as more particularly described in the Information Circular.	☐	☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

DD / MM / YY

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